Exhibit 99.1
MINISO Group Holding Limited Supplemental and Updated Disclosures
MINISO Group Holding Limited (the “Company” or “we”) has filed an application (the “Listing Application”) with the Stock Exchange of Hong Kong Limited (“the Hong Kong Stock Exchange”) in connection with a proposed dual primary listing (“the Listing”) of its ordinary shares (“the Shares”) on the Main Board of the Hong Kong Stock Exchange.
The Listing Application contains new and supplemental descriptions of certain aspects of the Company’s business and financial information as required by the Hong Kong Stock Exchange Listing Rules as well as updated disclosures of certain information previously disclosed in the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2021 (the “2021 Form 20-F”). This Supplemental and Updated Disclosures exhibit sets forth such new, supplemental, and updated information and disclosures as described below. The disclosures herein supplement, and should be read in conjunction with, the disclosures in the 2021 Form 20-F and other disclosures furnished on Form 6-K.
There is no assurance as to if or when the Listing will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation, or sale of the Company’s securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

FORWARD-LOOKING STATEMENTS
This exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates, and projections about us, our industries, and the regulatory environment in which we and companies integral to our business operate. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “target,” “goal,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions.
Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our operations and business prospects, business and operating strategies and our ability to implement such strategies, our expected user growth and business growth, our ability to develop and manage our operations and business, competition for, among other things, capital, technology and skilled personnel, our ability to control costs, our dividend policy, and changes to regulatory and operating conditions in the industry and jurisdictions in which we operate.
The forward-looking statements made in this exhibit relate only to events or information as of the date on which the statements are made in this exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this exhibit completely in conjunction with our annual reports on Form 20-F and other documents filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.

RECENT DEVELOPMENTS

The following section presents updates relating to selected information subsequent to the filing of our 2021 Form 20-F.
Recent Regulatory Developments
The regulatory environment in the PRC has been undergoing a number of recent changes and reforms in various areas, including the recent publication of the Cybersecurity Review Measures (《網絡安全審查辦法》) and the Regulations on the Administration of Cyber Data Security (Draft for Comments) (《網絡數據安全管理條例（徵求意見稿）》). Additionally, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (《國務院關於境內企業境外發行證券和上市的管理規定（草案徵求意見稿）》) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (《境內企業境外發行證券和上市備案管理辦法（徵求意見稿）》), which set out the new regulatory requirements and filing procedures for Chinese companies seeking direct or indirect listing in overseas markets. Under these regulations and draft regulations, the approval of the CSRC, the CAC or other PRC government authorities may be required in connection with the Global Offering, in which case we cannot predict whether or for how long we will be able to obtain such approval. For further details, please see “Risk Factors — Risks Related to Doing Business in China,” “Regulations — PRC — Regulations Relating to Overseas Listing” and “Regulations — PRC — Regulations Relating to Data, Cyber and Information Security” in this document.

RISK FACTORS

The following section sets forth certain risk factors that have been updated and/or supplemented since the filing of our 2021 Form 20-F as well as additional new risk factors relating to the Listing.
RISKS RELATED TO OUR BUSINESS AND INDUSTRY
Our international operations are subject to a variety of costs and legal, regulatory, political and economic risks.
Our business and results of operations are affected by our ability to execute our globalization strategy, which primarily involves expanding into new international markets and growing our store network overseas. Our revenue from markets outside of China was RMB3,030.9 million, RMB2,934.9 million, RMB1,780.5 million (US$279.4 million) and RMB1,340.6 million (US$210.4 million) in the fiscal years ended June 30, 2019, 2020 and 2021 and the six months ended December 31, 2021, accounting for 32.3%, 32.7%, 19.6% and 24.7% of our total revenue for the same periods, respectively. Compared with operating in our home market, China, operating internationally subject us to additional risks and challenges such as:
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limited brand recognition (compared with our home market in China);

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need to manage costs of securing optimal locations for opening stores;

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difficulties encountered when setting up or leasing new warehouses and establishing overseas supply chain;

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difficulty to manage logistics and inventory effectively to meet the needs of new and existing stores on a timely basis;

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difficulty to find qualified partners for overseas cooperation;

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inability to anticipate foreign consumers’ preferences and customs;

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difficulties in hiring experienced staff and managing foreign operations;

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burdens of complying with a wide variety of local laws and regulations;

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wars, political and economic instability;

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trade restrictions;

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lesser degrees of intellectual property protection;

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tariffs and customs duties and the classifications of our goods by applicable governmental bodies; and

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a legal system subject to undue influence or corruption.

In particular, we have business operations in Ukraine and our products are sold in Russia. Wars in Ukraine has negatively affected our business operations in Ukraine and our product sales in Russia. We have temporarily terminated our operations in Ukraine. MINISO stores in Russia are open as usual but have experienced a slowdown in product sales. Since there are substantial uncertainties in the development of wars and the situations in Ukraine and Russia, we are unable to predict whether any MINISO stores will be permanently shut down or whether we will have to completely withdraw from relevant geographical markets. With respect to removing certain Russian banks from SWIFT system, we expect that there will be certain negative impacts for our local distributors in Russia to purchase products from us and they might have to switch to other payment options. In general, we do not expect wars in Ukraine or sanctions against Russia will result in material adverse impact on our overall business operations given that revenues generated from Ukraine and Russia accounted for less than 0.5% of our total revenue for the fiscal year ended June 30, 2021. We have made impairment assessments on our inventories and trade receivables for our operations in Ukraine and made provisions/recorded impairment losses accordingly. However, we are unable to predict how the wars in Ukraine and sanctions against Russia will develop. Any deterioration of the situation in Ukraine and Russia in the future may have material negative impact on our business operations, results of operations and financial condition.

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Our international expansion plans will place increased demands on our operational, managerial and administrative resources. For example, we have limited experience operating in overseas markets and may face competition from major, established competitors in these markets. These competitors usually have more experience and resources for their business operations in those markets. In addition, the real estate, employment and labor, transportation and logistics, regulatory, and other operating requirements in these markets differ significantly from those in China. In particular, we face regulatory uncertainties and may incur substantial compliance costs when we enter into a new overseas market. Regulations in different overseas markets could vary significantly. Being compliant with laws and regulations in one jurisdiction does not necessarily mean our business model/business practice would comply with laws and regulations in another jurisdiction and we may need to make adjustments to our business model/business practice accordingly to comply with local laws. Given the complexity, uncertainties and frequent changes in these laws, rules, regulations, policies and measures in overseas markets, including changes in their interpretation and implementation, our business activities and growth may be adversely affected if we do not respond to the changes in a timely manner or fail to fully comply with the applicable laws, rules, regulations, policies and measures, including as a result of ambiguities in them. Non-compliance may subject us to sanctions by regulatory authorities, to monetary penalties, or to restrictions on our activities or revocation of our licenses, which may result in a material adverse effect on our business, financial condition and results of operations in the relevant overseas market. We also have to closely monitor changes in local laws and complete all necessary procedures and filings accordingly. Furthermore, we may also from time to time encounter legal disputes with various parties in overseas markets in our ordinary course of business operations.
Our operations have been and may continue to be affected by COVID-19 pandemic.
Our business and financial performance have been adversely affected by the outbreaks of COVID-19. The global COVID-19 pandemic continues to rapidly evolve and we cannot anticipate with any certainty the length or severity of the effects of COVID-19. As of the Latest Practicable Date, our business has been adversely affected by COVID-19 pandemic primarily in the following aspects:
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MINISO store operations:   The outbreaks of COVID-19 have resulted in the temporary closure of many corporate offices, retail stores and manufacturing facilities across China. In response to the pandemic, the Chinese government took a number of actions, such as temporary lock-down of certain communities, quarantining individuals infected with or suspected of being infected, imposing travel restrictions, encouraging employees of enterprises to work remotely from home, and cancelling public activities, among others. To protect the health and well-being of our employees and consumers and in support of efforts to control the spread of the outbreak, we closed or reduced working hours at our headquarters and offices and made remote working arrangements in early 2020. Our headquarters and offices had been reopened in an orderly manner, and the majority of MINISO stores in China were open and operating under normal business hours by June 30, 2020. During the period from July 2020 to December 2021, the emergence of new variants of COVID-19 in China adversely impacted our store operations, which caused temporary store closures and reduced operating hours on occasion, as a result of governmental restrictions in public places to reduce the spread of virus.

As the COVID-19 situation continues to evolve globally and new variants have emerged, MINISO stores in overseas markets have also been impacted by temporary store closures, reduced opening hours and/or reduced consumer traffic from late March 2020 to December 2021. As of December 31, 2021, about 4% of MINISO stores in overseas markets were temporarily closed. For those stores that resumed operations, a majority of them were half-opened or had operating hours reduced due to regional resurgences of COVID-19. Such negative impact of COVID-19 also adversely affected our store network expansion.
The COVID-19 pandemic also resulted in a decrease of the number of MINISO Retail Partners and local distributors during the Track Record Period. See “Business —  Our store network — Store operation in China” and “Business — Our store network —  Store operation Overseas” for more details.

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Operating results and other financial metrics:   Negative impact of COVID-19 on our business operations has resulted in a decrease in our revenue generated from overseas operations and slower sales growth in China. Our revenue generated from international markets decreased by 3.2% from RMB3,030.9 million in the fiscal year ended June 30, 2019 to RMB2,934.9 million in the fiscal year ended June 30, 2020, and further decreased by 39.3% to RMB1,780.5 million (US$279.4 million) in the fiscal year ended June 30, 2021. Our revenue generated from international markets increased by 64.9% from RMB813.2 million in the six months ended December 31, 2020 to RMB1,340.6 million (US$210.4 million) in the six months ended December 31, 2021.

In China, we managed to realize a growth in revenue from China of 20.6% from RMB6,044.1 million in the fiscal year ended June 30, 2020 to RMB7,291.2 million (US$1,144.2 million) in the fiscal year ended June 30, 2021. Our revenue generated from China also increased by 14.9% from RMB3,556.7 million in the six months ended December 31, 2020 to RMB4,086.3 million (US$641.2 million) in the six months ended December 31, 2021. However, our sales growth in China in 2021 was still negatively affected by the outbreaks of the Delta variant and Omicron variant of COVID-19 in certain provinces. Resurgences of the COVID-19 pandemic may continue to negatively affect our business operations and results of operations and our financial performance may fluctuate in the future as a result.
While the duration of the pandemic, disruption to our business and related financial impact cannot be reasonably estimated at this time, we currently expect that our consolidated results of operations for the rest of the fiscal year ending June 30, 2022 will continue to be negatively affected with potential adverse impact of COVID-19 in subsequent periods.
The COVID-19 pandemic also negatively affected our supply chain such as manufacturing, warehousing and shipping of our products. See “— We are subject to certain risks relating to the warehousing and shipment of our products” and “— We rely on third-party suppliers to provide products to us. If we fail to manage and expand our relationships with third-party suppliers, or otherwise fail to procure products on favorable terms, our business and growth prospects may suffer” for more information. In addition, our inventory level was also negatively affected. See “— If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected” for more information.
The COVID-19 pandemic remains a rapidly evolving situation, with several variants emerging and causing further movement restrictions globally. While many of the restrictions on movement within China and other countries have been relaxed, there is great uncertainty as to the future progress of the pandemic. Relaxation of restrictions on economic and social life could lead to new cases, which may lead to the re-imposition of restrictions. Our business operations, results of operations and financial condition could be further adversely affected if a wide spread of COVID-19 happens again in the locations where we have business operations.
Illegal actions or misconduct of our MINISO Retail Partners, local distributors, sub-contractors or sub-distributors, third-party suppliers or other service providers, or any failure by them to provide satisfactory products or services could materially and adversely affect our business, reputation, financial condition and results of operations.
Our reputation and operation may be harmed by illegal or unsatisfactory actions taken by our MINISO Retail Partners, local distributors, sub-contractors or sub-distributors, third-party suppliers, and other third parties over which we have limited control. Any failure to obtain the requisite licenses and approvals from governmental authorities and any failure of our product suppliers to ensure product quality or to comply with our quality standards or other laws and regulations could result in regulatory penalties and negative publicities, interrupt our operations, result in claims against us, and subject us to damages and harm our reputation and brand image. Any delay in delivery of our products, damage to our products during the course of delivery and inappropriate actions taken by deliverymen of our delivery service providers could also cause consumer complaints and negative publicities.

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In addition, if our MINISO Retail Partners, local distributors, sub-contractors or sub-distributors engage in any unlawful activities, fail to provide a satisfactory shopping experience, or are involved in any claims, allegations, lawsuits, litigations, administrative penalties or other legal proceedings, with or without merits, no matter whether we are a party or not, we might also be subject to reputational risks. Historically, a local distributor in an overseas market engaged in activities that caused harm to our reputation, our business and results of operations in Canada. Despite the fact that we have representatives in our overseas markets and such representatives, among other responsibilities, supervise the operating activities of our MINISO Retail Partners and local distributors, we cannot assure you that similar incidents would not happen in the future. We also cannot guarantee that our MINISO Retail Partners, local distributors, sub-contractors or sub-distributors will fully comply with relevant provisions in our agreements with them regarding various operational standards. If any of our MINISO Retail Partners, local distributors, sub-contractors or sub-distributors engage in any type of illegal actions or misconducts, our business, reputation, financial condition and results of operations could be materially and adversely affected.
As we expand our online sales channels, we have entered into cooperation with third parties such as live streaming platforms and broadcasters to promote the sales of our products. The promotion of our products on living streaming platforms are conducted in real time. Broadcasters may inadvertently have conversations or engage in activities that are inappropriate, contentious, immoral, disrespectful or even unlawful, which could cause serious damage our reputation and brand image and could very likely result in negative publicity about us. We may also be subject to administrative penalties or involved in lawsuits as a result. Any negative publicity about live streaming platforms we cooperate with may also negatively affect public perception about our brand image.
In the event that we become subject to claims caused by actions taken by our MINISO Retail Partners, local distributors, sub-contractors or sub-distributors, third-party suppliers, and other third parties, we may seek compensation from or take other actions against the relevant MINISO Retail Partners, local distributors, third-party suppliers, or other service providers. However, such compensation may be limited. For example, we may not be able to get fully compensated from our suppliers in case that our losses attributed to their actions exceed the maximum amount of indemnification we are able to seek from them. If no claim can be asserted against our MINISO Retail Partners, local distributors, sub-contractors or sub-distributors, suppliers or other service providers, or amounts that we claim cannot be fully recovered from our MINISO Retail Partners, local distributors, sub-contractors or sub- distributors, suppliers or other service providers, we may be required to bear such losses and compensation at our own costs, which could have a material and adverse effect on our business, financial condition and results of operations.
Should a product liability issue, recall or personal injury issue arise, it may damage our reputation and brand image, which may result in a material adverse effect on our business, reputation, results of operations and financial condition.
Products that we sell could become subject to contamination, product tampering, mislabeling, recall or other damage. Products that we sell could also lead to personal injuries. Product liability or personal injury claims may be asserted against us with respect to any of the products we sell. A successful product liability claim against us could require us to pay a substantial monetary award and the coverage limits under our insurance programs and the indemnification amounts available to us may not be adequate to protect us against these claims. We may also not be able to maintain insurance against such claims on acceptable terms in the future. Our agreements with our suppliers generally require our suppliers to deposit certain amount of money in our bank accounts to ensure their compliance with the agreements with us and compensate us for any losses we may incur as a result of product defects. However, such limited amounts may not be sufficient to cover our losses arising from product liability issues. Although we may seek indemnification or contribution from our suppliers in certain circumstances, we cannot assure you that we will be able to receive indemnification or contribution in full in a timely manner, or at all.
In addition, the PRC government, media outlets and public advocacy groups have been increasingly focused on consumer protection in recent years. The products sold by us may be defectively designed, manufactured or of quality issue, or cause harm and adverse effect to the health of our customers. The

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offerings of such products by us may expose us to liabilities associated with consumer protection laws. Pursuant to the Consumers Rights and Interests Protection Law of the PRC, or the Consumers Rights and Interests Protection Law, business operators must guarantee that the commodities they sell satisfy the requirements for personal safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or to criminal penalties when personal damages are involved or if the circumstances are severe. Although we would have legal recourse against the supplier or manufacturer of such products under the PRC law if the liabilities are attributable to the supplier or manufacturer, attempting to enforce our rights against the supplier or manufacturer may be expensive, time-consuming and ultimately futile.
Moreover, government investigations of or other regulatory measures regarding product quality issues or product liability or personal injury claims, even if unsuccessful or not fully pursued, could generate substantial negative publicity about our products and business, which would have material adverse effects on our reputation, brand, business, prospects and operating results, and these effects could persist over a long term.
We have historically initiated voluntary product recalls and may in the future, voluntarily or involuntarily, initiate product recalls if any of our products is proven to be defective or non-compliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary, could involve significant expenses and could adversely affect our brand image in our target markets, as well as our business, prospects, financial condition and results of operations.
Our return and exchange policies allow consumers to return or exchange products they purchased. For example, in China, consumers can return products with defects they purchased within seven days of purchase or exchange products with defects they purchased within 15 days of purchase. In addition, we provide warranties for most of the products we sell, subject to certain conditions, such as warranty only applies to normal use. The length of warranty period varies between different categories of products. For example, in China, we generally provide a warranty term of six months for electronic accessories we sell to consumers. The occurrence of any material defects in our products could make us liable for damages and warranty claims. In addition, we could incur significant costs to correct any defects, warranty claims or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality of our products could affect our brand image, decrease distributor and consumer demand, and adversely affect our operating results and financial condition. While our warranty is limited to repairs and returns, warranty claims may result in litigation, the occurrence of which could adversely affect our business and operating results.
If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.
Our business has continued to grow in recent years, and we expect continued growth in our business and revenues. We plan to further expand and upgrade our store network both in China and globally and enhance our product development and supply chain capabilities. We face certain risks in executing these strategies and we cannot assure you that we will be able to execute our growth strategies successfully and realize our expected growth. For example, as we continue to expand our store network and increase our product offerings, we will need to work with a large number of new suppliers, MINISO Retail Partners and local distributors efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers, MINISO Retail Partners and local distributors. New products we are going to offer in the future may also not be accepted by the market. To support our growth, we also plan to deepen consumer engagement, provide consumers with omni-channel experience, and accelerate digital transformation of MINISO stores and TOP TOY stores. All these efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement all these measures successfully or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected. In addition, we may expand and upgrade our office space and facilities by acquiring

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land to build an office building, which may lead to increased capital expenditure and negatively affect the funds available for executing our growth strategies or for our business operations.
If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.
Our scale and business model require us to manage a large volume of inventory effectively. We depend on our demand forecasts for various kinds of products to make purchase decisions and to manage our inventory. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we target to sell it. Demand may be affected by seasonality, new product launches, changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and consumers may not order products in the quantities that we expect. In addition, when we begin selling a new product, we may not be able to accurately forecast demand. The procurement of certain types of inventory may require significant lead time and prepayment, and they may not be returnable.
Our inventories have increased from RMB1,309.0 million as of June 30, 2019 to RMB1,395.7 million as of June 30, 2020 and further to RMB1,496.1 million (US$234.8 million) as of June 30, 2021. As of December 31, 2021, our inventories amounted to RMB1,361.0 million (US$213.6 million). Our inventory turnover days for a given period are equal to average balances of inventories calculated from the beginning and ending balances of the period divided by cost of inventories during the period and then multiplied by the number of days during the period. Our inventory turnover days were 63 days for the fiscal year ended June 30, 2019, 78 days for the fiscal year ended June 30, 2020 and 79 days for the fiscal year ended June 30, 2021. For the six months ended December 31, 2021, our inventory turnover days were 68 days. In addition, as we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system.
If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. To reduce our inventory level, we usually choose to sell certain of our products at lower prices, which may lead to lower gross margins. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. Any of the above may materially and adversely affect our results of operations and financial condition.
On the other hand, if we underestimate demand for our products, or if our suppliers fail to supply quality products in a timely manner, we may experience inventory shortages, which might result in missed sales, diminished brand loyalty and lost revenues, any of which could harm our business and reputation.
We are subject to certain risks relating to the warehousing and shipment of our products.
Before delivery of our products to stores, we store them in warehouses we leased in China and other countries. If any accidents, including fires, were to occur, causing damage to our finished products or our warehouses, our ability to supply products to stores on time and our market reputation, financial condition, results of operations or business could be materially and adversely affected. We often outsource the delivery of our products to stores and to our online consumers to third-party logistics and transportation companies. Relying on these third parties increases the risk that we may fail to deliver finished products on time. The efficient operation of stores depends on the timely receipt of products from our warehouses. Such logistics services could be suspended and thereby interrupt the supply of our products if unforeseen events occur which are beyond our control, such as COVID-19, poor handling of and damage to our finished products, transportation bottlenecks and/or labor strikes. For the warehouses we leased in China, we had to temporarily shut down those warehouses in February 2020 due to the outbreak of COVID-19. While MINISO stores and warehouses in China resumed normal operation in March 2020, the outbreaks of the Delta variant and Omicron variant of COVID-19 in several provinces in China have caused disruptions to the operation of our logistics and transportation service providers, which has negatively impacted our product shipment and

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delivery. As a result, delivery of products from warehouses to MINISO stores and delivery of products from China to overseas markets were delayed, we and our overseas distributors incurred increased costs on product delivery. Shipping of our products in certain overseas countries has also been negatively affected by the pandemic such as delays in shipment of products. If our products are not delivered on time or are delivered in a damaged state, our market reputation could be adversely affected. These third parties may also employ personnel who may be represented by labor unions. Disruptions in the delivery of products due to work stoppages by employees or contractors of any of these third parties could delay the timely receipt of products. There can be no assurance that such stoppages or disruptions will not occur in the future. The occurrence of any of these problems alone, or together, could have a material adverse effect on our financial condition, results of operations or business.
If we fail to successfully implement our e-commerce initiative, our business and results of operations could be adversely impacted.
The retail industry continues to rapidly evolve and consumers increasingly embrace e-commerce. As a result, the portion of total consumer expenditures with retailers occurring through e-commerce platforms is increasing. We have been implementing our e-commerce initiative to capture additional consumer base and provide our existing consumers new shopping experience. Our e-commerce initiative includes expanding our online offerings and broadening our online sales channels by collaborating with e-commerce platforms and online-to-offline platforms. To implement our e-commerce initiative, we will also cooperate with retail platforms and leverage our vast network of store-based communities to allow consumers to conveniently place orders with their store of choice, ultimately to provide consumers with seamless omni-channel shopping experience. We cannot assure you that we will be able to make, improve, or develop attractive, user-friendly and secure online sales channels that offer a wide assortment of merchandise at affordable prices with rapid and low-cost delivery options. We may also not be able to continually meet the changing expectations of online shoppers, developments in online and digital platform merchandising and related technology. All of these could place us at a competitive disadvantage, result in the loss of e-commerce and other sales, harm our reputation, and have a material adverse impact on the growth of our e-commerce business, reputation and results of operations. In addition, if our e-commerce channels or our other client-facing technology systems do not function as designed or experience cyber-attacks, we may experience a loss of consumer confidence, data security breaches, lost sales, or be exposed to fraudulent purchases, any of which could adversely affect our business, reputation and results of operations. See “— Failure to protect personal or confidential information against security breaches could subject us to significant reputational, financial and legal consequences and substantially harm our business and results of operations.”
We face intense competition. We may not be able to maintain or may lose market share and consumers if we fail to compete effectively.
The retail industry is intensely competitive and has low entry barriers. We compete for consumers, product suppliers and IP licensors. Our current or potential competitors include (i) traditional retailers, including specialty retail stores, supermarkets, and department stores; (ii) online retailers; and (iii) variety retailers competing with us locally. See “Business — Competition.” In addition, new and enhanced technologies may increase the competition in the retail industry. New competitive business models may appear, for example based on new forms of social media or social commerce. Increased competition may reduce our margins and market share and impact brand recognition, or result in significant losses.
Some of our current or future competitors may have more operating experience, greater brand recognition, better supplier relationships, larger consumer bases, higher penetration in certain regions or greater financial, technical or marketing resources than we do. Those smaller companies or new entrants may be acquired by, receive investment from or enter into strategic relationships with well-established and well-financed companies or investors which would help enhance their competitive positions. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their websites, mobile apps and systems development than us. We cannot assure you that we

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will be able to compete successfully against current or future competitors, and competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.
We may not be able to sustain our historical growth rates.
We have experienced rapid growth since our inception in 2013. However, there is no assurance that we will be able to maintain our historical growth rates in future periods and it is difficult to evaluate our future prospects based on our historical performance. Our revenue growth may slow or our revenues may decline for any number of possible reasons and some of them are beyond our control, such as decreased consumer spending, increased competition, slowdown in the growth or contraction of the retail or online retail industry in China and around the world, emergence of alternative business models, changes in government policies or general economic conditions, and natural disasters or virus outbreaks. We will continue to expand our store network and product offerings and may explore new operating models to bring greater convenience and better experience to consumers and increase consumer base and number of transactions. Implementation of our expansion plan and execution of our new business initiatives are subject to uncertainty and the total number of SKUs sold and number of transacting consumers may not grow at the rate we expect for the reasons stated above. In addition, there may be particular complexities, regulatory or otherwise, associated with our expansion into new product categories or new markets. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of the ADSs could decline.
Unfavorable fluctuations in the price, availability and quality of raw materials to our third-party suppliers could cause material production delays or materially increase our cost of sales.
The success of our overall business depends in part on the ability of third-party suppliers to timely obtain sufficient quantities of the necessary raw materials, of sufficient quality, at commercially acceptable prices to process and manufacture our products. Generally, unfavorable fluctuations in price, quality, or availability of necessary raw materials could have a negative effect on our gross profit margins and our ability to deliver our products to the market in a timely manner. If supplies of the necessary raw materials substantially decrease or if there are significant increases in prices of such raw materials, our third-party suppliers may incur additional costs to acquire sufficient quantities of these materials in order to maintain our product offering schedules. We may have to increase the retail prices of our products due to the increase in their procurement prices. Moreover, increases in wages and labor costs in China and other countries in Asia may also lead to material increases in our cost of sales, thereby decreasing our gross profit margins. Any of the above may materially and adversely harm our business, brand image, financial condition, results of operations or reputation.
Our return and exchange policies may negatively affect our results of operations.
We have adopted consumer-friendly return and exchange policies that make it convenient and easy for consumers to return or exchange the products they purchased. For example, MINISO stores in China typically allow consumers to return the products within seven days of purchase and exchange products within 15 days of purchase. For the products purchased on our online shopping mall, consumers generally have a term of seven days to return or exchange products after a purchase. We may also be required by law to adopt new or amend existing return and exchange policies from time to time. These policies improve consumers’ shopping experience and promote consumer loyalty, which in turn help us acquire and retain consumers. However, these policies also subject us to additional costs and expenses which we may not recoup through increased revenue. Our ability to handle a large volume of returns is unproven. If our return and exchange policy is misused by a significant number of consumers, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, consumers may be dissatisfied, which may result in loss of existing consumers or failure to acquire new consumers at a desirable pace, which may negatively affect our results of operations.
Fluctuations in currency exchange rates may lead to volatility in our results of operations.
Our operations in countries outside China are conducted primarily in the local currencies of those countries or regions. We prepare our consolidated financial statements in RMB for reporting purposes. Foreign

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currency-denominated amounts such as the US dollar, Euro, Japanese yen and other foreign currencies are translated into RMB using exchange rates for the current period. In recent years, fluctuations in currency exchange rates that were unfavorable have had adverse effects on our reported results of operations. As a result of such translations, fluctuations in currency exchange rates from period-to-period that are unfavorable to us may result in our consolidated financial statements reflecting significant adverse period-over-period changes in our financial performance or reflecting a period-over-period improvement in our financial performance that is not as robust as it would be without such fluctuations in the currency exchange rates. Such unfavorable currency exchange rate fluctuations will adversely affect our results of operations. In addition, foreign currency-denominated cash and cash equivalents are exposed to fluctuations in the value of RMB against the currencies in which these cash and cash equivalents are denominated. As a result of the fluctuations in currency exchange rate, we recorded net foreign exchange gain of RMB12.6 million and RMB14.2 million for the fiscal years ended June 30, 2019 and 2020 and net foreign exchange loss of RMB114.2 million (US$17.9 million) for the fiscal year ended June 30, 2021, respectively. For the six months ended December 31, 2021, we recorded net foreign exchange loss of RMB11.5 million (US$1.8 million).
We may purchase products or services with a currency other than the local currency. When we must acquire the currency to pay for such products or services and the exchange rates for the payment currency fluctuate in a manner unfavorable to us, our cost of sales may increase and we may be unable or unwilling to shift the costs to the products we sell, which will have an adverse effect on our gross profit. Consequently, unfavorable fluctuations in currency exchange rates have and may continue to adversely affect our results of operations.
Our success depends on the continuing and collaborative efforts of our management team and other key personnel, and our business may be severely disrupted if we lose their services.
Our success heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Guofu Ye, our chairman and chief executive officer, and other executive officers. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose consumers, suppliers, know-how and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements or we may be unable to enforce them in a timely manner, or at all. In addition, there may have been negative publicities about our management, which could negatively affect our reputation, brand image and business operations. Furthermore, we do not have key-man insurance for any of our executive officers or other key personnel. Events or activities attributed to our executive officers or other key personnel, and related publicity, whether or not justified, may affect their ability or willingness to continue to serve our company or dedicate their full time and efforts to our company and negatively affect our brand and reputation, resulting in an adverse effect on our business, operating results and financial condition.
Competition for qualified personnel is often intense. If we are unable to recruit, train and retain sufficient qualified personnel while controlling our labor costs, our business may be materially and adversely affected.
Our ability to continue to conduct and expand our operations depends on our ability to attract and retain a large and growing number of qualified personnel globally. Our ability to meet our labor needs, including our ability to find qualified personnel to fill positions that become vacant, while controlling labor costs, is generally subject to numerous external factors, including the availability of a sufficient number of qualified persons in the work force of the markets in which we operate, unemployment levels within those markets, prevailing wage rates, changing demographics, health and other insurance costs and adoption of new or revised employment and labor laws and regulations. If we are unable to locate, attract or retain qualified personnel, or manage leadership transition successfully, the quality of service we provide to consumers may decrease and our financial performance may be adversely affected. In addition, if our costs of labor or related costs increase for

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other reasons or if new or revised labor laws, rules or regulations or healthcare laws are adopted or implemented that further increase our labor costs, our financial performance could be materially adversely affected.
If we are unable to conduct our marketing activities effectively, our results of operations and financial condition may be materially and adversely affected.
We have incurred expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. For example, we recently engaged two celebrities as our spokespersons to promote our brands. We incurred promotion and advertising expenses of RMB85.6 million, RMB128.4 million, RMB214.8 million (US$33.7 million) and RMB137.1 million (US$21.5 million) for the fiscal years ended June 30, 2019, 2020 and 2021 and the six months ended December 31, 2021, respectively. However, there is no assurance that our brand promotion and marketing activities will be well-received by consumers and result in the levels of product sales that we anticipate. Under extreme situations, our marketing efforts through celebrity endorsement may have a material adverse effect on our brand image. For example, any misconducts by our celebrity spokespersons or any negative publicities that our celebrity spokespersons are involved in, either directly or indirectly, may result in the public’s negative perception of our brands and thus adversely affect our reputation, business and results of operations. In addition, we have been continually promoting our brands and products in a very active manner. Certain consumers may perceive our MINISO brand and/or our products in different ways or even interpret our MINISO brand as a Japanese brand before learning more about our company, our brands and our products. If consumers or other parties claim that our marketing approach is misleading or otherwise improper, we may be subject to lawsuits or other legal proceedings, which would negatively affect our brand image, undermine the trust and credibility we have established and impose an adverse impact on our business. Marketing approaches and tools in the consumer products market in China are evolving, which further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and consumer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our revenues to decline and negatively impact our profitability.
We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.
We consider our copyrights, trademarks, trade names, internet domain names, patents and other intellectual property rights invaluable to our ability to continue to develop and enhance our brand recognition. We have invested significant resources to develop our own intellectual property. Failure to maintain or protect these rights could harm our business. We rely on a combination of patents, patent applications, trade secrets, including know-how, copyrights, trademarks, intellectual property licenses, contractual rights and any other agreements to establish and protect our proprietary rights in our products. In addition, we enter into confidentiality and non-disclosure agreements with our employees and business partners. See “Business — Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated. In addition, there can be no assurance that our patent and trademark applications will be approved, that any issued patents or registered trademarks will adequately protect our intellectual property, or that such patents and trademarks will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights.
Due to the popularity of our products and our brand recognition in the retail industry in China, we have become an attractive target of copycat. We have seen copycat products on the market that attempt to cause confusion or diversion of consumer traffic from us. We have also brought a lawsuit against a third party that infringed our trademark rights and engaged in unfair competition. Any unauthorized use of our intellectual

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property by third parties may adversely affect our current and future revenues and our reputation. However, preventing unauthorized uses of intellectual property rights could be difficult, costly and time-consuming and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.
We may need to defend ourselves against patent, trademark or other proprietary rights infringement or unfair competition claims, which may be time-consuming and would cause us to incur substantial costs. We may also suffer from negative publicities relating to intellectual property infringement claims.
Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our products, which could make it more difficult for us to operate our business. Additionally, we may receive from time to time letters alleging infringement of patents, trademarks or other intellectual property rights by us and we may be involved in intellectual property right infringement claims. For example, we have been and may continue to be involved in intellectual property lawsuits, in particular, lawsuits alleging that certain of our products infringed other parties’ utility model patents or design patents. Some of those claims involve products that were designed by our suppliers or third-party designers. We have provisions in our agreements with suppliers or third-party designers requiring them to indemnify us all costs and expenses arising from claims that the products they manufacture or design infringe third parties’ intellectual property rights. Furthermore, historically certain of our subsidiaries, related parties, franchisee stores were involved in disputes regarding trademark, copyright and unfair competition with third parties and we may continue to be involved in such disputes or subject to lawsuits.
Intellectual property related negative publicities, with or without merits, may also harm our brand image and reputation. For example, there are negative publicities alleging that our company logo involves plagiarism. Although our company logo has been duly registered as a trademark and we are not involved in any lawsuits alleging that our company logo infringes their intellectual property rights, these negative publicities could still adversely affect our brand image and reputation.
Additionally, our applications and uses of intellectual property rights relating to our design, product, software or other technologies could be found to infringe upon existing intellectual property ownership and rights. We may also fail to own or apply for key trademarks in a timely fashion, or at all, which may damage our reputation and brand.
We rely on our information systems to process transactions, summarize results and manage our business. Any malfunction of our systems could harm our ability to conduct our operations.
We depend on a variety of information technology systems, including systems owned and managed by third-party vendors, for the efficient functioning of our business, including, without limitation, transaction processing and the management of our employees, facilities, logistics, inventories, stores and client-facing digital applications and operations. See “Business — Technology Capabilities” for more information. Our technology systems may not deliver desired results or may do so on a delayed schedule. For example, when we first installed our major store operation system, SAP Enterprise Resource Planning system, or SAP ERP system, to certain MINISO stores upon entering into a new overseas market, our SAP ERP system experienced functionality issues. Although such issues were resolved in a timely manner, we cannot assure you we would not encounter similar issues in the future. In addition, large volume transaction during peak seasons such as Chinese New Year could also cause functionality issues of our SAP ERP system or system of other third-parties that are connected to our SAP ERP system. Any improper functioning of our SAP ERP system could cause interruptions of store operations. Daily operations of MINISO stores relies on SAP ERP system. If we

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are unable to maintain our cooperation with the provider of our SAP ERP system, we may not be able continue to effectively use such SAP ERP system in our business operations and we may also not be able to find any suitable alternatives at commercially reasonable terms in a timely manner. As a result, our business operations, results of operations and financial condition would be materially and adversely affected. Additionally, our technology systems are subject to damage or interruption from power surges and outages, facility damage, physical theft, computer and telecommunications failures, inadequate or ineffective redundancy, malicious code (including computer viruses, worms, ransomware, or similar), cyberattacks (including account compromise; phishing; denial of service attacks; and application, network or system vulnerability exploitation), software upgrade failures or code defects, natural disasters and human error. Design defects or damage or interruption to these systems may require a significant investment to fix or replace, disrupt our operations, result in the loss or corruption of critical data, and harm our reputation, all of which could materially adversely affect our business or results of operations.
We also rely heavily on our information technology staff. Failure to meet these staffing needs may negatively affect our ability to fulfill our technology initiatives while continuing to provide maintenance on existing systems. We rely on third parties to maintain and periodically upgrade many of these systems so that they can continue to support our business. We license the software programs supporting many of our systems from independent software developers. The inability of these vendors, developers or us to continue to maintain and upgrade these systems and software programs could disrupt or reduce the efficiency of our operations if we were unable to convert to alternate systems in an efficient and timely manner and could expose us to greater risk of a cyberattack. In addition, costs and delays associated with the implementation of new or upgraded systems and technology, including the migration of applications to the cloud, or with maintenance or adequate support of existing systems also could disrupt or reduce the efficiency of our operations, fail to operate as designed, result in the potential loss or corruption of data or information, disrupt operations and affect our ability to meet business and reporting requirements and adversely affect our profitability.
Failure to protect personal or confidential information against security breaches could subject us to significant reputational, financial and legal consequences and substantially harm our business and results of operations.
The protection of consumer, employee, supplier, MINISO Retail Partner, local distributors and company data is critical to our business. A significant breach of consumer, employee, supplier, MINISO Retail Partner, local distributor or company data could attract a substantial amount of media attention, damage our relationships with consumers and our reputation and result in lost sales, fines or lawsuits. Throughout our operations, we receive, retain and transmit certain personal information that consumers provide to purchase products or services, enroll in promotional programs, participate in our membership program, or otherwise communicate and interact with us. During such information collection process, we take necessary steps and strive to comply with relevant PRC laws and regulations with respect to privacy and personal data protection. If we fail to fully comply with applicable privacy, data security and personal information protection laws, regulations, policies or other requirements, we may be subject to civil or regulatory liabilities or challenged for a potential infringement which may subject us to significant legal, financial and operational consequences.
In addition, certain aspects of our operations depend upon the secure transmission of confidential information over public networks. Although we deploy a layered approach to address information security threats and vulnerabilities designed to protect confidential information against data security breaches, a compromise of our data security systems or of those of businesses with whom we interact, which results in confidential information being accessed, obtained, damaged or used by unauthorized or improper persons, could harm our reputation and expose us to regulatory actions and claims from consumers, financial institutions, payment card associations and other persons, any of which could materially and adversely affect our business, financial position and results of operations. In addition, a security breach could require that we expend substantial additional resources related to the security of information systems and disrupt our business.
As we implement our e-commerce initiative, we face heightened risks in the secure storage of personal information or confidential information and its secure transmission over public networks. From time to time, we collect, store and process certain volume of consumers’ personal information through our self-operated e-commerce channels to sell our products or provide our services, and we receive information of orders of and

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payments by consumers through third-party e-commerce channels in the course of our fulfillment of such orders. Online payments for our products are settled through third-party online payment services. We also share certain personal information about consumers with contracted third-party couriers, such as their names, addresses, and phone numbers. In addition, we have accumulated a large volume of data, which cover consumer’s browsing and consumption behavior information, product manufacturing and sales information, warehousing and distribution information, consumer service information, among others. Maintaining complete security for the storage and transmission of confidential information on our technology system is essential to maintaining our operating efficiency and consumer confidence as well as complying with the applicable laws and standards.
We have adopted security policies and measures to protect our proprietary data and consumer information. However, advances in technology, the expertise of hackers, improper use or sharing of data, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. Our security measures may be undermined due to the actions of outside parties, employee error, malfeasance, or otherwise, and, as a result, an unauthorized party may obtain access to our data systems and misappropriate business and personal information. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may not immediately produce signs of intrusion, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation, and potentially have an adverse effect on our business.
The regulatory environment surrounding information security and privacy is increasingly demanding, and it frequently imposes new and changing requirements. In China, the PRC Constitution, the PRC Criminal Law, the PRC Civil Code, the PRC Data Security Law and the PRC Cyber Security Law protect individual privacy in general, which require certain authorization or consent from Internet users prior to collection, use or disclosure of their personal data and also protection of the security of the personal data of such users. On June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the PRC, effective on September 1, 2021, which lays out the lawful methods and security requirements by which entities or individuals may collect and process data. Moreover, the PRC Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed, but it does not set forth details on how the data security review will be implemented. Any organizational or individual data processing activities that violate the PRC Data Security Law shall bear the corresponding civil, administrative or criminal liabilities depending on specific circumstances. In early July 2021, regulatory authorities in China launched cybersecurity investigations in several China-based companies that are listed in the United States. Subsequently, on November 14, 2021, the Cyberspace Administration of China, or the CAC, issued the Regulations on the Administration of Cyber Data Security (Draft for Comments), or the Draft Data Security Regulations, for public comments pursuant to which data processors carrying out the following activities must, in accordance with the relevant national regulations, apply for a cybersecurity review: (i) the merger, reorganization or spin-off of internet platform operators that possess a large number of data resources related to national security, economic development and public interests that affect or may affect national security; (ii) listing in a foreign country by data processors that process the personal information of more than one million users; (iii) listing in Hong Kong of data processors that affect or may affect national security; and (iv) other data processing activities that affect or may affect national security. The scope of and threshold for determining what “affects or may affect national security” is still subject to uncertainty and further elaboration by the CAC. On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly issued the Cybersecurity Review Measures, which require that (i) any procurement of network products and services by critical information infrastructure operators, which affects or may affect national security, or (ii) any data processing activities by network platform operators, which affect or may affect national security, or (iii) any network platform operator which has personal information of more than one million users and is going to be listed in a foreign country, shall be subject to cybersecurity review. Since the measures were recently promulgated, there exists uncertainties with respect to their interpretation and implementation. In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we cannot rule out the possibility that we may

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be deemed to be a “critical information infrastructure operator” or a “network platform operator” that affects or may affect national security under the Cybersecurity Review Measures. If that were to happen, we would be required to follow cybersecurity review procedures. In addition to laws, regulations and other applicable rules regarding data privacy and cybersecurity, industry associations may propose new and different privacy standards. For more details, see “Regulations.”
There have also been other significant developments in the PRC regulatory and enforcement regime regarding cybersecurity, information security, privacy and data protection. On July 6, 2021, the General Office of the CPC Central Committee and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, which emphasized the need to strengthen cross-border regulatory collaboration and to improve relevant laws and regulations on data security, cross-border data transmission, and confidential information management, and provided that efforts will be made to amend the regulations on strengthening the confidentiality and file management framework relating to the offering and listing of securities overseas, to enforce the responsibility of overseas listed companies with respect to information security, and to strengthen and standardize the management of cross-border information transmission mechanisms and procedures. In addition, on August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect in November 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law and promoting the reasonable use of personal information. The Personal Information Protection Law applies to the processing of personal information within China, as well as certain personal information processing activities outside China, including those for the provision of products and services to individuals within China or for the analysis and assessment of acts of individuals within China. Processors processing personal information exceeding the threshold to be set by the relevant authorities and operators of critical information infrastructure are required to store, within the PRC territory, all personal information collected and produced within the PRC. These laws and regulations are recently issued, and there remain uncertainties with respect to their interpretation and implementation. In addition, additional laws or regulations on this subject matter may be promulgated in the future which may in turn impose further requirements on us.
We are constantly in the process of evaluating the potential impact of the PRC Cyber Security Law, the Data Security Law, the Personal Information Protection Law and other laws, regulations and policies relating to cybersecurity, privacy, data protection and information security on our current business practices. All these laws and regulations may result in additional expenses and obligations to us and subject us to negative publicity, which could harm our reputation and negatively affect the trading price of the ADSs. We expect that these areas will receive greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which may increase our compliance costs and subject us to heightened risks and challenges. Despite our efforts to comply with applicable laws, regulations and other obligations relating to cybersecurity, privacy, data protection and information security, it is possible that our practices, offerings or services could fail to meet all of the requirements imposed on us by such laws, regulations or obligations. We have not experienced any material breaches of any of our cybersecurity measures and we have not been subject to any penalties, fines, suspensions, or investigations from the CAC. However, as uncertainties remain with respect to the interpretation and implementation of these laws, regulations and policies regarding cybersecurity, privacy, data protection and information security and how these laws, regulations and policies will be implemented in practice, we cannot assure you that we will comply with such laws, regulations and policies and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. Any failure or perceived failure to comply with these laws, regulations or policy may result in inquiries and other proceedings or actions against us by governmental authorities, users, consumers or others, such as warnings, fines, penalties, required rectifications, service suspension or removal of mobile apps from the relevant app stores and/or other sanctions, as well as negative publicity and damage to our reputation, which could cause us to lose customers and business partners and have an adverse effect on our business and results of operations.
As we implement our e-commerce initiative and promote our loyalty programs in overseas market, we may become subject to new laws and regulations applying to the solicitation, collection, processing or use of

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personal or consumer information that could affect how we store, process and share data with consumers, suppliers and other third parties. For example, in May 2018 the European Union’s new regulation governing data practices and privacy called the General Data Protection Regulation, or the GDPR, became effective and substantially replaced the data protection laws of the individual European Union member states. The law requires companies to meet more stringent requirements regarding the handling of personal data of individuals in the EU than were required under predecessor EU requirements. In the United Kingdom, a Data Protection Bill that substantially implements the GDPR also became law in May 2018. The law also increases the penalties for non-compliance, which may result in monetary penalties of up to 20.0 million Euros or 4% of a company’s worldwide turnover, whichever is higher. In the United States, various federal, state and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, information security. For example, California recently enacted the California Consumer Privacy Act, which, among other things, requires new disclosures to California consumers and afford such consumers new abilities to opt out of certain sales of personal information. Outside of the European Union and the U.S., many countries and territories have laws, regulations, or other requirements relating to privacy, data protection, information security, and consumer protection, and new countries and territories are adopting such legislation or other obligations with increasing frequency. Compliance with changes in privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes. If we or those with whom we share information fail to comply with these laws and regulations or experience a data security breach, our reputation could be damaged and we could be subject to additional litigation and regulatory risks.
Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.
In accordance with the relevant laws and regulations in jurisdictions in which we operate, we are required to maintain various approvals, licenses, permits and filings to operate our business, including but not limited to business license, food operation license or filing for pre-packaged food, commercial franchise filing, and fire safety inspection. These approvals, licenses, permits and filings are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations.
As of the date of this document, we, as a franchiser engaging in franchise activities in relation to our core brand “MINISO,” had completed commercial franchise filing pursuant to relevant PRC laws. In addition, we also franchised other parties to engage in business operations using our “TOP TOY” and “WonderLife” brands. As advised by JunHe LLP, our PRC legal adviser, PRC laws and regulations require a franchiser to have at least two directly operated stores and has operated each of the two directly operated stores for over one year before engaging in franchising activities. Our PRC legal adviser also advised us that a franchiser is required to make filings with relevant government authorities within 15 days after entering into the first franchising agreement. When we engaged in franchising activities under our “TOP TOY” and “WonderLife” brands, we did not satisfy the legal requirement mentioned above, nor did we make relevant filings on time. As advised by our PRC legal adviser, if a franchiser engages in franchising activities without meeting the legal requirement mentioned above, the relevant government authority may require such franchiser to make rectifications, confiscate incomes from illegal operations, impose a fine ranging from RMB100,000 to RMB500,000, and make announcements. We are currently making adjustments to our business operations under our “TOP TOY” and “WonderLife” brands so as to carry out relevant activities in a compliant manner. We are in the process of preparing for making the commercial franchise filing for “TOP TOY” brand and “WonderLife” brands and will complete the filings as soon as we can. Before we are in full compliance with relevant legal requirements, we may be subject to a confiscation of all franchise fees we have received since June 2018 and December 2020, the date when we commenced commercial franchising activities under the “TOP TOY” brand and “WonderLife” brand, respectively, and are going to receive in the future until we are in full compliance. In addition, we may also be imposed a maximum aggregate fine up to RMB500,000 for our commercial franchising activities under the “TOP TOY” brand and “WonderLife” brand, respectively.
In addition, as of the date of this document, we have not obtained the certificate for fire control inspection for one of our directly operated TOP TOY stores and one of our directly operated WonderLife stores in

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China. As a result, such stores may be subject to fines or suspension of operation. We are considering to take rectification measures now, but we cannot assure you that such non-compliance can be rectified in a timely manner. It is also possible that we may have to relocate to other premises to continue the operation of such TOP TOY store and WonderLife store.
If government authorities in jurisdictions where we operate require additional licenses or permits or provides more strict supervision requirements in the future, or if we have to obtain relevant licenses or permits in a short period of time, there is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all.
We are subject to risks in relation to our business reorganizations.
Prior to the listing of the ADSs on the NYSE, our board of directors approved a plan in May 2019 to dispose of certain loss-making subsidiaries that operate the NOME business, Minihome business, MINISO African business and MINISO German business within one year, and the results of these operations have been included as discontinued operations accordingly. We completed the disposal of these businesses during the period from December 2019 to April 2020. The NOME business was disposed to Mr. Guofu Ye. The NOME business, which had over 200 stores, was operated under the NOME brand and engaged in the sales of clothing products and other lifestyle items, and was in competition with another company which operated similar business under the same brand. As of June 30, 2021, all of the NOME stores had been closed. We may in the future continue to reorganize our business or conduct other reorganization transactions. Conducting reorganization transactions involve risks and uncertainties. We cannot assure you that all business reorganization transactions we have completed or will conduct in the future will yield our expected results, provide anticipated strategic benefits or otherwise enhance shareholder value. We may even not be able to complete contemplated transaction as planned due to a number of factors that may be beyond our control, including, among other factors, market conditions, industry trends, the interest of third parties in our business, shareholder approval and the availability of financing. The process of exploring strategic alternatives may be time consuming and disruptive to our business operations. Reorganization transactions may also lead to loss of qualified employees. In addition, we cannot assure you that we would not be negatively affected by discontinued operations. Any business practice or operational activity engaged by the discontinued operations or other parties that were involved in our business reorganizations, if challenged as inconsistent with best practice, improper or unlawful, may have a negative impact on our reputation due to the historical association or involvement in the reorganizations. For any new business we may acquire in the future, there may also be potential liabilities that we may not be able to discover in a timely manner, which may also negatively affect our business operations. If we are unable to effectively manage risks and uncertainties in connection with reorganization transactions, our business, financial condition, liquidity and results of operations could be adversely affected.
If we fail to remediate our material weakness in our internal control over financial reporting, develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.
We are a public company in the United States subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations of the New York Stock Exchange, or the NYSE. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report on Form 20-F after becoming a public company. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.
In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute,

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assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.
During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our Shares or the ADSs, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.
Our leased property interest may be defective and such defects may negatively affect our right to such leases.
We currently lease several premises in China. Ownership certificates or other similar proof of certain leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. It is also likely that the construction of such leased properties was illegal and such properties may be ordered by relevant government authorities to be demolished. If any of the foregoing happens, we may not be able to continue to use such leased properties and have to relocate to other premises. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be adversely affected. In addition, we also lease properties in other jurisdictions and may be subject to similar issues or risks.
In addition, under the PRC laws and regulations, lease agreements in general are required to be registered with the local land and real estate administration bureau. The lease agreements for some of our leased properties in China have not been registered with the relevant PRC government authorities. Although failure to do so does not in itself invalidate the leases, we may be subject to fines if we fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the lessors.
We have limited insurance coverage, which could expose us to significant costs.
We maintain certain insurance policies to safeguard against various risks and unexpected events associated with our business and operations, including property insurance covering inventory and warehouse. Miniso Hong Kong Limited also maintains commercial general liability insurance. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. Additionally, we provide accident insurance for certain employees we dispatched to overseas countries. However, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance, nor do we maintain key-man life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

RISK FACTORS

We have granted, and may continue to grant, options and other types of awards under our share incentive plan, which may result in increased equity-settled share-based payment expenses.
In order to attract and retain qualified employees, provide incentives to our directors and employees, and promote the success of our business, we adopted a share incentive plan in September 2020, or the 2020 Share Incentive Plan, which amended and restated share incentive plan(s) we, our predecessor or any of our subsidiaries adopted previously, if any, in its/their entirety and all awards granted and outstanding thereunder survived the termination of previous share incentive plan(s). The terms and conditions of those survived awards remain unchanged and continue to be effective and binding under the 2020 Share Incentive Plan. The maximum aggregate number of ordinary shares that may be issued under the 2020 Share Incentive Plan is 147,301,128, consisting of (i) 92,586,048 Shares, which have been issued to several share incentive awards holding vehicles for the grant of restricted shares, options or other type of awards, and (ii) 54,715,080 Shares reserved for issuance pursuant to any awards to be granted under the 2020 Share Incentive Plan. As of December 31, 2021, 70,879,312 restricted shares and options to purchase a total of 11,276,328 Shares have been granted and outstanding, excluding restricted shares or options that have been forfeited or canceled after the relevant grant dates. Upon the completion of the Listing, our Company will unwind its weighted voting rights structure and each issued Share (including those with super-voting rights) will be converted or re-designated to one ordinary share that would entitle its holder to one vote at a general meeting of the Company. For the fiscal years ended June 30, 2019, 2020 and 2021 and for the six months ended December 31, 2021, we recorded RMB122.1 million, RMB364.4 million, RMB281.3 million (US$44.1 million) and RMB50.4 million (US$7.9 million) in equity-settled share-based payment expenses, respectively.
We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with equity-settled share-based payment expenses may increase, which may have an adverse effect on our results of operations.
Changes in international trade policies, or the escalation of tensions in international relations, particularly with regard to China, may adversely impact our business and operating results.
Recently, there have been heightened tensions in international relations, particularly between the United States and China. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed between the United States and China on trade matters. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, or other trade matters. Any unfavorable government policies on international trade, such as capital controls or tariffs, or the U.S. dollar payment and settlement system may affect the demand for our products, impact the competitive position of our products, prevent us from selling products in certain countries, or even our participation in the U.S. dollar payment and settlement system, which would materially and adversely affect our international operations, results of operations and financial condition. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.
In addition to trade related tensions between China and the United States, the U.S. government escalated tensions between the U.S. and China in recent years by revoking Hong Kong’s special trading status and further sanctioning Chinese companies such as Huawei. Also, the Congress of the United States enacted the Uyghur Forced Labor Prevention Act (UFLPA) in December 2021. Effective from June 21, 2022, the UFLPA creates a rebuttable presumption that goods mined, produced, or manufactured (wholly or in part) in China’s Xinjiang Uyghur Autonomous Region are made with forced labor, where goods designated as such will be subject to an import ban into the United States. The President of the United States may also impose sanctions on companies that knowingly engage in, are responsible for, or facilitate forced labor in Xinjiang. We plan to review our supplier relationships and make efforts to comply with any new law that may affect us. However, there is no assurance that we will be able to identify all activities conducted by our suppliers or other business

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partners as we do not have a control over them. To the extent we identify any potential non-compliance by any of our suppliers, we may have to find and establish relationships with alternative qualified suppliers under commercially acceptable terms. We cannot assure you that we will be able to do so in a timely manner. Under extreme situations, we may be subject to negative publicities or even be subject to regulatory actions, which may negatively affect our reputation and brand image, our business and results of operations, and may materially and adversely affect the price of our Shares or the ADSs. Recently, the war in Ukraine and sanctions on Russia increased the uncertainties in the relations between China and the United States, and tensions between two countries could be heightened as a result. These tensions have affected both diplomatic and economic ties between the two countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.
Furthermore, the tension between China and India as a result of border clashes between troops of China and India have also resulted in a number of mobile apps developed by Chinese companies and operated in India being banned by the Indian government. We are unable to predict how international relations between China and other countries will develop. To the extent tensions in international relations between China and other countries escalate, our international operations, financial condition and results of operations could be materially and adversely affected.
RISKS RELATED TO DOING BUSINESS IN CHINA
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this document, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in the ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our Shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely.

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Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending June 30, 2024 which is due by October 31, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our Shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our Shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our Shares and ADSs could be prohibited from trading in the United States as early as 2023.
Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.
The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.
Our PRC subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. For instance, on March 15, 2019, the Standing Committee of National People’s Congress promulgated the PRC Foreign Investment Law, which became effective on January 1, 2020. The PRC Foreign Investment Law replaces the trio of existing laws regulating foreign investment in China, namely, the Wholly Foreign-owned Enterprises Law, the Sino-foreign Equity Joint Ventures Law, and the Sino-foreign Cooperative Joint Ventures Law, together with their implementation rules and ancillary regulations, and embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since some of these laws and regulations are relatively new and the PRC legal system continues to evolve, the interpretations and enforcement of these laws, regulations and rules involve uncertainties.
From time to time, we may have to resort to administrative and court proceedings to enforce our legal lights. However, since PRC administrative and court authorities have the authority and discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.
Furthermore, recently, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which were available to the public on July 6, 2021 and further emphasized to strengthen the cross-border regulatory collaboration, to improve relevant laws and regulations on data security, cross-border data transmission, and confidential information management, and provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed

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companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures. However, these opinions were newly issued, and there were no further explanations or detailed rules or regulations with respect to such opinions, and there are still uncertainties regarding the interpretation and implementation of these opinions.
These and other similar legal and regulatory developments could lead to legal and economic uncertainty, affect how we operate our business, how we process and use data, and how we transfer personal data from one jurisdiction to another, which could negatively impact demand for our products. We may incur substantial costs to comply with such laws and regulations, to meet the demands of our customers relating to their own compliance with applicable laws and regulations, and to establish and maintain internal compliance policies.
The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of the ADSs.
We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our Shares or the ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.
Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.
The conversion of Renminbi into foreign currencies, including Hong Kong dollars and the U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against Hong Kong dollars and the U.S. dollars, at times significantly and unpredictably. The value of Renminbi against Hong Kong dollars, the U.S. dollars and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against Hong Kong dollars and the U.S. dollars in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollars in the future.
Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Shares or the ADSs in foreign currency. For example, to the extent that we need to convert Hong Kong dollars we receive from the Global Offering into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollars would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against Hong Kong dollars and the U.S. dollars may significantly reduce Hong Kong dollars and the U.S. dollars equivalent of our earnings, which in turn could adversely affect the price of our Shares or the ADSs.
Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. We have only entered into a few hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.
China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.
A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition

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to the Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006, which was amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that relevant governmental authorities be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
Furthermore, the PRC government authorities may strengthen oversight over foreign investment in China-based issuers like us. For instance, the relevant PRC governments promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, among which, it is mentioned that the administration and supervision of Chinese concept stocks will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by those limited by shares companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, the Opinions on Strictly Cracking Down on Illegal Securities Activities were only issued on July 6, 2021, and no further explanation or detailed rules and regulations with respect to the opinions have been issued yet, leaving uncertainties regarding the interpretation and implementation of the Opinions on Strictly Cracking Down on Illegal Securities Activities. It is possible that any new rules or regulations may impose additional requirements on us. In addition, on November 14, 2021, the CAC issued the draft of the Regulations on the Administration of Cyber Data Security for public comments, according to which, among others, data processors seeking a public listing in Hong Kong that influence or may influence national security, must apply for a cybersecurity review, in accordance with the relevant law of the PRC. It is uncertain when the final measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us.
The approval of the CSRC or other PRC government authorities may be required in connection with the Global Offering, future offerings or future issuance of securities abroad under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based

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companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Subsequently, CAC issued the Draft Data Security Regulations and CAC and other twelve PRC regulatory authorities jointed issued the Cybersecurity Review Measures which further strengthened the cybersecurity review measures of entities seeking offshore listing. For more details, see “— Risks Related to Our Business and Industry — Failure to protect personal or confidential information against security breaches could subject us to significant reputational, financial and legal consequences and substantially harm our business and results of operations.”
In addition, on December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (《國務院關於境內企業境外發行證券和上市的管理規定(草案徵求意見稿)》) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments). For more details, see “Regulations.” As such regulations have not been adopted and it remains unclear whether the formal version to be adopted in the future will have any further material changes, it is uncertain how these regulations will be enacted, interpreted or implemented and how they will affect us.
If the CSRC, CAC or other relevant PRC regulatory agencies subsequently determine that approval or record-filing is required for any of our offshore offerings, future offerings of securities overseas or to maintain the listing status of the ADSs, we cannot guarantee that we will be able to obtain the approval or complete the record-filing in a timely manner, or at all. The CSRC, CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our listed securities. If we proceed with any of such offering or maintain the listing status of our listed securities without obtaining the CSRC’s or other relevant PRC regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions, we may face regulatory actions or other sanctions from the CSRC, CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the listed securities.
Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC, CAC or other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the listed securities, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations. Uncertainties and/or negative publicity regarding these PRC regulations could have a material adverse effect on the trading price of our listed securities.
RISKS RELATED TO OUR SHARES AND ADSS
The trading price of the ADSs has been and the trading price of our Shares can be volatile, which could result in substantial losses to investors.
The trading price of the ADSs has been volatile and could fluctuate widely due to factors beyond our control. The trading price of our Shares, likewise, can be volatile for similar or different reasons. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong or the United States. The securities of some of these companies, including internet-based companies, have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in Hong

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Kong or the United States in general and consequently may impact the trading performance of our Shares or the ADSs, regardless of our actual operating performance.
In addition to market and industry factors, the price and trading volume for our Shares or the ADSs may be highly volatile for factors specific to our own operations, including the following:
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actual or anticipated variations in our revenues, earnings and cash flow;

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the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

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announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

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announcements of new offerings, solutions and expansions by us or our competitors;

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failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

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detrimental adverse publicity about us, our services or our industry;

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announcements of new regulations, rules or policies relevant to our business;

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additions or departures of key personnel;

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release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

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potential litigation or regulatory investigations; and

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other events or factors, including those resulting from war, epidemics, incidents of terrorism or responses to these events.

Any of these factors may result in large and sudden changes in the volume and price at which our Shares or the ADSs will trade.
In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
Techniques employed by short sellers may drive down the market price of our Shares or the ADSs.
Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short.
Public companies listed in the United States that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases,

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allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.
It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in our Shares or the ADSs could be greatly reduced or even rendered worthless.
If securities or industry analysts do not publish research or publishes inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Shares or the ADSs, the market price for our Shares or the ADSs and trading volume could decline.
The trading market for our Shares or the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Shares or the ADSs or publishes inaccurate or unfavorable research about our business, the market price for our Shares or the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Shares or the ADSs to decline.
The sale or availability for sale of a substantial amount of our Shares or the ADSs could adversely affect their market price.
Sales of a substantial amount of our Shares or the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our Shares or the ADSs and could materially impair our ability to raise capital through equity offerings in the future. Shares held by existing shareholders may also be sold in the public market in the future subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Certain holders of our Shares may cause us to register under the Securities Act the sale of their Shares, subject to the applicable lock-up period. Registration of these Shares under the Securities Act would result in ADSs representing these Shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered Shares in the form of ADSs in the public market could cause the price of the ADSs to decline. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Shares or the ADSs.
Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Shares or the ADSs for return on your investment.
Although we currently intend to distribute dividends in the future, the amount, timing, and whether or not we actually distribute dividends at all is entirely at the discretion of our board of directors. Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries,

RISK FACTORS

our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Shares or the ADSs will likely depend entirely upon any future price appreciation of our Shares or the ADSs. There is no guarantee that our Shares or the ADSs will appreciate in value after our initial public offering or even maintain the price at which you purchased our Shares or the ADSs. You may not realize a return on your investment in our Shares or the ADSs, and you may even lose your entire investment in our Shares or the ADSs.
We are a “controlled company” within the meaning of the NYSE Listed Company Manual and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
We are a “controlled company” as defined under the NYSE Listed Company Manual because Mr. Guofu Ye, our chairman of the board of directors and our chief executive officer, and Ms. Yunyun Yang, our vice president, own more than 50% of our total voting power through their holding entities. Mr. Ye and Ms. Yang, through YYY MC Limited, an entity controlled by them, pledged certain amount of Shares in our Company beneficially owned by them. See “Substantial Shareholders” for more details. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. Currently, we rely on the exemption with respect to the requirement that a majority of the board of directors consist of independent directors. If we rely on additional exemptions in the future, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.
You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law.
We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in Hong Kong or some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than Hong Kong or the United States. Some U.S. states, such as Delaware, have more fully developed, clearly pronounced and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a Hong Kong court or a federal court of the United States.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than the memorandum and articles of association, the register of mortgages and charges and special resolutions passed by the company’s shareholders). Our directors have discretion under our Memorandum and Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders, save that any register held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the Board may impose) be open to inspection by our shareholder without charge and any other person on payment of a fee of such amount not exceeding the maximum amount as may from time to time be permitted under the Listing Rules as the Board may determine for each inspection, provided that we may be permitted to close the register in terms equivalent to section 632 of the Companies Ordinance. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

RISK FACTORS

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in Hong Kong or the United States.
We incur increased costs as a result of being a public company.
We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, the NYSE, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.
As a result of being a public company, we will need to adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the number of additional costs we may incur or the timing of such costs.
In addition, we will incur expenses in relation to management assessment according to requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002. We also expect to incur additional significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.
After we become a public company listed on the Stock Exchange, we will be subject to laws, rules and regulations in Hong Kong that are applicable to us. As a dual-listed company in Hong Kong and the United States, we will have to comply with laws and regulations on both markets. However, Hong Kong and the United States have different regulatory regime governing matters related to listed companies and in certain cases have fairly different requirements on certain matters. We will incur additional costs and expenses in complying with the complex regulatory systems on both markets. Failure to comply with any regulatory requirements could result in material adverse impact on the trading of our Share or the ADSs and reputation and subject us to administrative penalties.
As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with such corporate governance listing standards.
We are subject to the NYSE’s corporate governance listing standards. However, the NYSE’s rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Based on the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act, we also have one year from October 14, 2020, the date of effectiveness of the registration statement on Form F-1 (File Number 333- 248991) for our initial public offering, to meet the requirement that all of the members of our audit committee, compensation committee, and nominating and corporate governance committee must be independent directors, which we currently do not meet with respect to any committee. Currently, we do not rely on home country practice with respect to any corporate governance matter, but if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

INDUSTRY OVERVIEW

The following section sets forth new information and statistics relating to the industry in which we operate. Such information and statistics were extracted from different official government publications, available sources from public market research, and other sources from independent suppliers.

CHINA’S LIFESTYLE PRODUCTS MARKET
Lifestyle products generally refer to various kinds of consumable household products such as personal care products, bags and accessories, small electronics, digital accessories, stationery, snacks, daily consumables, textile products, and toys, etc. According to the Frost & Sullivan Report, the size of China’s lifestyle products market by aggregate GMV increased from RMB3.1 trillion in 2017 to RMB4.2 trillion in 2021, representing a CAGR of 7.8%, which outpaced the CAGR of 4.8% for China’s retail market during the same period, and has been one of the fastest growing markets across all retail segments. The following chart illustrates the size of China’s lifestyle products market by GMV for the years presented.
Market Size of Lifestyle Products Market in China by GMV (2017-2026E)

Source: Frost & Sullivan Report
According to the Frost & Sullivan Report, the lifestyle products market can be divided into three sub-markets by retailer type: (i) branded variety retail, which generally refers to a wide mix of lifestyle products distributed by retailers, who derive over 50% of their total GMV from proprietary lifestyle products; (ii) exclusive retail, which primarily focuses on one specific category of lifestyle products distributed by retailers, who derive over 50% of their total GMV from this particular product category; and (iii) groceries and other general merchandise retail, which generally refers to an extensive selection of multiple categories of lifestyle products from various brands distributed by retailers, who derive less than 50% of their total GMV from proprietary lifestyle products.
CHINA’S AND GLOBAL BRANDED VARIETY RETAIL MARKETS
Branded Variety Retail Market in China
According to the Frost & Sullivan Report, branded variety retailers usually have a rich lifestyle product portfolio of appealing design, high quality, and affordability. This type of retailers realize product sales typically through multiple channels such as direct sales, franchising, distributorship, or a flexible combination of different channels. As an important part of the lifestyle products market in China, the branded variety retail market in China has been developing rapidly. As consumer consumption behaviors in China have become

INDUSTRY OVERVIEW

more rational, quality lifestyle products at affordable prices have been gaining popularity. Further, consumers in China, especially from the younger generations, are increasingly favoring products that could reflect their individual preferences. These trends present substantial market opportunities and potential for branded variety retailers. According to the Frost & Sullivan Report, the size of the branded variety retail market in China by aggregate GMV increased from RMB71.5 billion in 2017 to RMB95.1 billion in 2021 at a CAGR of 7.4%, and is estimated to further increase at a CAGR of 14.2% from 2022 to 2026.
The following chart illustrates the size of the branded variety retail market in China by aggregate GMV for the years presented.
Market Size of Branded Variety Retail Market in China by GMV (2017-2026E)

Source: Frost & Sullivan Report
Competitive landscape
According to the Frost & Sullivan Report, competition in the branded variety retail market in China is fierce and fragmented with more than 1,000 players. Top five players have an aggregate market share of approximately 18.6% in terms of GMV in 2021.
In 2021, we generated GMV of RMB10.8 billion from our branded variety retail business in China and had a market share of 11.4% of the branded variety retail market in China, ranking first by GMV in the branded variety retail market in China according to the Frost & Sullivan Report. The following chart sets forth the top five players in China branded variety retail market in terms of GMV in 2021:

INDUSTRY OVERVIEW

Top Five Companies by GMV in Branded Variety Retail Market (China), 2021
Market drivers and development trends
According to the Frost & Sullivan Report, the branded variety retail market in China exhibits the following market drivers and development trends.
Increasing emphasis on differentiated experience and product quality, design, value for money, and individualization.   Driven by increasing disposable income and rising living standards, Chinese consumers have developed a more diverse demand and higher expectations for a differentiated shopping experience and the quality, design, and value for money of lifestyle products. Branded variety retailers in China have therefore kept up with market trends and evolving consumer preferences and improved rapidly in terms of the shopping experience they offer and their products in the aforementioned aspects. In particular, branded variety retailers in China have finetuned and expanded their product portfolio to accommodate the individual tastes and preferences that have been increasingly important to Chinese consumers, especially from the younger generations.
Penetration into lower-tier cities.   Branded variety retailers in China have been accelerating penetration into lower-tier cities to cater to increasing consumer demand and to reach markets with great growth potential. To support such market penetration and raise brand awareness in a cost-effective manner, these branded variety retailers have leveraged multiple business models such as direct sales, franchising, and distributorship. The branded variety retailers generally have advantages over and can outcompete the mom-and-pop shops and other smaller local retailers due to their established brand, abundant financial resources and supply chain and product sourcing capabilities, and substantial experience and know-how accumulated from existing operations.
Intelligent product development and efficient supply chain supported by technology utilization.   With the continuous upgrade and widening usage of technologies, the branded variety retail industry has accelerated the digital transformation process to develop products that better meet consumer demands, achieve higher operating and supply chain efficiency, and reduce costs. Data analytics technologies have helped branded variety retailers accurately gauge and capture evolving consumer tastes and demands so that the retailers can offer consumers more tailored products and shopping experience. Furthermore, technological optimization of supply chain tends to integrate and streamline various segments across the branded variety retail value chain, such as demand analysis, product design, production, warehousing and logistics, sales management, and customer service, massively enhancing the efficiency of product development, supply chain, and other parts of business operations in the process.
Evolution and integration of online and offline channels.   Despite the rapid growth and increasing importance of online channels, offline stores still remain favored by consumers in the branded variety retail

INDUSTRY OVERVIEW

market as they provide consumers in-person shopping experience accompanied by a comfortable shopping environment and attentive services. To further cater to such consumer preference and also monetize from online channels, branded variety retailers in China have continued to develop O2O business models and establish consumer communities through digital platforms, in addition to use of third-party e-commerce platforms. Under O2O models, consumers can be directed from online channels to offline channels, and they can enjoy the convenience of online channels without forgoing the personalized experience and close interaction of offline channels. With continued technological development, online and offline channels are expected to be more connected together going forward to enable a more seamless and convenient shopping experience to consumers and drive consumer demand.
Rising brand importance.   Brand has become a critical factor for consumers to consider in selecting a branded variety retailer. Consumers in China are more willing to choose reputable retailers with strong brand influence and awareness, high product quality, continued consumer engagement, international business coverage, and wide sales network. Brands with competitive value for money, high quality, and appealing design will therefore entice consumers to develop strong brand stickiness and make repeated purchases. Branded variety retailers that conduct regular marketing and consumer engagement initiatives through various means, such as membership programs, will also enhance their brand awareness and stickiness through continued brand exposure and consumer engagement.
GLOBAL BRANDED VARIETY RETAIL MARKET
The global branded variety retail market has grown steadily over the past two decades. According to the Frost & Sullivan Report, the size of the global branded variety retail market by aggregate GMV increased from US$41.4 billion in 2017 to US$41.9 billion in 2021 at a CAGR of 0.3%, and is estimated to continue to grow at an accelerated CAGR of 12.6% from 2022 to 2026. The following chart illustrates the sizes of the global branded variety retail market by aggregate GMV for the years presented.
Market Size of Global Branded Variety Retail Market by GMV (2017-2026E)

Source: Frost & Sullivan Report
Branded variety retail market in developed countries
According to the Frost & Sullivan Report, key macroeconomic factors, including GDP growth, population, urbanization rate, are driving the development of lifestyle products market in various regions. Consumers in developed countries generally have a stable household income, well-established social welfare system, and relatively stronger spending power, which allow them to pursue higher standards of living. As a result, consumers in developed countries have a stable demand for quality lifestyle products, and brand has become a critical factor for consumers in selecting products. Consumer demand for customized product design,

INDUSTRY OVERVIEW

superior shopping experience, and reasonable prices has continued to drive the growth of the branded variety retail market in developed countries. The market of branded variety retail of lifestyle products in developed countries is relatively mature and is expected to maintain a steady growth.
The following table shows the sizes of the branded variety retail market by GMV for the years presented in the United States and Canada, two developed countries selected as examples for illustrative purposes.
											CAGR
	2017	2018	2019	2020	2021	2022E	2023E	2024E	2025E	2026E	2017 – 2021	2022E – 2026E
The U.S.	9.9	10.7	11.6	7.5	8.8	11.5	13.0	14.4	15.9	17.4	-2.9%	10.9%
Canada	1.0	1.1	1.2	0.9	1.0	1.3	1.4	1.5	1.7	1.8	-0.7%	9.5%

Source: Frost & Sullivan Report
Branded variety retail market in emerging countries
The continuing growth of economy in the emerging countries has promoted consumer expenditure on affordable and high-quality lifestyle products with appealing design. The retail market of emerging countries have been gradually developing from traditional retail models to modern retail models empowered by e-commerce. The upgrade of consumption structure, the integration of online and offline channels, and the improvement in shopping experience will drive the growth of branded variety retail market in emerging countries in the future.
The following table shows the sizes of the branded variety retail market by GMV for the years presented in India, Indonesia, and Mexico, three emerging countries selected as examples for illustrative purposes.
											CAGR
	2017	2018	2019	2020	2021	2022E	2023E	2024E	2025E	2026E	2017 – 2021	2022E – 2026E
India	1.9	2.3	2.7	1.8	2.3	2.8	3.3	3.8	4.3	4.8	4.9%	14.4%
Indonesia	1.1	1.3	1.5	1.0	1.2	1.6	.18	2.1	2.4	2.7	2.2%	14.0%
Mexico	1.6	1.8	2.1	1.4	1.8	2.2	2.5	2.8	3.2	3.6	3.0%	13.1%

Source: Frost & Sullivan Report
Competitive landscape
According to the Frost & Sullivan Report, competition in the global branded variety retail market is fierce and fragmented. Top five players have an aggregate market share of approximately 20.3% in terms of GMV in 2021.
In 2021, we generated GMV of approximately RMB18.0 billion (US$2.8 billion) from our branded variety retail business globally and had a market share of 6.7% of the global branded variety retail market, ranking first by GMV in the global branded variety retail market according to the Frost & Sullivan Report. The following chart sets forth the top five players in global branded variety retail market in terms of GMV in 2021:

INDUSTRY OVERVIEW

Top Five Companies by GMV in Branded Variety Retail Market (Global), 2021
Entry Barriers of Branded Variety Retail Market
According to the Frost & Sullivan Report, newcomers must overcome the following barriers before they can enter into the global and China’s branded variety retail markets.
Product design and merchandise selection capabilities.   Leading branded variety retailers typically make their product design tailored to evolving consumer tastes and preferences and strive to optimize and automate their merchandise selection process. In addition, consumers are increasingly demanding frequent rollouts of innovative or trendy products from branded variety retailers, which, together with the aforementioned technology and data applications, requires significant resources on the product design, production, and data analytics capabilities from aspiring market entrants. To meet such demand, many branded variety retailers have established close collaboration with famous designers and popular IPs to add variety and creativity to their product design and support the frequent refresh and launch of innovative, trendy, feasible, and appealing products. These collaborations may not be easy to initiate for new market entrants without established industry relationships.
Strong supply chain and operational capabilities backed by digitalization.   Branded variety retailers are typically required to effectively and efficiently manage their operations and supply chains to support frequent rollouts of a large volume of a variety of products, which often requires a high degree of supply chain integration and operational efficiency achievable through digitalization. An established, integrated and digitalized supply chain allows branded variety retailers to coordinate effectively with each participant in the supply chain, and accurately and flexibly adjust its supply chain strategies. Further, branded variety retailers usually need to leverage digitalization and data analytics to provide an excellent consumer experience through multiple online and offline channels, effectively manage store-level operations, and oversee and control other parts of their operations on a real-time basis. However, it is normally difficult for new market entrants to build an established supply chain, achieve operational efficiency, and digitalization deployment in their early development stage, as they typically lack the required capital investment, stable partnership with suppliers, and professional operation teams.
Omni-channel sales network and customer engagement.   As a consequence of the impact of COVID-19 on offline stores, branded variety retailers have been increasingly looking to establish or leverage online sales channels to supplement their offline store network, such as O2O and e-commerce platforms. In addition, many branded variety retailers have also created multiple means of marketing and sustained customer engagement in order to enhance customer conversion and retention, and to promote their brand. These means may include membership programs, store-based omni-channel communities, and promotion through livestreams or videos featuring KOLs or celebrities. It will take aspiring market entrants a lot of time and resources to form the many channels of sales and customer engagement of established market players.

INDUSTRY OVERVIEW

Brand awareness and trust.   With increasing consumer demand for product quality, design, and customer services, consumers are increasingly trusting and relying on brand when making purchase decisions. Leading branded variety retailers have developed strong brand awareness and good reputation. Some branded variety retailers have also actively made co-branding collaborations with influential brands to enhance their brand value. Generally, to build their brand, companies in the industry need to go through a long period of precipitation of word of mouth, accumulation of consumer recognition, and strict market test of their products and services. New entrants are often unable to establish a competitive brand image in a short time.
Impact of COVID-19
Both the global and China’s branded variety retail markets were adversely impacted by COVID-19 due to store shutdowns or limited operations that affected store traffic and daily sales. Given the different measures implemented by the local governments, the branded variety retail industries in the rest of the world suffered different degrees of negative impact during the pandemic. However, thanks to the effective measures taken by local governments and resumption of most business activities, 2021 saw signs of recovery for both the global and China’s branded variety retail markets, with leading branded variety retailers introducing new channels and product categories.
POP TOY MARKET IN CHINA
According to the Frost & Sullivan Report, pop toys refer to the toys that are infused with pop culture content featuring distinct designs and aesthetic sensibility, or licensed content featuring movie, animation, cartoon, or game characters, over a wide variety of product categories, including blind box, art toy, garage kit, dolls, and assembled toy and building sets.
The pop toy market in China has grown rapidly in the last five years. The size of the pop toy market in China by aggregate GMV increased from RMB10.8 billion in 2017 to RMB34.5 billion in 2021 at a CAGR of 33.7%, and is estimated to grow at a CAGR of 24.0% from 2022 to 2026. The following chart illustrates the sizes of the pop toy market in China and its product segments by GMV for the years presented.
Market Size of Pop Toy Market in China by GMV (2017-2026E)

Source: Frost & Sullivan Report
Market Drivers
According to the Frost & Sullivan Report, the pop toy market in China is driven by the following factors.

INDUSTRY OVERVIEW

Active, diversified, and growing fan base.   The major driving force behind the rapid growth of the pop toy industry in China is its dedicated, active, and diversified fan base, much of which comes from the Gen Z and millennial age group. These fans are increasingly looking for ways to express their affinity for and engage with their favorite pop culture content. A continuous expansion of innovative products, categories and pop culture features have helped expand the fan base across different age groups and genders. Over time, many occasional pop toy consumers have become frequent purchasers due to sustained exposure to and discussion of pop culture content. To better satisfy fan demand for more pop culture content engagement through pop toy products, pop toy industry players have organized offline activities such as pop toy tradeshows and exhibitions in recent years, and it is expected that more pop toys events and exhibitions will emerge in the future with increasing popularity.
Varied sales and customer engagement channels.   While offline stores still remain indispensable for their in-person and interactive shopping experience, online and especially social network-based channels and platforms have taken off as to be supplementary to offline stores, creating a convenient and unique shopping experience for consumers especially after the COVID-19 pandemic. Online channels such as O2O and e-commerce platforms allow pop toy store operators to showcase and advertise their products to a wider group of consumers, while also serving as additional sources of customers and revenue. Furthermore, consumers are increasingly seeking more ways to express their passion for and connect to their favorite pop culture content. Facilitated by technologies, pop toy buyers can share latest product information and industry news over the internet while more and more industry participants are using social network platforms to retain loyal customers and attract new customers and to obtain first-hand information about consumer preferences and demands from their own social platforms.
Diversified products.   While the blind box segment of the pop toy market in China has occupied the greatest market share and grown at the highest speed compared to the other segments since 2017, according to the Frost & Sullivan Report, various other pop toy categories have been introduced into the market to cater to evolving customer demands, and are expected to grow rapidly in the future. The continued creation of more diversified pop toy product lines to satisfy any unmet or underserved consumer demand will continue to drive the growth of the pop toy market in China going forward.
Increasing importance of co-branding and IP incubation. Driven by booming market demand, there has been increasing popularity of pop toys in China, and leading brands have begun to release their pop toys based on popular IPs to capture the increasing market demand. With the growing significance of IPs and the higher sourcing costs associated with IP development or licensing, pop toy retailers with in-house IP incubation capabilities are more likely to stand out in the fierce competition with pop toys based on their own IPs and retain higher customer loyalty.
Competitive Landscape
According to the Frost & Sullivan Report, the pop toy market in China is at the growth phase in the industry life cycle and has low concentration in terms of market share.
In 2021, we generated GMV of RMB374.4 million from our pop toy business in China and had a market share of 1.1% of the pop toy market in China, ranking1 third by GMV in the pop toy market among players in China for whom branded offline stores are one of the primary sources of GMV, according to the Frost & Sullivan Report.

1
Industry participants covered by the ranking are pop toy players in China, for whom, branded offline store is one of the primary sources of GMV.

INDUSTRY OVERVIEW

Source: Frost & Sullivan

HISTORY AND CORPORATE STRUCTURE

The following section sets forth updated and supplemental information since the filing of our 2021 Form 20-F relating to selected aspects of our history, development and corporate structure.
OVERVIEW
Our Group was founded by our Founder, Mr. Guofu Ye. We commenced our business operations in 2013 by opening the first MINISO store in Guangzhou, China and since then started our journey as a fast-growing global retailer that offers a variety of design-led lifestyle products. We established Miniso Guangzhou, a wholly-owned subsidiary of our Group, our PRC holding company and one of our major operating entities in China, in October 2017. Over the years, we had built our flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. In January 2020, we incorporated MINISO Group Holding Limited in Cayman Islands and established our current offshore holding structure. In October 2020, we completed our initial public offering and listed the ADSs on the NYSE under the symbol “MNSO”.
Our Founder, Mr. Guofu Ye, has been serving as our chairman and chief executive officer since our inception. Mr. Ye has over 12 years of experience in the branded variety retail industry. He has accumulated rich experience in trendy fashion during the period of Chinese economic transformation and seized the opportunity to improve the social quality consumption patterns, bringing a new business model in China. For details of the biography of our Founder, see “Directors and Senior Management”.
KEY BUSINESS MILESTONES
The following is a summary of our key business development milestones since our inception in 2011:
Date	Event
2013	We commenced our business operations by establishing the first MINISO store in Guangzhou, China.
2014	Total number of MINISO stores exceeded 300.
2015	Started our globalization strategy and total number of MINISO stores exceeded 1,000.
2017	We were recognized as “One of the Top 10 Enterprises in China’s Top 100 Franchise Enterprises in 2016” (“2016中國特許百強規模前十名企業之一”) by China Chain Store & Franchise Association.
2018	Number of MINISO stores in overseas markets exceeded 1,000.
2020	We listed the ADSs on the NYSE under the symbol “MNSO.”
2020	We launched a new brand, TOP TOY, which is committed to building comprehensive shopping platforms of pop toys.
2021	Number of MINISO stores exceeded 5,000 and entered into the 100th geographical market.
2021	We were included by the Hurun Research Institute in the Hurun China 500 Most Valuable Private Companies (《胡潤中國500強民營企業》榜單) for two consecutive years from 2019 to 2020.
OUR MAJOR SUBSIDIARIES
The following table sets forth the principal business activities, date of establishment and commencement of business of each member of our Group that made a material contribution to our results of operations as of the Latest Practicable Date:

HISTORY AND CORPORATE STRUCTURE

Name of Entity	Principal Business Activities	Date and Place of Incorporation
Miniso Guangzhou	Wholesale and retail of lifestyle products in China	October 18, 2017, China
Miniso (Hengqin) Enterprise Management Co., Ltd.	Licensing the right to use our trademarks to other parties in China	December 12, 2017, China
Miniso International (Guangzhou) Co., Ltd.	International trade business	May 16, 2017, China
Miniso Youxuan Technology (Guangzhou) Co., Ltd.	E-commerce business	August 15, 2017, China
TOP TOY (Guangdong) Cultural Creativity Co., Ltd. (formerly known as TOP TOY (Guangdong) Technology Co., Ltd.)	TOP TOY business	September 7, 2020, China
Mingyou Industrial Investment (Guangzhou) Co., Ltd.	Establishing new headquarters building	October 13, 2020, China
Miniso Development Hong Kong Limited	Overseas operations through entering into master license agreements and product sales agreements withoverseas MINISO Retail Partners and local distributors and entering into IP related agreements in our overseas operations	February 26, 2020, Hong Kong
Miniso Hong Kong Limited	Licensing the right to use our trademarks to overseas parties and entering into IP related agreements in our overseas operations	January 23, 2018, Hong Kong
PT. Miniso Lifestyle Trading Indonesia	Import, wholesale and distribution business	January 11, 2017, Indonesia
MIHK Management Inc.	Holding company with direct and indirect subsidiaries engaging in wholesale and retail of lifestyle products in Canada	October 17, 2018, British Columbia, Canada
USA Miniso Depot Inc.	Holding company with direct and indirect subsidiaries engaging in wholesale and retail of lifestyle products in the United States	August 12, 2016, United States
Miniso Life Style Private Limited	Import and export business, local distributions, and franchising activities	June 22, 2017, India
MAJOR SHAREHOLDING CHANGES OF OUR COMPANY
Miniso Guangzhou, our onshore holding company before the incorporation of our Cayman holding company, was established in October 2017. Immediately prior to the Series A investment in late 2018, Miniso Guangzhou was held as to 71.67%, 10.75%, 6.20% and 11.37% by Mini Investment Holding (Guangzhou) Co., Ltd. (米尼投資控股(廣州)有限公司), a company incorporated in the PRC and is owned as to 70% by Mr. Guofu Ye and 30% by Ms. Yunyun Yang, Mr. Guofu Ye, Mr. Minxin Li and the four employee share incentive platforms of the Company, respectively. Mr. Ye and Ms. Yang are spouses and make joint decisions on the exercise of the voting power of the shares owned by them.

HISTORY AND CORPORATE STRUCTURE

Pursuant to the Series A investment agreement dated September 29, 2018, the registered capital of Miniso Guangzhou was increased from RMB139,519,253 to RMB156,328,801 after the subscriptions from HH SPR-XIV HK Holdings Limited (“Hillhouse HK”), Tencent Mobility Limited (“Tencent Mobility”) and Easy Land Limited (“Tencent Easy Land”, and together with Tencent Mobility, the “Tencent Entities”) in the amount of RMB491.5 million, RMB350 million and RMB150 million, respectively, to acquire approximately 5.38%, 3.76% and 1.61% of the registered share capital of Miniso Guangzhou. We raised an aggregate of approximately RMB1.0 billion upon completion of the investment.
In January 2020, we incorporated MINISO Group Holding Limited in Cayman Islands and established our current offshore holding structure pursuant to a series of re-organization steps between January and February 2020.
Following the re-organization, share issuances and share transfers as stated above, Mr. Ye and Ms. Yang jointly owned 72.1% of our Company’s total issued and outstanding shares; Mr. Minxin Li, the 12 share incentive holding platforms, Hillhouse HK, and the Tencent Entities owned as to 5.1%, 8.5% , 5.4% and 5.4%, respectively, of our Company’s total issued and outstanding shares, and the remaining seven minority shareholders in aggregate owned 3.5% of our Company’s total issued and outstanding shares.
Immediately prior to the completion of our initial public offering in the United States in October 2020, all of the 328,290,482 ordinary shares held by Mini Investment Limited were re-designated as 328,290,482 Class B ordinary shares on a one-for-one basis, and all of our remaining 648,344,289 ordinary shares and 117,666,836 Series A preferred shares were re-designated as a total of 766,011,125 Class A ordinary shares on a one-for-one basis. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to three votes and is convertible into one Class A Ordinary Share.
As of the Latest Practicable Date, Mr. Ye and Ms. Yang, our Controlling Shareholders, jointly held approximately 64.4% of the total issued share capital of the Company, representing approximately 76.8% of the aggregate voting power of our total issued and outstanding Shares, after taking into account the super-voting rights of the 328,290,482 Class B ordinary shares controlled by them through Mini Investment Limited.
Upon Listing, our Company will unwind its weighted voting rights structure and each issued Share (including those with super-voting rights) will be converted or re-designated to one ordinary share without super-voting rights. After the re-designation, all the issued Shares of our Company will entitle their holders to one vote per Share at a general meeting of our Company. See “Share Capital” for further details. See also “—Corporate and Shareholding Structure” in this section below for further details on the beneficial interests and voting rights of our Controlling Shareholders upon the unwinding of the weighted voting rights structure immediately following the completion of the Global Offering.
MAJOR ACQUISITION AND DISPOSAL
During the Track Record Period, we had not conducted any acquisitions, disposals or mergers that we consider to be material to us.
CORPORATE AND SHAREHOLDING STRUCTURE
Immediately prior to the completion of the Global Offering
The following diagram illustrates a simplified corporate and shareholding structure of our Group immediately prior to the completion of the Global Offering (assuming (i) there are no changes in the shareholding of the public Shareholders from the Latest Practicable Date to immediately prior to the Global Offering, and (ii) no further Shares are issued under the 2020 Share Incentive Plan):

HISTORY AND CORPORATE STRUCTURE

Mini Investment Limited[1][4]
YGF MC Limited[2][4]
YYY MC Limited[3][4]
LMX MC Limited[5]
Nine ESOP holding platforms[6]
Eight minority shareholders[7]
Shares held by the Depositary[8]
26.79%
16.59%
21.04%
4.58%
2.82%
0.59%
27.60%
MINISO Group Holding Limited (Cayman Islands)
100%
100%
100%
YGF Investment V Limited (British Virgin Islands)
MINISO Universal Holding Limited (British Virgin Islands)
MINISO Global Holding Limited (British Virgin Islands)
100%
100%
100%
YGF Investment V Hong Kong Limited (Hong Kong)
MINISO Development Hong Kong Limited (Hong Kong)
MINISO Investment Hong Kong Limited (Hong Kong)
100%
67%
100%
0.00001%
99.99999%
MINISO Hong Kong Limited (Hong Kong)
USA Miniso Depot Inc. (United States)
PT. Miniso Lifestyle Trading Indonesia[9] (Indonesia)
MIHK Management Inc. (Canada)
MINISO Life Style Private Limited (India)
Outside the PRC
100%
Inside the PRC
100%
100%
Mingyou Industrial Investment (Guangzhou) Co., Ltd.
Miniso (Guangzhou) Co., Ltd.
100%
100%
100%
100%
Miniso Youxuan Technology (Guangzhou) Co., Ltd.
Miniso International (Guangzhou) Co., Ltd.
Miniso (Hengqin) Enterprise Management Co., Ltd.
TOP TOY (Guangdong) Cultural Creativity Co., Ltd.

Notes:
(1)
Mini Investment Limited is a limited liability company incorporated under the laws of British Virgin Islands. Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Ye is both the settlor and the protector of YGF Trust and is deemed to be the controlling person of the YGF Trust. As of the Latest Practicable Date, Mini Investment Limited held 328,290,482 Class B ordinary shares of our Company, with each Class B ordinary shares entitle the holder to three votes in our general meeting. The total number of Class B ordinary shares held by Mini Investment Limited represent approximately 26.8% of our total issued share capital and approximately 52.3% of the aggregate voting power of our total issued and outstanding shares. Upon the Listing, we will unwind our weighted voting rights structure and each issued Share (including those with super-voting rights) will be converted or re-designated to one ordinary share that would entitle its holder to one vote at a general meeting of our Company. For further details, see the section headed “Share Capital” in this document.

(2)
YGF MC Limited is a limited liability company incorporated under the laws of British Virgin Islands. Mr. Guofu Ye is the sole shareholder of YGF MC Limited.

(3)
YYY MC Limited is a limited liability company incorporated under the laws of British Virgin Islands. YYY MC Limited is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yang is both the settlor and protector of YYY Trust and is deemed to be the controlling person of the YYY Trust.

(4)
Mr. Ye and Ms. Yang are spouses and are therefore deemed to be interested in the equity interests held by each other.

(5)
LMX MC Limited is a limited liability company incorporated under the laws of British Virgin Islands. All shares of LMX MC Limited are held by TMF (Cayman) Ltd. on behalf of LMX Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Li and his family members as beneficiaries. Mr. Minxin Li is both the settlor and protector of LMX Trust and is deemed to be the controlling person of the LMX Trust.

(6)
Namely, (i) MCYP Management Limited holding 316,000 Class A ordinary shares, (ii) MCYP Grand Management Limited holding 496,916 Class A ordinary shares, (iii) DN MC Limited holding 9,579,800 Class A ordinary shares, (iv) LWG MC Limited holding 4,928,700 Class A ordinary shares, (v) ZSY MC Limited holding 4,739,280 Class A ordinary shares, (vi) MYT MC Limited holding 4,669,140 Class A ordinary shares, (vii) HZ MC Limited holding 5,200,000 Class A ordinary shares, (viii) LBF MC Limited holding 3,449,880 Class A ordinary shares, and (ix) MCYP Fortune Management Limited holding 1,143,100 Class A ordinary shares. In addition to the nine ESOP holding platforms, there are three additional ESOP holding platforms (i.e. MCYP Great Management Limited, MCYP Evergreen Management Limited and MCYP Forever Management Limited) that have converted

HISTORY AND CORPORATE STRUCTURE

their Class A ordinary shares into ADSs and are included in footnote 8 below. For further details, see “Statutory and general information — the 2020 Share Incentive Plan” in Appendix V to this document.
As of December 31, 2021, these share incentive awards holding vehicles appointed Mr. Ye as their proxy for voting for the Shares held by them, which have been terminated in March 2022. As of the date of this document, the share incentive award holding vehicles have appointed the other employees and senior management member of our Company as their proxy and authorize them to exercise the voting power in these Shares.
(7)
Namely, (i) HH SPR-XIV Holdings Limited, a Cayman Island limited liability company controlled by Hillhouse; (ii) Tencent Mobility Limited, a Hong Kong limited liability company controlled by Tencent; (iii) Go Forward Limited; (iv) Glistening Sunshine Limited; (v) Mega Prime Development Limited; (vi) Triple Wise Asset Holdings Limited; (vii) Key wise ZUIG MC Fund, L.P.; (viii) Wealth Full Capital Limited. The foregoing Shareholders are our investors that invested in us before our initial public offering in the United States and the share percentage excludes the Shares held by them in the form of ADSs that have been included in footnote (8) below.

(8)
Represents 338,233,180 Class A ordinary shares underlying the ADSs held by our Depositary.

(9)
The remaining shares of PT. Miniso Lifestyle Trading Indonesia is held by PT. Mitra Retail Indonesia and PT. Yar Noor International as to 20% and 13%, respectively.

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The following section sets forth updated and supplemental information since the filing of our 2021 Form 20-F relating to selected aspects of our business and operations as well as a current description of our overview, strengths and strategies.

OVERVIEW
We are a fast-growing global retailer offering a variety of design-led lifestyle products. Within nine years since we opened our first store in China in 2013, we have successfully incubated two brands — MINISO and TOP TOY. In 2021, the aggregate GMV of products sold through our MINISO network reached approximately RMB18.0 billion (US$2.8 billion), making us the largest global branded variety retailer of lifestyle products according to the Frost & Sullivan Report. TOP TOY, a new brand we launched in December 2020 to pioneer the concept of pop toy collection stores, achieved a GMV of RMB374.4 million in 2021, ranking in the top three among major companies in the pop toy industry in China for whom branded offline stores are one of the primary sources of GMV, according to the same source.
We have built our flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. According to the Frost & Sullivan Report, we had the most extensive global store network in the global branded variety retail industry in terms of number of countries and regions entered as of December 31, 2021, which encompassed over 5,000 MINISO stores, including over 3,100 MINISO stores in China and approximately 1,900 MINISO stores overseas. As of December 31, 2021, we had entered approximately 100 countries and regions throughout the world.
Observing an emerging pop toy culture, we leveraged our extensive retail know-how, supply chain capabilities, and established platform to launch the “TOP TOY” brand with the strategic goal of entering into the largely untapped pop toy market and eventually building one of the world’s largest and most comprehensive platforms of pop toys. We believe that our “TOP TOY” brand is highly complementary to our “MINISO” brand, as it caters to a broader consumer demographic with a much wider product price range and higher average order value. Our experience as a leading global retailer has helped us realize our strategic goal with TOP TOY and make rapid headway in the pop toy market in China. We had a total of 89 TOP TOY stores as of December 31, 2021, which ranked third among major brands in China’s pop toy market as of December 31, 2021, according to the Frost & Sullivan Report.
Aesthetically pleasing design, quality, and affordability are at the core of every MINISO product we deliver, and we continually and frequently roll out MINISO products of these qualities. In the fiscal year ended June 30, 2021, we launched an average of about 550 SKUs under the “MINISO” brand per month, and offered consumers a wide selection of over 8,800 core SKUs, the vast majority of which are under the “MINISO” brand. Our MINISO product offering spans across 11 major categories, including home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, and stationery and gifts. In comparison to our MINISO products, our TOP TOY products much more frequently feature IPs we incubate in-house or co-develop with independent design artists, whom we empower with timely consumer insights derived from our data analytics capabilities. Under the TOP TOY brand, we offered around 4,600 SKUs as of December 31, 2021 across 8 major categories, including blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji, sculptures, and other popular toys.
We believe a quality offline retail experience is essential for our ability to retain and attract consumers and maintain their engagement. We therefore promote a relaxing, treasure- hunting, and engaging shopping experience that appeals to all demographics regardless of their cultural background and the geographical location of the stores. In particular, we organize pop toy workshops and shows in our TOP TOY stores and various other offline events where consumers can simply enjoy and have fun, making the offline retail experience more immersive and engaging for consumers in the process. Our focus on delivering distinct value propositions within a relaxing and engaging shopping environment generates excitement and encourages frequent visits, allowing us to build a large and loyal base of consumers mostly from the younger generations.
We pair value concepts with a touch of appeal, creativity and innovation, focusing on long-term sustainability instead of short-term profits. Our highly effective approach to retail, which mainly encompasses

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dynamic product development, an efficient supply chain, and deep operation know-how backed by digitalization, is critical to the success and forms the backbone of our business.
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Dynamic product development.   The collective efforts of product managers, designers and suppliers help us achieve dynamic product development. Our highly experienced product managers are responsible for identifying trends, co-creating product designs in collaboration with our designers, coordinating with suppliers on production and bringing the finished products to market. We have made significant investment in our design capabilities by maintaining a dedicated and capable in-house design team and partnering with capable third-party designers, and have established our MINISO Design Academy to fully integrate these design capabilities to create trendy, attractive and quality products. Our philosophy is to launch approximately 100 new MINISO SKUs, every 7 days, carefully selected from a large library of 10,000 product ideas, which we refer to as the “711 philosophy.” We believe our efficiency and speed-to-market at large scale are difficult for competitors to replicate.

Our co-branding collaborations with IP licensors owning popular brands allow us to capitalize on cultural phenomena or influential trends in mass media by featuring their elements in our product design and adding exciting diversity to our products. Our established co-branding relationships with 75 IP licensors as of December 31, 2021, who own popular brands such as Marvel, Disney, Hello Kitty and Universal, are a strong testimony to our brand value and elevate our brand equity and awareness by unlocking new possibilities of product design. As a result, more consumers are attracted to MINISO and TOP TOY stores to enjoy a shopping experience replete with pleasant surprises.
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Efficient supply chain.   Leveraging China’s unmatched and massive supply chain, we source directly from highly qualified manufacturers in China that can meet our sophisticated demands. Our large procurement volumes as a result of our scale further contribute to our procurement cost advantages. We maintain a mutually beneficial relationship with our suppliers by being punctual with our payments to them and helping them grow with us. In addition, we digitally integrate almost all of our suppliers and streamline the supply chain process through our supply chain management system and regularly assist suppliers in improving production efficiency and cost control, which enable us to continuously optimize our supply chain efficiency. Our supply chain also remained resilient during the COVID-19 pandemic, with our inventory turnover days remaining stable at 78 days in the fiscal year ended June 30, 2020 and 79 days in the fiscal year ended June 30, 2021, and decreasing to 68 days for the six months ended December 31, 2021. We believe our efficient supply chain sets the foundation for our competitive product pricing strategy.

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Deep operation know-how backed by digitalization.   We have accumulated in-depth operational know-how based on our deep insights into consumer tastes and preferences developed from serving millions of consumers on a daily basis. We use such know-how to optimize and systemize key aspects of store operation from welcoming ambience and friendly staff, to easy-to-navigate store layout, and precise product curation.

Our technology augments our operational know-how by digitalizing every aspect of our business operations and giving us deeper insights into consumer preferences. With our self-developed intelligent store management tools, we are able to provide store managers with real-time sales and inventory data and inventory replenishment and merchandise display management suggestions based on big data analytics, and tailor our store merchandise selection accordingly. We also pioneered an AI store monitoring system that supports real-time automatic store-level management.
In addition, our data analytics capabilities and insights derived from proprietary consumer data have guided us in developing products that meet prevailing consumer tastes and preferences. Beyond our physical store premises, we have also engaged consumers through various online channels, including our MINISO membership program, Weixin mini-programs, third-party e-commerce and online-to-offline platforms, and store-based communities on Weixin. Such expanded consumer engagement, coupled with our intelligent consumer profiling technologies and data analytics capabilities, allow us to enhance the accuracy of our targeted marketing and consumer engagement efforts.

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Our path to success in our home market, China, where we had expanded to approximately over 3,100 MINISO store as of December 31, 2021, depends on the effectiveness and scalability of our MINISO Retail Partner model. Under this innovative model, MINISO Retail Partners mobilize their resources to open and operate MINISO stores at optimal locations and shoulder the associated capital expenditure and operating expenses, while we let them use our brand and provide them with valuable guidance on key aspects of store operation in exchange for a pre-agreed portion of in-store sales proceeds. The MINISO Retail Partners keep the remaining sales proceeds and we retain inventory ownership until in-store sale to consumers. The MINISO Retail Partner model aligns the interests and creates mutual benefits between us and the MINISO Retail Partners, allowing us to achieve rapid store network expansion with consistent brand image and consumer experience in an asset-light manner, and enabling our MINISO Retail Partners to attain attractive investment returns. Based on a survey conducted by Frost & Sullivan, our MINISO Retail Partners in China generally recover their store investment in a period of 12 to 15 months after store opening. Our MINISO Retail Partners are also motivated to maintain a loyal relationship with us. As of December 31, 2021, 475 of our 860 MINISO Retail Partners had invested in MINISO stores for over 3 years.
Our universally appealing product design, relaxing shopping experience full of delightful surprises, efficient supply chain, and deep operation know-how backed by digitalization make our business highly scalable globally. Since we opened our first MINISO store in China in 2013, we had expanded to approximately 1,900 MINISO stores by entering into approximately 100 countries and regions outside of China as of December 31, 2021. We accomplished such international store expansion under flexible models tailored to local conditions, including direct operation, the MINISO Retail Partner model, and partnership with local distributors. Our insights into local consumer tastes and preferences and our sourcing capabilities enable us to meet the local demands in each international market. As a testament to our expanding international operation, our revenue from markets outside of China accounted for 32.3% and 32.7% of our total revenue for the fiscal years ended June 30, 2019 and 2020, respectively. Although the percentage decreased to 19.6% for the fiscal year ended June 30, 2021 due to the negative impact of the COVID-19 pandemic on the international markets, we managed to improve it to 24.7% for the six months ended December 31, 2021.
In the fiscal years ended June 30, 2019, 2020 and 2021, we recorded revenue of RMB9,394.9 million, RMB8,979.0 million and RMB9,071.7 million and gross profit of RMB2,511.0 million, RMB2,732.5 million and RMB2,430.7 million, respectively. We recorded net profit from continuing operations of RMB9.4 million in the fiscal year ended June 30, 2019, and a net loss from continuing operations of RMB130.1 million and RMB1,429.4 million in the fiscal years ended June 30, 2020 and 2021, respectively. Our financial results since 2020 have been negatively affected by the COVID-19 pandemic. However, despite the continuous impact of COVID-19, we have experienced fast growth in business and profitability recently. Our revenue increased by 24.2% from RMB4,369.9 million in the six months ended December 31, 2020 to RMB5,426.9 million in the six months ended December 31, 2021. Our gross profit increased by 36.6% from RMB1,165.1 million in the six months ended December 31, 2020 to RMB1,591.3 million in the six months ended December 31, 2021, with our gross margin improving from 26.7% to 29.3% during the same period. We recorded a net profit of RMB338.6 million in the six months ended December 31, 2021, compared to a net loss of RMB1,655.6 million in the six months ended December 31, 2020. Our adjusted net profit, a non-IFRS financial measure, increased from RMB186.1 million in the six months ended December 31, 2020 to RMB398.6 million in the six months ended December 31, 2021.
OUR STRENGTHS
We believe that the following competitive strengths contribute to our success and set us apart from our competitors.
Fast-growing Global Retailer Offering Design-led Lifestyle Products
We are a fast-growing global retailer of lifestyle products as evidenced by the speed of expansion of our store network globally. We opened our first store in China in 2013, and we had become a globally proven retail concept with more than 5,000 MINISO stores worldwide as of December 31, 2021, including over 3,100 MINISO stores in over 330 cities across China and approximately 1,900 MINISO stores overseas. As of

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December 31, 2021, we had entered approximately 100 countries and regions throughout the world. This massive store network was the most extensive retail network for lifestyle products in terms of countries and regions covered globally as of December 31, 2021, according to the Frost & Sullivan Report. In 2021, we generated GMV of approximately RMB18.0 billion (US$2.8 billion) through our MINISO network globally, making us the largest global branded variety retailer of lifestyle products, according to the same source.
We have also achieved rapid growth with the TOP TOY brand we launched in December 2020. We had a total of 89 TOP TOY stores as of December 31, 2021, which ranked third among major brands in China’s pop toy market as of December 31, 2021, according to the Frost & Sullivan Report. In 2021, TOP TOY’s GMV was RMB374.4 million and GMV per TOP TOY store was RMB7.1 million, both of which ranked in the top three among major companies in China’s pop toy market for whom branded offline stores are one of the primary sources of GMV, according to the same source.
We have been able to accurately identify consumption trends and incubate multiple brands by leveraging our deep consumer insights, retail know-how, and digitalized supply chain management capabilities. Our brands have gained popularity and recognition among global consumers, and we have gained an engaged and loyal customer base. During the Track Record Period, we had approximately 3 billion visits to our MINISO stores in China, and a total of approximately 1 billion in-store orders were generated during the same period.
In a tireless pursuit of an optimal balance of appeal, quality and affordability, we strive to deliver the right merchandise, adapt to evolving consumer needs and preferences, and maximize consumer value. Our balanced approach serves as the foundation for our hard-to- replicate, enticing value propositions that attract constant consumer spending globally. We believe these value propositions, supported by our strong capabilities in product development, supply chain, and operations, contribute to our robust growth and resilience through economics cycles, including during the COVID-19 pandemic.
Frequently-refreshed Product Assortment with Universal Appeal
Our products reflect designs of mass appeal, and they are also frequently refreshed to satisfy the evolving needs and preferences of consumers. We apply our data analytics tools to insights derived from consumer data to capture the latest consumer trends and to guide and test our product design and product assortment. Our highly experienced product managers work closely with our designers and suppliers in product design to ensure that our product designs are innovative, trendy, feasible, and appealing to mass consumers. As of December 31, 2021, we had won a total of 32 reputable international design awards, including iF Product Design Awards, Red Dot Design Awards, European Product Design Awards, K-Design Awards, A’ Design Awards, and Red Star Design Awards, which attest to our strengths in product design. Our “711 philosophy” for product rollout under the MINISO brand — every 7 days, to launch approximately 100 new SKUs, carefully selected from a large library of 10,000 product ideas — drives our speed to market and adds to the diversity and trendiness of our product assortment. In the fiscal year ended June 30, 2021, we launched an average of about 550 SKUs per month under our MINISO brand.
Compared to MINISO, TOP TOY has a product lineup more focused on trendy products, targets a consumer demographic that is wider in terms of age and more balanced in terms of gender distribution, relies more on cultivation of our own IPs to co-develop them into popular IP products with independent design artists, and has a much wider product price range and higher average order value. Pioneering the pop toy collection store concept with the TOP TOY brand, TOP TOY has expanded the concept of pop toy from blind boxes to seven other major categories and is constantly exploring more product categories. We are able to identify popular pop toy brands and distribute their products through our scalable retail network efficiently. Leveraging our robust supply chain and product design capabilities, we have also launched TOP TOY-branded products and improved their revenue contribution to about 14.0% in the quarter ended December 31, 2021.
Co-branding with IP licensors represents another example of our efforts to frequently refresh our product assortment. Collaborations with IP licensors owning popular brands allow us to capitalize on cultural phenomena or influential trends in mass media by featuring their elements in our product design, adding exciting diversity to our products and elevating our brand equity and awareness as a result. Our co-branding collaborations with 75 IP licensors as of December 31, 2021, who own many popular brands such as Marvel,

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Disney, Hello Kitty and Universal, are a strong testimony to the value of our MINISO and TOP TOY brands and product competency. Leveraging our in-depth know-how, we actively explore collaboration with popular brands that resonate with consumers globally, invoking a feeling of trendiness and fun. In particular, we have developed the ability to identify and cultivate new IPs of our own and the ability to co-develop popular IPs with talented independent design artists for products mostly under our TOP TOY brand. We empower these independent design artists with scalable sales channels and real-time consumer feedbacks, as well as strong supply chain capabilities that help turn their design ideas promptly into products. In turn, most of these independent design artists have chosen to stay with our platform and continued to contribute their designs. As of December 31, 2021, we had co-developed 72 of such IP products under our TOP TOY brand with three IP licensors.
Highly Efficient and Digitalized Supply Chain
Our deeply cultivated supply chain differentiates us from other industry players and allows us to offer an evolving assortment of quality products at exceptional value. Leveraging China’s unmatched massive supply chain in the lifestyle product sector, we source our products from over 1,000 suppliers as of December 31, 2021. These suppliers are mostly highly qualified manufacturers in China, with some having extensive experience in supplying to other global brands, and they are able to meet our sophisticated demand cost-effectively and efficiently. We carefully nurture our mutually beneficial relationships with our suppliers by procuring in large volumes directly from manufacturers, being punctual with our payment to them, and guiding them towards better production efficiency and enhanced cost control.
We excel in supply chain management as a result of our efforts in deeply integrating suppliers within our product development and supply chain process. Our designers, product managers and suppliers collaborate closely to rapidly roll out popular products catering to changing consumer tastes and preferences across global markets. Furthermore, almost all of our suppliers are digitally connected with us through our supply chain management system, and the system can give suppliers access to real-time sales data on our end. This enables us to synchronize with suppliers to dynamically optimize production planning and minimize inventory risk.
Our highly efficient and digitalized supply chain has allowed us to achieve production flexibility, fast inventory turnover, rapid product launches, and procurement cost advantages, and these advantages have allowed our supply chain to fulfill global demand effectively and weather the COVID-19 pandemic relatively unscathed. We had average inventory turnover of 63 days, 78 days, 79 days and 68 days in the fiscal years ended June 30, 2019, 2020 and 2021 and the six months ended December 31, 2021, respectively. Our procurement cost advantages have also enabled our competitive pricing strategy.
In-depth Know-how and Digitalization Driving Operational Excellence
We have accumulated in-depth operational know-how from extensive experience and deep consumer insights developed through our interaction with millions of consumers visiting MINISO stores on a daily basis. We place strong emphasis on optimizing and systemizing every key aspect of store operations using such know-how to create a relaxing and engaging shopping environment and improve our efficiency. The standardized layout, decoration and lighting, modestly priced products, and the friendly staff in a MINISO store all contribute to a welcoming ambience for store visitors, who will also find the store easy to navigate due to its optimized product arrangement and display. In our TOP TOY stores, we organize pop toy workshops and shows where consumers can simply enjoy and have fun, bringing consumers an immersive and engaging shopping experience.
Our technological capabilities further augment our operational effectiveness and efficiency on a store level. With our self-developed intelligent store management tools, we are able to provide store managers with real-time sales and inventory data and inventory replenishment and merchandise display management suggestions based on different store demographics, and tailor our merchandise selection for each individual store. As of the Latest Practicable Date, about 80% of our store inventory replenishment plans followed such system suggestions. We also pioneered an AI store monitoring system that supports real-time automatic store-level management, including store layout review, order or payment fraud detection, among others.

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In addition, our data analytics capabilities and insights derived from proprietary consumer data have guided us in developing products that meet prevailing consumer tastes and preferences. We have developed a proprietary module on the product lifecycle system on which frontline workers provide a rich and constant supply of the latest ideas and consumer information that serve as the basis for the next successful product design, our designers, product managers, and other participants collaborate closely in core processes of product development. In the fiscal year ended June 30, 2021, almost all of our products were designed through the product lifecycle management system.
Omni-channel Operation and Consumer Engagement
Aside from our offline channels mainly consisting of our store network, we have explored and developed online channels to supplement our offline store network in our operation and expand our consumer engagement. Such expanded consumer engagement, coupled with our intelligent consumer profiling technologies and data analytics capabilities, have allowed us to enhance the accuracy of our targeted marketing and consumer engagement efforts.
Our online channels encompass e-commerce channels where consumers can place orders, which mainly include third-party e-commerce platforms and online-to-offline channels based on our offline store network, which include Weixin mini-programs and store-based communities on Weixin and other online-to-offline platforms through collaboration. The Weixin store-based communities are typically run by our operation specialists to engage with consumers who would like to receive updates about our brands and products on a more regular and personal basis.
We have accumulated a massive consumer base and enhanced our consumer engagement through our omni-channel operation. We first launched our membership program in China in August 2018. As of December 31, 2021, we had rapidly accumulated over 34 million MINISO members and over 1.5 million TOP TOY members who had made purchase at least once during the past 12 months. The successful implementation of the membership program has driven customer spending. In the quarter ended December 31, 2021, through our consumer engagement efforts, the number of average monthly active users of MINISO’s Weixin mini-program reached more than 7 million. Supported by our precise consumer profiling algorithms and data from expanded consumer engagement, we have been able to have tailored and dynamic interactions and marketing strategies for different consumer groups, and ultimately improve our customer conversion, repeat purchase rate, and customer lifetime value. Our online promotion activities are mainly conducted through livestreaming, publication on our Weixin public accounts, and KOL collaboration on various social platforms. In particular, livestreaming was especially effective in broadening our consumer reach and deepening member conversion for our TOP TOY brand.
Global Scalability and Capability of Penetrating into Various Tiers of Cities
We have adopted a range of flexible store operation models, including MINISO Retail Partner model, direct operation model and the distributor model, as we expand our footprints in China and globally.
We employ our innovative MINISO Retail Partner model extensively in China as well as in certain overseas markets to facilitate store network expansion. Our MINISO Retail Partner model disrupts the status quo of the traditional store operation models, allowing us to quickly and effectively expand our store network in an asset-light manner while maintaining consistent brand image and consumer experience across MINISO stores.
Under the MINISO Retail Partner model, MINISO Retail Partners join our store network by mobilizing their resources to open and operate MINISO stores at optimal locations, shouldering the associated capital expenditure and operating expenses. On the other hand, we guide the MINISO Retail Partners in key aspects of store operation while maintaining ownership of store inventory before it gets sold to consumers in exchange for a pre-agreed portion of sales proceeds. This model creates an attractive investment opportunity with robust cash flows for our MINISO Retail Partners. Based on a survey conducted by Frost & Sullivan, our MINISO Retail Partners in China generally recover their store investment in a period of 12 to 15 months after store opening. Our MINISO Retail Partners are also motivated to maintain a loyal relationship with us. As of

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December 31, 2021, 475 out of our total 860 MINISO Retail Partners had invested in MINISO stores for over 3 years. Our MINISO Retail Partner Model and close collaborations with loyal MINISO Retail Partners also helped us become highly resilient during the COVID-19 pandemic. In the twelve months ended December 31, 2021, we successfully achieved a net increase of 400 MINISO stores and 84 TOP TOY stores in China despite the impact from the pandemic.
Our brand attraction, operational know-how and proven track record have well positioned us to be the partner of choice for overseas business partners who wish to join our store network. We have also developed a thorough and systematic approach to researching and understanding the local competitive dynamics, consumer behaviors, regulatory environment before we enter into any international market, which serves as a solid foundation for us to efficiently penetrate into and rapidly expand our business in such local market. While our store network expanded to approximately 100 countries and regions as of December 31, 2021, the majority of our overseas markets are at early stage, and huge potential remains for further penetration in these markets. Our revenue contribution from overseas markets was 32.3%, 32.7%, 19.6% and 24.7% in the fiscal years ended June 30, 2019, 2020, and 2021 and the six months ended December 31, 2021, respectively.
We consider our ability to penetrate into various tiers of cities to be as important as our ability to expand globally for the continued success of our business, which has established a globally recognized retail network. Our ability to penetrate into various tiers of cities is evidenced by our proven track record of successfully penetrating into various lower-tier cities in China despite our previous experience operating in mostly high-tier Chinese cities. As of December 31, 2021, about 41% of our MINISO stores in China were located in third- or lower-tier cities, and about 70% of the new MINISO stores opened in China in 2021 were located in third- or lower-tier cities. Our deep operation know-how backed by digitalization and close relationships with our MINISO Retail Partners have equipped us with all the tools needed to deepen the market penetration of both the MINISO brand and TOP TOY brand in lower-tier cities in China.
Visionary Founder and Entrepreneurial Management Team
We benefit from the vision and experience of our seasoned senior management team, who has remained stable through different business cycles since our inception and has always committed to fulfilling our mission and vision. Their rich industry experience, concrete vision, and strong execution capabilities have enabled us to deliver robust business growth in the rapidly changing retail industry, identify market opportunities and cultivate multiple brands including MINISO and TOP TOY. Mr. Guofu Ye, our founder and chief executive officer, is a seasoned entrepreneur in the retail industry with a successful business track record. Mr. Ye has set the strategic direction for our business with a relentless focus on bringing high-appeal, high-quality merchandise with exceptional value to consumers globally. This commitment is shared by our experienced and stable management team, who has over 16 years of relevant industry experience on average. All of our executive officers have joined from leading retail and technology, media, and telecom companies in China, with extensive expertise across a broad range of business areas, including merchandizing, finance, store operations and supply chain management. We have cultivated a corporate culture of valuing sustainable growth and strong execution capabilities.
OUR STRATEGIES
We aim to further grow our business by pursuing the following strategies.
Expand and Upgrade Our Store Network
We believe there is still huge potential for market expansion in China, and we plan to further expand our store network in China. We intend to take a disciplined approach in store network expansion to capture opportunities in lower-tiered cities in China primarily for our MINISO stores, and further penetrate into the cities we have covered. For TOP TOY, we plan to continue to focus our store expansion in first- and second-tier cities in China in the near future while exploring opportunities to further expand into lower-tier cities. In addition, we plan to add more MINISO and TOP TOY stores at locations with proven consumer traffic and high sales potential with their sizes and merchandise selections based on analysis of local consumer demographics and other peculiarities.

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In overseas markets, we plan to actively identify and collaborate with the right business partners and local distributors to open more MINISO stores. We will continue to apply our flexible store operation models to further expand our store network based on local conditions in each market. Moreover, we will continue to leverage our existing international operations to develop and more deeply penetrate into strategic markets, most notably Asia, North America, and Europe.
Enhance Product Development and Supply Chain Capabilities
We will maintain and improve the value propositions of our products. We will further enhance our dynamic product development strategy and enrich our product offerings by launching more playful, appealing and useful SKUs, timely adjust our merchandise mix catering to consumer preferences across the globe, and expand to new adjacent product categories within the lifestyle segment. Furthermore, we plan to strengthen our efforts at incubating and co-developing our own IPs and deepen our relationships with existing co-branding partners and foster new co-branding collaborations to drive product innovation.
We will further optimize our supply chain by strengthening our cooperation with existing qualified suppliers, attracting new capable suppliers and further developing our global sourcing capabilities. We will also more deeply integrate suppliers through our digitalized supply chain management system to achieve shorter lead time and faster reorder, ultimately increasing efficiency of the whole supply chain.
By enhancing our product development and supply chain capabilities, we aim to buttress our products’ value-for-money, frequent renewals and broad selection to make our products attractive to global consumers.
Deepen Consumer Engagement and Drive Omni-channel Experience
We will continue to take initiatives to deepen consumer engagement and drive omni-channel experience, where consumers may engage or shop with us via both online channels, which encompass store-based online-to-offline channels as well as e-commerce channels, and offline channels. We plan to expand our online offerings and broaden our online sales channels by further developing our own e-commerce channels and collaborating with more third-party e-commerce and online-to-offline platforms. We will also leverage our network of store-based consumer communities on Weixin to allow consumers to conveniently place orders with their MINISO and TOP TOY stores of choice, providing them with a seamless omni-channel shopping experience. In international markets, we similarly plan to cooperate with more local e-commerce platforms to expand our online sales channels. We believe that offering additional channels of consumer experience will enhance our brand awareness and consumer loyalty, which drive increases in store traffic and in-store purchases. For example, consumers who have purchased our products online may well be impressed and become interested in visiting MINISO and TOP TOY stores offline and making purchases in store. This may lead to higher revenue and profitability for MINISO and TOP TOY stores.
Building on our existing strong consumer affinity, we will continue to improve our membership program, through which we will expand our membership base and accumulate valuable insights into consumer preferences and behavior to further improve operational efficiency, merchandise mix, and shopping experience. We will continue to launch innovative marketing initiatives leveraging popular social media platforms to reinforce consumer outreach efforts and increase our brand awareness.
Strengthen Technological Capabilities
We aim to increase operational efficiency by further developing and upgrading our technological capabilities. In particular, we will further utilize data analytics throughout our operation to facilitate product design and our supply chain process, tailor merchandising to consumer needs, optimize inventory management and otherwise digitalize operation. To that end, we plan to further develop and enhance our own technology systems, modules and other applications for our operations in China and overseas, respectively, purchase or license technologies or technology systems from third parties and upgrade our core technology platform.
Continue to Invest in Branding and Incubate New Brands
We aim to continue to invest in branding and incubate new brands to better monetize our product capabilities, to effectively convert store visitors and consumers to customers, and to improve customer loyalty.

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To that end, we plan to enhance our brand recognition through marketing campaigns and customer engagement activities across various online and offline channels, exploration of alternative retail channels and expansion of online sales channels, increasing the proportion of TOP TOY-brand products under our TOP TOY label, and brand upgrade for our MINISO brand, including renovating and upgrading our store display and appearance to match our upgraded brand positioning. To continue our success after TOP TOY, we also plan to incubate new brands leveraging our core competitiveness accumulated through our existing businesses in a highly disciplined manner.
Strategically Explore Investment and Acquisition Opportunities
We plan to strategically explore investment or acquisition opportunities to strengthen our market position and enhance our competitiveness. We will consider targets based on their synergies with our business and financial performance. As of the Latest Practicable Date, we did not expect to pursue any imminent material acquisitions or investments.
OUR BUSINESS MODEL
The following diagram illustrates our business model and the various participants in our business:

Engaging
CONSUMERS
Enjoy surprises and happiness
Consumer-centric approach with deep consumer insights
Active engagement through omni-channels
Attract more
Reach more
Insights
Dynamic Product Development
MINISO Retail Partner Model
Deep Operational Know-how Backed by Digitalization
Efficient Supply Chain
MINI SO
TOP TOY
Well-recognized BRANDS
Empower
Empower
Right
MERCHANDISE
High appeal and high quality products with frequent-renewals supported by dynamic product development tactics and co-branding
Quick-to-market product launch backed by robust supply chain
Massive
NETWORK
Flexible store operation models to expand in China and globally
In-depth operational know-how
Tech-empowered store operation
Tailored Merchandise and Network

OUR PRODUCTS
Our flagship brand “MINISO” offers a frequently-refreshed assortment lifestyle products covering diverse consumer needs, and consumers are attracted to our products’ trendiness, creativeness, high quality and affordability. Our MINISO product offering encompassed about 8,800 core SKUs in the fiscal year ended June 30, 2021 across 11 major categories: home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, and stationery and gifts. In December 2020, we

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launched a new brand, “TOP TOY,” which is committed to building one of the world’s largest and most comprehensive platforms of pop toys. Under the fast-growing TOP TOY brand, we offered around 4,600 SKUs as of December 31, 2021 across 8 major categories: blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji, sculptures, and other popular toys.
Below are sample photos of our products:
MINISO Brand
TOP TOY Brand
We are able to deliver our value propositions by leveraging our supply chain capabilities that are built on China’s unmatched massive supply chain, our large procurement volumes, our punctual payment to suppliers, and our digitalized, continuously optimized supply chain, which collectively contribute to our overall supply chain efficiency and procurement cost advantages.
Brand Strategies
We sell the vast majority of our products under our flagship brand “MINISO,” which targets primarily the younger generation. Under this brand, we aim to deliver a wide range of lifestyle products that are

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aesthetically pleasing, high-quality, and highly affordable. Almost all of the MINISO products are self-developed. To attract and keep the interest of consumers, we update our MINISO product portfolio frequently with new and trendy products. With our “711 philosophy” for our product rollout under the MINISO brand, every 7 days, we aim to launch approximately 100 new MINISO SKUs carefully selected from a large library of 10,000 product ideas. In the fiscal year ended June 30, 2021, we launched an average of about 550 SKUs under the MINISO brand per month.
We have developed and incubated new brands rapidly and successfully, such as the “TOP TOY” brand we launched in December 2020 to pioneer the concept of pop toy collection stores. TOP TOY provides a one-stop shopping platform for consumers attracted to pop culture through its cultivation of independent design teams and artists, incubation of IPs, and promotion and spreading of pop culture through its pop toy product line. TOP TOY’s expansion of the concept of pop toys from blind boxes to seven other major categories has also distinguished itself from other pop toy brands in China. In comparison to the MINISO brand, TOP TOY has a product lineup more focused on trendy products, targets a consumer demographic that is wider in terms of age and more balanced in terms of gender distribution, relies more on cultivation of our own IPs to co-develop them into popular IP products with independent design artists, and has a much wider product price range and higher average order value. While products of third-party brands are still the majority of the TOP TOY product portfolio, we have steadily increased and will continued to increase the proportion of TOP TOY-brand products. As of the Latest Practicable Date, we have increased the revenue contribution from our TOP TOY-brand products in TOP TOY stores to 14.0% in the quarter ended December 31, 2021 and plan to continue to increase it in the future.
Product Design and Development
Popular, aesthetically pleasing, and well-designed products that respond to evolving consumer tastes and needs are the core attraction to our consumers, and our product design and development capabilities are instrumental to us continuing to maintain this core attraction.
Product Design Capabilities
We work with both in-house designers and independent design partners globally to create innovative design concepts for us. As of December 31, 2021, we had a designer network that includes an in-house team of 124 designers as well as 37 design partners consisting of internationally renowned independent designers, professional design studios and design academies from 7 countries. To integrate the design capabilities of these design partners with our own, we have established the MINISO Design Academy consisting of a selection of our in-house designers. The MINISO Design Academy is mainly responsible for liaising with third-party designers and adding visual and packaging designs to the product prototype designs submitted by design partners, so that the final products have consistent appearance as the rest of our branded products. The vast majority of our SKUs feature elements of designs by our in-house design team. We generally pay a design service fee for each design we engage our design partners to make either as a fixed sum or as a percentage of its sales revenue, subject to a pre-agreed cap, and we generally own all intellectual property rights relating to the design. We sometimes allow the design partners to receive a small percentage of the sales revenue from products featuring their design in addition to the design service fee when the product sales exceed a certain threshold.
As a testament to our excellence in product design, we had won a total of 32 reputable international design awards as of December 31, 2021, including iF Product Design Awards, Red Dot Design Awards, European Product Design Awards, K-Design Awards, A’ Design Awards, and Red Star Design Awards. Below are photos of a selection of our award-winning products:

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Product Development
The collective efforts among product managers, designers and suppliers help us achieve dynamic product development. As of December 31, 2021, we had a team of 110 product managers, who are responsible for identifying trends, co-creating product designs, coordinating with suppliers on production and bringing the finished products to market. Our product development process begins with a product idea identified by our product managers from market research and inputs from suppliers. The product managers collaborate with our designers in developing the product idea to concrete product design, and then present the design to our suppliers for their inputs regarding production feasibility. Our product managers work closely with our designers and suppliers in product design to ensure that our product designs are innovative, trendy, feasible and appealing to mass consumers. The product managers then have the suppliers produce product prototypes and present them as part of the product proposal to our rigorous weekly merchandising committee meetings for approval. If approved, the product design will be further refined based on cooperation among the product managers, the designers and the suppliers before it is manufactured and becomes ready for sale.
Our technology capabilities play an important role in our product development process. For example, our Smart Merchandise Selection Assistant enables us to monitor and discover popular hits on major social media platforms and automate rapid identification of new and emerging trends, which maximize our ability to react quickly to rapidly changing consumer tastes and preferences. Our technology capabilities also allow us to monitor sales performance and consumer feedback of each SKU closely, helping us to actively manage product life cycles and continuously improve existing SKUs. See “— Our Technology — Digitalized supply chain management — Product lifecycle management system.”
We hold weekly merchandising committee meetings to adjust our merchandising strategies for market trends and select new SKUs to bring to market, with rigorous SKU selection criteria and deep involvement of our chairman and other experienced senior management. In certain international markets, we also have localized merchandising strategies supported by collaboration among our product managers, local suppliers and our international operation teams, and we tend to source uniquely local products directly from local sources. As a result, our new SKUs are responsive to prevailing market needs and local consumer tastes and preferences.

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Co-branding Collaborations and Co-development of IP Products
Co-branding with IP licensors is another example of our efforts to frequently refresh our product assortment. During the course of our business operations, we have developed a sophisticated approach to collaborating with highly popular IP licensors in developing co-branded products. We believe these co-branding collaborations are a strong testimony to our brand value and elevate our brand equity and awareness by unlocking new possibilities of product design. In addition, we actively explore co-branding collaboration with IP licensors that resonate with a broad group of consumers globally. By orchestrating well-paced product launch plans, we release new co-branded product collections in a successive and coherent manner to maximize consumer reach.
As of December 31, 2021, we had established co-branding relationships with 75 IP licensors who own many popular brands such as Marvel, Disney, Hello Kitty and Universal. Our agreements with IP licensors typically have a term of less than three years. Under these agreements, we are licensed to manufacture, sell and promote co-branded products within licensed territories. The royalties we are obligated to pay our IP licensors typically consist of fixed minimum of royalties and royalties equal to a certain percentage of sales of co-branded products. None of the agreements between our IP licensors and us constitutes a material contract. The co-branding collaborations allow us to capitalize on cultural phenomena or influential trends in mass media by featuring their elements in our product design, adding exciting diversity to our products and attracting more consumers to MINISO stores as a result.
We have also developed the ability to identify and cultivate new IPs and co-develop them with independent design artists into popular IP products, mostly under our TOP TOY brand. We form close collaboration with talented independent design artists by empowering them with scalable sales channels, real-time consumer feedback, as well as strong supply chain capabilities, which help turn their design ideas efficiently and faithfully into products. Contractually, we retain ownership of the IPs co-developed with independent design artists. As of December 31, 2021, we had co-developed 72 of such IP products under our TOP TOY brand with 3 IP licensors.
As an example of our success in collaboration with independent design artists, we have rolled out a TOP TOY blind box containing one of seven types of the figurine “Strong Lucky Cat” (大力招財貓). The figurine is in the form of a Maneki-neko with a comically large right arm, which is supposed to indicate the elevated strength “Strong Lucky Cat” uses to bring good luck to its owner. The different types of the figurine mostly vary in their color scheme, accessories, and facial expression. The “Strong Lucky Cat” blind box was able to resonate well with our target audience and bring them comfort through its appearance, and the blind box proved popular in sales. “Strong Lucky Cat” was the best-selling among our TOP TOY SKUs during the three-month period from December 1, 2021 to February 28, 2022.
OUR STORE NETWORK
As of December 31, 2021, we served consumers primarily through a network of over 5,000 MINISO stores, including over 3,100 MINISO stores in China and approximately 1,900 MINISO stores overseas. The following table shows the number of MINISO stores in China and internationally as of the dates presented:

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	As of June 30,			As of December 31
	2019	2020	2021	2020	2021
Number of MINISO stores
China	2,311	2,533	2,939	2,768	3,168
Directly operated stores	9	7	5	5	5
Stores operated under MINISO Retail Partner model	2,288	2,513	2,919	2,746	3,146
Stores operated under distributor model	14	13	15	17	17
Overseas1	1,414	1,689	1,810	1,746	1,877
Directly operated stores	74	122	127	105	136
Stores operated under MINISO Retail Partner model	165	193	195	194	203
Stores operated under distributor model	1,175	1,374	1,488	1,447	1,538
Total	3,725	4,222	4,749	4,514	5,045

Note:
(1)
Overseas stores exclude a small number of stores under certain overseas businesses that we had disposed of as of June 30, 2020. We completed such business disposal during the period from December 2019 to April 2020. See “Financial Information — Discontinued Operations.” After the disposal, these excluded stores may continue to have business transactions with us.

The following table shows the number of TOP TOY stores in China as of the dates presented since the launch of TOP TOY in December 2020:
	As of June 30,	As of December 31,
	2021	2020	2021
Number of TOP TOY stores
Directly operated stores	2	1	5
Stores operated under MINISO Retail Partner model	31	4	84
Total	33	5	89

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TOP TOY Store
Store Operation in China
As of December 31, 2021, apart from five directly operated MINISO stores and five directly operated TOP TOY stores, substantially all of our other MINISO and TOP TOY stores in China were operated under our innovative MINISO Retail Partner model. In approximately one year since the launch of our “TOP TOY” brand, we had opened 89 stores, ranking third in store coverage among major brands in China’s pop toy market as of December 31, 2021, according to the Frost & Sullivan Report. The following table shows the aggregate numbers of MINISO stores in China during the Track Record Period:

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	Fiscal year ended June 30,			Six months ended December 31,
	2019	2020	2021	2020	2021
Number of MINISO stores in China Directly operated stores Number of stores at the beginning of period	2	9	7	7	5
Number of new stores opened during period	8	3	—	—	1
Number of closed stores during period	1	5	2	2	1
Net increase (decrease) in number of stores during period	7	(2)	(2)	(2)	—
Number of stores at the end of period	9	7	5	5	5
Stores operated under MINISO Retail Partner model
Number of stores at the beginning of period	2,079	2,288	2,513	2,513	2,919
Number of new stores opened during period	325	393	639	369	348
Number of closed stores during period	116	168	233	136	121
Net increase (decrease) in number of stores during period	209	225	406	233	227
Number of stores at the end of period	2,288	2,513	2,919	2,746	3,146
Stores operated under distributor model
Number of stores at the beginning of period	12	14	13	13	15
Number of new stores opened during period	2	—	6	6	2
Number of closed stores during period	—	1	4	2	—
Net increase (decrease) in number of stores during period	2	(1)	2	4	2
Number of stores at the end of period	14	13	15	17	17
Since the launch of TOP TOY in December 2020, we had grown the number of TOP TOY stores in China from 5 as of December 31, 2020 to 33 as of June 30, 2021, and further to 89 as of December 31, 2021. Among the 89 TOP TOY stores as of December 31, 2021, 5 were directly operated, and 84 were operated under the MINISO Retail Partner Model.
The MINISO Retail Partner model is a hybrid store operation model that takes advantageous elements from the franchise store model and the self-operated chain store model, both of which are industry norms. Under this model, we provide operational guidance in the form of store management and consultation services to MINISO Retail Partners, operating in an asset-light manner.
Under our innovative MINISO Retail Partner model, MINISO Retail Partners mobilize their resources to open and operate stores at optimal locations, shouldering the associated capital expenditure and operating expenses. On the other hand, we provide store management and consultation services to MINISO Retail Partners for a fee, retain store inventory ownership until in-store sale to consumers and receive a pre-agreed portion of the sales proceeds. The store management and consultation services optimize and unify store operations in key aspects, mainly including store layout and decoration, interior design, staff training, pricing, product curation and inventory replenishment, to maintain consistent brand image, consumer experience and product pricing across stores. While these key aspects of store operations are standardized, merchandise mix and product display are two primary aspects of store operations that can be customized by MINISO Retail Partner stores. We constantly monitor the operations of MINISO Retail Partner stores to help them customize merchandise mix and product display at a store level and advise on inventory management on a real-time basis. Our contractual agreements with MINISO Retail Partners, which include a sales agreement, license agreement, and a store renovation agreement, typically last for three years or less.
Below is a summary of the key contractual terms with our MINISO Retail Partners:
Payments for goods.   We set an agreed percentage of in-store sales proceeds payable by MINISO Retail Partners to us, while the MINISO Retail Partners keep the remaining in-store sales proceeds. Please refer to note 2(u)(i) to the Accountant’s Report in Appendix I to this document for more details.

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Management of stores.   Under our license agreements, we provide store management and consultation service to our MINISO Retail Partners in return for a store management and consultation services fee and a sales-based royalty, each equal to a low single-digit percentage of in-store sales proceeds, payable by MINISO Retail Partners at the close of every business day. MINISO Retail Partners pay for store operating expenses, including logistics costs from product delivery to their stores.
Term/duration.   The terms of our contracts with MINISO Retail Partners are generally less than three years and renewable upon negotiation prior to the termination of the agreement.
Termination.   Prior to expiration of contractual term, these agreements can typically be terminated under force majeure events, by mutual agreement or due to bankruptcy or certain breaches of contractual obligations by either party, such as failure to pay fees due, assignment of contractual rights without the other party’s permission, MINISO Retail Partner selling counterfeit products or products not procured from us in its store, and MINISO Retail Partner not opening a store within an agreed time frame.
Location and renovation.   MINISO Retail Partners are not able to open stores at a non-designated location. We recommend providers for store renovation and decoration for the MINISO Retail Partners, with the associated costs being borne by them.
Product offering and pricing.   MINISO Retail Partners shall only offer products supplied by us. They are able to set the retail price of the products to be sold in store within five percent of the price recommended by us for the same products with our written consent.
Licensing rights.   MINISO Retail Partners are not able to have sub-contractors or sub-distributors or otherwise assign the rights under the licensing agreements to a third party without our prior written consent. A fixed annual license fee of between RMB0 and RMB100,000 is to be paid by MINISO Retail Partners.
Inventory.   The goods we dispatch to MINISO Retail Partners’ premise for sale are under our inventory ownership until the goods are sold to consumers. In general, we do not have any obligation or practice to accept any return of unsold products, except in rare cases such as a latent defect that is spotted before putting on the shelf or wears and tears of unsold products resulting from transportation.
We usually choose MINISO Retail Partners with financial strength and strong local ties who can secure optimal locations for new stores, with our other main criteria for selecting MINISO Retail Partners being their management ability and industry experience. We have demonstrated a proven track record to rapidly build up our store network in tier-one and tier-two cities in China and successfully penetrate into lower-tier cities with our newly opened MINISO stores mainly located in lower-tier cities in China. Following the trajectory of our MINISO store network, we have typically positioned our new TOP TOY stores in core commercial areas in first- and second-tier cities since China at the inception of the TOP TOY brand. We verify the potential MINISO Retail Partners’ financial strength by examining the content and status of their lease agreements for the store locations and monitoring whether they pay all upfront deposits on time.
As of the Latest Practicable Date, to our knowledge, all of our MINISO Retail Partners in China were Independent Third Parties. We are the seller of products in our relationship with MINISO Retail Partners. We believe that our sales to MINISO Retail Partners during the Track Record Period reflected genuine market demand and there was effective management and control over the inventory levels. We recognize revenue from product sales to MINISO Retail Partners when they sell the products to end customers in their own MINISO or TOP TOY stores. For more details regarding our revenue recognition policies, please refer to note 2(u)(i) to the Accountants’ Report in Appendix I to this document.
The MINISO Retail Partner model represents a mutually beneficial relationship between us and the MINISO Retail Partners, where we achieve rapid store network expansion with consistent brand image and consumer experience in an asset-light manner, and our MINISO Retail Partners attain attractive investment opportunities. Based on a survey conducted by Frost & Sullivan, our MINISO Retail Partners in China generally recover their store investment in a period of 12 to 15 months after store opening. Our MINISO Retail Partners are also motivated to maintain a loyal relationship with us. As of December 31, 2021, 475 of our 860 MINISO Retail Partners had invested in MINISO stores for over three years.

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We plan to focus on establishing and reinforcing the recognition of the TOP TOY brand and expanding our TOP TOY store network in first- and second-tier cities in China in the near future while also expanding into lower-tier cities. For expansion of our MINISO store network in China, our efforts will be focused on penetration into lower-tier cities as we have established a strong presence in more developed cities.
The following tables show the number of our MINISO Retail Partners in China during the Track Record Period. We only had one distributor for the MINISO brand in Tibet in China throughout the Track Record Period.
	Fiscal year ended June 30,			Six months ended December 31,
	2019	2020	2021	2020	2021
Number of MINISO Retail Partners at beginning of period(1)	714	721	742	742	821
Number of new MINISO Retail Partners during period(2)	71	72	177	107	97
Number of terminated MINISO Retail Partners during period(3)	64	51	98	70	47
Net increase in number of MINISO Retail Partners during period(2)	7	21	79	37	50
Number of MINISO Retail Partnersat end of period(1)	721	742	821	779	871

Notes:
(1)
Number of MINISO Retail Partners at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us at that date.

(2)
We added 71, 72 and 177 new MINISO Retail Partners in the fiscal years ended June 30, 2019, 2020 and 2021, respectively. The increase in the number of new MINISO Retail Partners in the fiscal year ended June 30, 2021 was mainly due to a shift in focus of our store expansion strategy in China from first- and second-tier cities to lower-tier cities starting from 2021. Compared to first- and second-tier cities, there are many more lower-tier cities in China, which demands us to cooperate with many more long-tail MINISO Retail Partners with local resources for store expansion purposes.

(3)
The number of terminated MINISO Retail Partners increased to 98 in the fiscal year ended June 30, 2021 from 51 in the previous fiscal year, primarily due to the impact of the COVID-19 pandemic that significantly affected the performance of a number of MINISO stores in that period, and, to a lesser extent, our shift in focus of our store expansion strategy to lower-tier cities, as a result of which the number of terminated MINISO Retail Partners increased as we cooperated with more and more long-tail MINISO Retail Partners.

Our TOP TOY stores are operated under the MINISO Partner Model as well. Among the MINISO Retail Partners shown in the table above, we had 6 and 11 MINISO Retail Partners operating TOP TOY stores as of June 30, 2021 and December 31, 2021, respectively.
Store Operation Overseas
We have adopted flexible store operation models, including direct operation, MINISO Retail Partner model and the distributor model as we expand our global footprints, depending on the growth potential, local regulation and other factors in the markets.
As of December 31, 2021, in international markets, there were over 130 stores directly operated by us and over 1,700 MINISO Retail Partner stores and stores under the distributor model. As of the Latest Practicable Date, to our knowledge, except for one distributor that is controlled by Mr. Ye, our chairman and chief executive officer, and another distributor which has a minority shareholding in one of our subsidiaries, all of our overseas Retail Partners and distributors were Independent Third Parties. For each fiscal year of the Track Record Period and for the six months ended December 31, 2021, the respective transaction amount with these two distributors accounted for insignificant percentages of our total revenue. The following table shows the aggregate numbers of MINISO stores in overseas markets during the Track Record Period.

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	Fiscal year ended June 30,			Six months ended December 31,
	2019	2020	2021	2020	2021
Number of MINISO stores in overseas markets
Directly operated stores
Number of stores at the beginning of period	50	74	122	122	127
Number of new stores opened during period	29	52	27	1	20
Number of closed stores during period	5	4	22	18	11
Net increase (decrease) in number of stores during period	24	48	5	(17)	9
Number of stores at the end of period	74	122	127	105	136
Stores operated under MINISO Retail Partner model
Number of stores at the beginning of period	124	165	193	193	195
Number of new stores opened during period	45	28	16	14	10
Number of closed stores during period	4	—	14	13	2
Net increase in number of stores during period	41	28	2	1	8
Number of stores at the end of period	165	193	195	194	203
Stores operated under distributor model
Number of stores at the beginning of period	688	1,175	1,374	1,374	1,488
Number of new stores opened during period	561	357	254	139	127
Number of closed stores during period	74	158	140	66	77
Net increase in number of stores during period	487	199	114	73	50
Number of stores at the end of period	1,175	1,374	1,488	1,447	1,538
In the majority of international markets, we expand our store network by collaborating with local distributors with abundant local resources and retail experiences. When selecting local distributors, we prioritize those with financial strength and sufficient resources to open MINISO stores at optimal locations, while also considering the distributor’s management ability and industry experience. Such distributor model is an industry norm and allows us to effectively expand in international markets leveraging the financial resources and market experience of the local distributors.
We are the seller of products in our relationship with distributors. We believe that our sales to distributors during the Track Record Period reflected genuine market demand and there was effective management and control over the inventory levels held by our distributors, with reference to our inventory control measures including but not limited to: (i) collecting inventory and sales data from each overseas markets and make quarterly analysis; and (ii) conducting site visits to and inventory examinations of overseas stores. We generally require our distributors to make advance payments in full for our products. We recognize revenue from product sales to distributors when the products are shipped from or delivered to the locations specified in our sales agreements with the distributors, at which point the distributors take ownership of the products and assume the risk of loss. For more details regarding our revenue recognition policies, please refer to note 2(u)(i) to the Accountants’ Report in Appendix I to this document.
Under the distributor model, we typically enter into a license agreement and a sales agreement with each of our local distributors. Below is a summary of the key contractual terms with our distributors:
Product offering and pricing.   We grant our local distributors an exclusive right to establish MINISO stores in certain licensed territories. Our local distributors also have pricing right over the inventory sold in store, although we normally have contractual terms that allow us to recommend product pricing. Without our written consent, our local distributors are not allowed to sell in the licensed MINISO stores any products that are not our MINISO branded products. Our local distributors can only sell our products through licensed MINISO stores within licensed territories, any breach of such license will entitle us to terminate the sale agreement with such local distributor and claim damages.

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Intellectual property rights.   In order to maintain a consistent brand image and a minimum level of monitoring of the operations of MINISO stores operated by our local distributors, we license our local distributors to use our intellectual property rights such as brand name and trademarks in the licensed territories in a manner pursuant to the license agreements such as no further sublicense of our intellectual properties and using such intellectual properties without prejudicing our rights to such intellectual properties. Any breach of such intellectual property license provisions may be deemed to be a material breach.
License fee.   We typically charge a fixed amount of license fee between RMB0 and RMB6,000,000 for such license.
Obligations of distributors.   We require our local distributors to deposit with us a compliance deposit to ensure that our local distributors perform their obligations under the license agreements. The license agreements also set forth certain targets for number of new stores. Failing to meet such targets by our local distributors may be construed as a material breach under the license agreements.
Operational standards and store management.   The license agreements set out a set of operational standards for our local distributors to follow and we have the right to supervise the operation of MINISO stores by our local distributors. Though we do not have the same level of operational involvement with the local distributors as we do with MINISO Retail Partners, we provide assistance to them in many ways to ensure consistent store quality, management style and image, which include provision of staff training and other guidance in terms of store operation.
Term.   Our license agreements and sales agreements usually have a term of two to ten years. In the event of material breaches by our local distributors, we will be entitled to (i) confiscate the compliance deposit and seek additional damages if the compliance deposit cannot fully cover the losses we incurred, and (ii) unilaterally terminate the license agreements.
Sub-licensing.   Our distributors typically do not have the right to sub-contract or sub-license their rights under the license agreement without our express written consent. Once we consent, our distributors are generally entitled to choose their sub-contractors or sub-distributors and negotiate the transaction terms directly with them. We typically do not have any contractual relationship with any sub-contractors or sub-distributors and do not control or deal with them directly, as our distributors enter into contractual relationship with and manage their sub-contractors or sub-distributors directly.
Inventory.   Generally inventory ownership is transferred to distributors when inventory is on board. In general, we do not have any obligation or practice to accept any return of unsold products, except in rare cases such as a latent defect subject to a product recall.
The distributor model differs from the MINISO Retail Partner model in a few key facets. Operationally, although we have the right to supervise the operation of distributor stores to ensure that they adhere to certain operational standards, we do not provide store management and consultation services to distributors and have less operational involvement with them. In terms of product sales, generally inventory ownership is transferred to distributors when inventory is on board, while we retain inventory ownership until in-store sale to consumers under the MINISO Retail Partner model. In our agreements with MINISO Retail Partners, there is no equivalent to the performance targets in our license agreements with distributors, which usually specify the number of MINISO stores the distributors must open and successfully operate in their licensed territory within an agreed time frame.
In strategic markets with large population and huge market potential such as North America and India, we typically enter the markets by opening and operating stores on our own, which are meant to serve as pioneer stores in the region. In this way, we can more efficiently and directly gain local consumer insights and operational know-how. When local business partners become interested after seeing the performance of our pioneer stores, we invite some of them to join under our MINISO Retail Partner model or distributor model to more rapidly expand our store network in these markets.
Online channels.   We supplement our offline store network by accepting online orders via our Weixin mini-programs, online distributors and our online stores on major third-party e-commerce and O2O platforms.

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Consumers may order products to be delivered from either local MINISO and TOP TOY stores or from our warehouses using either type of these online sales channels.
The following table shows the number of our distributors in overseas markets during the Track Record Period.
	Fiscal year ended June 30,			Six months ended December 31,
	2019	2020	2021	2020	2021
Number of distributors at beginning of period(1)	47	116	145	145	170
Number of new distributors during period(2)	72	37	34	18	20
Number of terminated distributors during period(2)	3	8	9	4	11
Net increase in number of distributors during period(3)	69	29	25	14	9
Number of distributors at end of period(1)	116	145	170	159	179

Notes:
(1)
Number of distributors at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us at that date.

(2)
Change of contracting entities by the same distributer is not taken into account in the calculation of numbers of new or terminated distributors.

(3)
We added 69, 29 and 25 distributors in the fiscal years ended June 30, 2019, 2020 and 2021, respectively, primarily due to (i) our expansion into a substantial number of countries and regions in the fiscal year ended June 30, 2019 that led to a high number of new distributors during that period, and (ii) the negative impact of the COVID-19 on the international markets in the fiscal years ended June 30, 2020 and 2021.

As of June 30, 2019, 2020 and 2021 and December 31, 2020 and 2021, we had 22, 29, 28, 27 and 31 MINISO Retail Partners in overseas markets, respectively.
SALES AND MARKETING
Sales Channels
We sell the majority of our products through our extensive offline store network, but we have also started to develop online sales channels, which have become increasingly important. Our sales channels mainly comprise the following:
MINISO stores.   As of December 31, 2021, there were over 5,000 MINISO stores across the globe, with over 3,100 MINISO stores in China and about 1,900 MINISO stores overseas.
TOP TOY stores and shops.   As of December 31, 2021, there were 89 TOP TOY stores, all of which were located in China. In addition to the TOP TOY stores, we also had a small number of roboshops to sell our TOP TOY products as of December 31, 2021.
Marketing and Consumer Engagement
We believe our wide assortment of trendy, innovative and affordable products are what draw consumers to visit MINISO and TOP TOY stores, and the shopping experience at MINISO and TOP TOY stores also helps turn store visitors into repeat visitors or purchasers. To promote our brand image, we have launched various marketing initiatives, including the appointment of celebrity brand ambassadors and featuring them in promotional material, marketing through video and short-video platforms, and KOL promotion on livestreams, with online and social media-based marketing and promotion efforts being our focus going forward. Specifically, our membership program and store-based consumer community are two marketing and consumer engagement measures that have proved particularly effective in China.
Membership program.   We launched our MINISO membership program in China in August 2018. As of December 31, 2021, we had rapidly accumulated over 34 million MINISO members with at least one purchase

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over the past 12 months. Our MINISO membership is structured in two tiers — premium membership and free membership, with the former requiring a membership fee but also enjoying more membership benefits than the latter. For example, premium members are entitled to special prices for select products and additional discounts on top of promotions both in store and on our Weixin mini-programs. The successful implementation of the membership program has driven customer spending. Our membership program also provides valuable consumer data that allow us to personalize our digital marketing efforts and has been key to our omni-channel customer engagement strategy.
Store-based consumer community.   MINISO and TOP TOY stores in China generally display a QR code that allows consumers visiting the stores to join the stores’ Weixin groups, which are managed by our specialists. These specialists keep consumers constantly engaged by sharing mainly product-related information and promotion, sometimes in livestreaming format, in these Weixin groups. Consumers who are group participants may be enticed to shop for our products.
In the quarter ended December 31, 2021, through our consumer engagement efforts, the number of average monthly active users of MINISO’s Weixin mini-program reached more than 7 million.
OUR SUPPLY CHAIN
Our supply chain capabilities allow us to offer an evolving assortment of quality products at exceptional value.
Our Suppliers
As of December 31, 2021, we sourced from over 1,000 suppliers, who are mostly qualified manufacturers in China, with some having extensive experience in supplying to other global brands. Procurement costs of our five largest suppliers for the fiscal years ended June 30, 2019, 2020, and 2021 and the six months ended December 31, 2021 accounted for 10.3%, 9.4%, 9.7%, and 8.4%, respectively, of our total purchases during the same periods. Procurement costs of our largest supplier for the fiscal years ended June 30, 2019, 2020, and 2021 and the six months ended December 31, 2021 accounted for 2.7%, 2.7%, 2.1%, and 1.9%, respectively, of our total purchases during the same periods.
We believe we have sufficient alternative suppliers for our business that can provide us with substitutes of comparable quality and prices. During the Track Record Period, we did not experience any disruption to our business as a result of any significant shortage or delay in supply.
As of the Latest Practicable Date, other than Shanghai Kerong Networks Limited, in which our Director, Mr. Ye, had a 20% equity interest, none of our Directors, their associates or any of our shareholders (who owned or to the knowledge of our Directors had owned more than five percent of our issued share capital) had any interest in any of our five largest suppliers.
We carefully nurture our relationship with suppliers and empower them to grow with us and adapt to our changing business needs. We select our suppliers mainly based on their production quality, capacity and reputation and position within their respective industry.
We involve our suppliers throughout our supply chain process, from product design to product shipment. In the product design stage, our product managers will solicit our suppliers’ input and feedback on preliminary product designs. After a product is launched to market, our suppliers, being digitally integrated into our supply chain management system, will manufacture products based on orders automatically generated by the system based on real-time inventory level and sales data and confirmed by us. When the products are produced, our suppliers in China will generally also manage product shipment from their sites to our warehouses, subject to our instructions as to delivery location and timeliness. This thorough supplier involvement throughout the supply chain process via digital integration, coupled with the close working relationships with highly qualified suppliers fostered by our large procurement volumes and punctual payments to them, are the key reasons why we can operate an efficient supply chain, maintain a vast portfolio of core SKUs, frequently launch a sizeable number of new SKUs, and maintain competitive cost advantages; we do not rely on agreements with suppliers to achieve these goals.

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We operate a centralized procurement system when sourcing from our suppliers. We have been strengthening our cooperation with existing qualified suppliers and attracting new capable suppliers. We further optimize our supply chain by regularly providing improvement advice to our suppliers on various production-related areas, including product quality, production efficiency, and cost control, so that supply chain optimization becomes an ongoing process. We have also sent experts to important suppliers to help them optimize production efficiency and cost control on site, among other production related areas.
Our framework agreements with our suppliers are legally binding and typically last for two years and have terms that ensure our suppliers will adhere to our delivery instructions and quality control standards, such as those stipulating our suppliers’ obligations to pay liquidated damages for their failure to deliver goods on time and to compensate us for losses arising from defects in product quality. Our Directors have confirmed that during the Track Record Period and up to the Latest Practicable Date, none of our suppliers had materially breached our agreement terms, and we did not have any material dispute with our suppliers.
Our Supply Chain Management System
We utilize our supply chain management system to maintain close collaboration with our suppliers and deeply integrate them into our product development and inventory management process. Our supply chain management system allows us to plan, manage, monitor and coordinate on every step of the supply chain process, improve inventory management, and shorten order and reorder lead time. For example, the merchandising and procurement module of this system automatically generates orders and reorders of appropriate size to suppliers based on real-time inventory level and store-level sales forecast, streamlining the order and reorder processes. In addition, the automated replenishment module of this system regulates the store-level inventory replenishment process, and calculates just-in-time adjustment among stores for slow-moving SKUs to optimize our network-wide merchandise mix while mitigating inventory risk.
With the help of our supply chain management system, our inventory management is highly efficient, and we had average inventory turnover of 63 days, 78 days, 79 days, and 68 days in the fiscal years ended June 30, 2019, 2020, and 2021 and the six months ended December 31, 2021, respectively.
Quality Control
We have stringent quality assurance and control procedures in place to ensure supplier compliance with our product safety and quality standards. Suppliers have to undergo on-boarding procedures with a rigorous quality screening process before we begin working with them. In addition, our framework agreements with suppliers have clauses that ensure a baseline quality of the products produced by the suppliers, including those related to technical specification, quality specification, inspection standards, and defective product handling. Upon receipt of product shipments from suppliers, we perform quality inspection on random samples to detect any quality issue. We also pay regular visits to our suppliers to ensure that their facilities, equipment and finished products are up to our standards. We also have online quality control systems that visualize our standard quality inspection procedures and allows us to coordinate with our suppliers, MINISO Retail Partners and distributors on detecting and correcting any quality issues.
Warehouses and Logistics
As of December 31, 2021, our products were distributed through our 20 leased warehouses, 12 of which were located in China. We distribute products out of each warehouse mostly to nearby markets, while also using some of our warehouses in China to distribute to international markets.
In China, suppliers are generally responsible for delivering products to our warehouses either by themselves or through third-party logistics service providers. Generally, in international markets, a majority of products are from our operation in China, which are delivered to the local warehouses by third-party logistics service providers engaged by us, while a minority of products are from local suppliers, which are delivered by these local suppliers or third-party logistics service providers engaged by them to local warehouses.

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Products are distributed from our warehouses to MINISO stores (other than those operated by local distributors) at a frequency depending on demand, and shipments are allocated dynamically based on real-time consumer demand and inventory data.
OUR CUSTOMERS
Our major customers are our MINISO Retail Partners and distributors. The major countries where we sell our products include China, Mexico, the United States, Canada, Indonesia, and India. Revenues from our five largest customers for the fiscal years ended June 30, 2019, 2020, and 2021 and the six months ended December 31, 2021 accounted for 26.6%, 25.1%, 19.8%, and 21.3%, respectively, of our total revenues during the same periods. In the fiscal years ended June 30, 2019, 2020 and 2021 and the six months ended December 31, 2021, our largest customer, a lifestyle products retailer with whom we have had a relationship since 2013, purchased lifestyle products and pop toys from us in the amount of RMB978.9 million, RMB878.6 million, RMB941.5 million and RMB438.4 million, accounting for 10.4%, 9.8%, 10.4% and 8.1% of our total revenue, respectively. In the same periods, our second largest customer, another lifestyle products retailer with whom we have had a relationship since 2016, purchased lifestyle products from us in the amount of RMB751.7 million, RMB749.8 million, RMB308.6 million and RMB350.7 million, accounting for 8.0%, 8.4%, 3.4% and 6.5% of our total revenue, respectively.
As of the Latest Practicable Date, none of our Directors, their associates or any of our shareholders (who owned or to the knowledge of our Directors had owned more than five percent of our issued share capital) had any interest in any of our five largest customers.
OUR TECHNOLOGY
We have developed an advanced and comprehensive technology system, which lays the foundation for our highly efficient business development and connects every chain of our business operations including, mainly, supply chain management, store operations, customer engagement, and targeted marketing. Empowered by our highly scalable and effective technology platform, we are able to achieve consistent and centralized store management and rapidly expand our global footprint with consistent quality and localized features.
The chart below illustrates our technology system:

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Notes:
(1)
Intelligent inventory replenishment module;

(2)
Zhiku (智庫) management system;

(3)
Together known as our digitalized supply chain tools for international operation;

(4)
Zhizhu Network (知珠網)

Technology workforce.   As of December 31, 2021, 301 of our employees were engaged in research and development activities, representing 7.2% of our total employee number. Among these employees, approximately 13.3% have master’s degrees or above.
SAP ERP system.   At the core of our technology capabilities is our SAP ERP system, which has different modules or sub-systems that connect and manage different aspects of our business operation, including warehouse management, merchandising, sales, consumer and transaction data, human resource and finance. Our other technology systems are integrated with the SAP ERP system, thereby allowing data sharing and better coordination across systems.
Digitalized supply chain management.   Our digitalized supply chain management is supported by our supply chain management system, product lifecycle management system, proprietary intelligent inventory replenishment module, digitalized supply chain tools for international operation, proprietary Zhizhu Network (知珠網) and Zhiku Management System (智庫), and online quality control systems.
•
Supply chain management system.   Our supply chain management system connects us with our suppliers, and it can give suppliers access to certain sales data on our end for better production coordination. By integrating suppliers into our supply chain management process, our supply chain management system also allows us to plan, manage and monitor every step of the supply chain process, leading to improved inventory management and shorten order and reorder lead time.

•
Product lifecycle management system.   To facilitate input of design ideas and concepts from store managers and assistants across our store network, we have developed a proprietary module on the product lifecycle system on which frontline workers provide a rich and constant supply of the latest ideas and consumer information that serve as the basis for the next successful product design. In addition, the core processes of product development are digitalized and modularized in the product lifecycle management system through close and efficient collaboration of our designers, product managers, and other participants. The product lifecycle system thus evolves the traditional manufacturing process into a consumer-driven process by connecting the strong manufacturing ability of our large supplier network with our unique customer insights and massive data.

•
Inventory replenishment module.   Trained by massive data collected from our SAP ERP system and normalized through a comprehensive process, the algorithms underlying the inventory replenishment module output a demand forecast for a particular inventory unit to ensure healthy levels of stock. Further, this module also customizes the stock mix of each store to offer a unique mix of choices to consumers based on individual store demand. As a result, the inventory replenishment module has helped us significantly enhance the inventory management efficiency of MINISO and TOP TOY stores.

•
Digitalized supply chain tools for international operation.   To connect our vast network of international MINISO stores with our supplier base in China, we have pioneered smart supply chain tools specifically for our international operation, including the MINISO Electronic Ordering System (“EOS”) and the MINISO Ordering System (“MOS”). The EOS serves the “warehouse to warehouse” part of the international supply chain, connecting the warehouses of our international stores with Chinese suppliers through our central management. The MOS digitalizes the “warehouse to store” path, helping stores in various parts of the world manage their inventories. Traditionally, international store operators usually rely on subjective estimates of future sales when placing advance orders and managing inventories and spend substantial amounts of time on offline ordering meetings, often resulting in inefficiencies and wastes. The EOS and MOS systems were designed specifically to solve

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these pain points with their intelligent sales forecast and ordering recommendations based on comprehensive analysis of relevant data and online communication channels.
•
Zhizhu Network (知珠網) and Zhiku Management System.   Our proprietary Zhizhu Network (which focuses on the international markets) and Zhiku Management System (which focuses on China) enable us to monitor and discover popular hits on major social media platforms and automate rapid identification of new and emerging trends, which maximize our ability to react quickly to rapidly changing consumer tastes and preferences. With natural language processing capabilities embedded, Zhizhu Network and Zhiku Management System can conduct detailed analyses of positive and negative online comments on the large number of products it researches, guiding our product managers and designers in developing and optimizing products to address evolving consumer needs.

•
Online quality control systems.   Leveraging the SAP ERP system, we have developed digitalized quality control systems: a supplier quality control system and a “big-data quality risk control system.” The supplier quality control system is built into a module within our supply chain management system, and it supports each step of our quality control throughout the product lifecycle, from supplier qualification assessment and research and development quality management to product testing and consumer feedback. The “big-data quality risk control system” collects and analyzes information on potential quality issues from external channels, such as government inspections, consumer complaints and social media, and presents useful data that help us identify and take appropriate actions to address quality problems.

Digitalized operational capabilities.   Leveraging our big data analytics and artificial intelligence (AI) technologies, we have developed strong digitalized operational capabilities to enhance and streamline store operation, which are exemplified by our self-developed mobile intelligent store management tools and AI store monitoring system.
•
Mobile intelligent store management tools.   Our self-developed mobile intelligent store management tools consist of a merchandise display management system and an AI assistant to store managers. The merchandise display management system is designed to visualize, synchronize and optimize shelf display management at MINISO and TOP TOY stores. By digitalizing the management of merchandise placement in each store, it allows us to centrally and digitally manage and adjust merchandise display in each store, monitor the in-store stock of specific products, and optimize product replenishment. The AI assistant to store managers provide store managers with real-time inventory level, product sales trends, pricing information, and other important store operating metrics and their analytics, empowering the store managers to enhance merchandise management and streamline store operation. It also assists store managers in monitoring stores to ensure precise product curation and standardized staff operations, helping them guide staff performance and deal with store emergencies in a timely manner.

•
AI store monitoring.   We have adopted AI image recognition technologies for store management, which facilitate real-time automatic store-level management including store layout check, and order or payment fraud detection, among other things.

Digitalized consumer engagement and marketing tools.   We have invested significantly in digitalizing and enhancing direct consumer engagement by employing intelligent consumer profiling technologies and targeted marketing efforts informed by data analytics.
•
Intelligent consumer profiling.   We have developed intelligent consumer-profiling technologies to take advantage of the insights derived from our engagement with consumers to create customized consumer profiles to inform our marketing efforts.

•
Targeted marketing.   We engage in highly accurate and specialized marketing efforts through various digital channels. Leveraging our big data and AI capabilities, we are able to deliver unique and continuously optimized content, including personalized coupons and product recommendations, to each targeted individual through personalized channels.

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INTELLECTUAL PROPERTY
We regard our trademarks, domain names, know-how, trade secrets and similar intellectual property as critical to our success, and we rely on trademark and copyright law and confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2021, we had entered into collaboration with 75 IP licensors around the world. We had 584 trademarks, 243 patents, 267 copyrights relating to various aspects of our operations, and 6 registered domain names (including www.miniso.com) in China as of December 31, 2021. In addition, we owned trademarks in over 109 countries and regions as of December 31, 2021.
COMPETITION
The global branded variety retail market and pop toy market in China are intensely competitive and fragmented. While we do not believe there are many variety retailers competing with us at the global level, we face fierce competition from variety retailers in local markets. In addition, we also face competition from traditional retailers, including specialty retail stores, supermarkets and department stores, and online retailers, that sell lifestyle and pop toy products.
We believe that we are positioned favorably against our competitors on the basis of (i) our massive, fast-growing store network, (ii) our frequently-refreshed product assortment with universal appeal, (iii) our highly efficient and digitalized supply chain, (iv) our in-depth know-how and digitalization, which drive our operational excellence, (v) our omni-channel operation and consumer engagement, (vi) our global scalability and capability penetrating into various tiers of cities, and (vii) our visionary founder and entrepreneurial management team. These competitive advantages all contribute to the core value propositions of our products, which remain the key attraction to consumers around the globe. See “Risk Factors — Risks Relating to Our Business and Industry — We face intense competition. We may not be able to maintain or may lose market share and consumers if we fail to compete effectively.”
EMPLOYEES
We had a total of 4,205 full-time employees as of December 31, 2021. As of December 31, 2021, 2,413 of our full-time employees are located in China and 1,792 full-time employees are located in certain overseas countries. The following table sets forth the numbers of our full-time employees in China categorized by function as of December 31, 2021.
Function	Number of Employees
Product Development and Supply Chain Management	705
General and Administrative	570
Operations	515
Sales and Marketing	247
Technology	301
Business Development	54
Logistics	21
Total	2,413
Our success depends on our ability to attract, motivate, train and retain qualified personnel. We adopt high standards in recruitment with strict procedures to ensure the quality of new hires. We use various methods for our recruitment, including campus recruitment, online recruitment, internal recommendation and recruitment through headhunter firms or agents, to satisfy our demand for different types of talents. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and creativity. We provide training programs for our employees in order to enhance their professional and technical skills and understanding of our industry. We design and offer different training programs for employees at different positions and departments based on their differing needs. As a result, we

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have generally been able to attract and retain qualified personnel. We believe that we maintain a good working relationship with our employees, and we have not experienced any work stoppages due to labor disputes in the past. None of our employees are represented by labor unions.
Under applicable laws, we participate in various government statutory employee benefit plans, including social insurance funds, namely, medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, and pension benefits, as well as a housing provident fund. We are required under applicable laws to contribute to employee benefit plans at specified percentages of the salaries, bonuses, and certain allowances of our employees up to a maximum amount specified by the local government from time to time. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and plan to continue to grant, share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development.
We enter into standard labor contracts with our employees. We also enter into standard confidentiality agreements with all of our employees and non-compete agreements with our key employees. The non-compete restricted period typically expires two years after the termination of employment period.
HEALTH, WORK SAFETY, SOCIAL AND ENVIRONMENTAL MATTERS
We do not operate any significant production facilities. To ensure compliance with applicable laws and regulations, from time to time, our human resources department would, if necessary, adjust our human resources policies to accommodate material changes to relevant labor and work safety laws and regulations.
During the Track Record Period and up to the Latest Practicable Date, we were not subject to any fines or other penalties due to non-compliance in relation to health, work safety, social or environmental regulations, and did not have any accident, or claim for personal or property damage made by our employees which had materially and adversely affected our financial condition or business operations.
Since we were founded, we have been highly committed to supporting and participating in social responsibility projects that align with our values, and have initiated multiple charity projects and taken concrete actions to help support children, women, and those who suffer from serious illness and disasters. In recent years, we have ramped up efforts in channeling our resources to address the challenges of people in need, seeking new ways to positively impact the communities around us and working with our partners in various sectors to create a new philanthropy system all over the world. In early 2021, together with the China Charities Aid Foundation for Children, a leading Chinese non-governmental organization established to support marginalized and vulnerable children in China with respect to their education, health, and growth, we launched a charity initiative that offers health and well-being education to “left-behind” girls to raise their awareness about personal hygiene and sanitation. Under this joint initiative, we also aim to direct public and corporate attention to the health conditions of young girls living in rural areas, thereby improving their access to better sanitary condition. We have also devoted significant resources in fighting against the COVID-19 pandemic.
In addition, we developed and sold a MINISO-branded, penguin-shaped Penpen plush toy to draw public attention to global warming and climate change, as studies showed that global warming was heavily impacting penguins’ feeding grounds and their living environment. To contribute to a reforestation program in South America’s Andes Mountains, between November 2021 and February 2022, we donated US$1.33 for every Penpen plush toy we sold at selected MINISO stores, with the donation totaling US$153,300, to Acción Andina, a multi-country initiative to restore forests in Andes Mountains. Our donation will be used to plant 115,000 trees in the Andes Mountains. After a severe flood caused by heavy rainfall devastated Henan province in China in July 2021, we also donated emergency supplies with a total worth of RMB5 million to aid the disaster relief operations.
We are committed to social responsibilities, and consider environmental, social and governance (“ESG”) essential to our continuous business development and success. We believe that we have adequate policies and procedures in place to ensure compliance with ESG-related laws and regulations, including management

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systems and procedures relating to worker health and safety requirements, quality control, and emergency planning and response.
Our Board will adopt an ESG policy to take effect upon the Listing, which sets out our key ESG-related objectives and responsibilities. Pursuant to this ESG policy, our Board is required to review and supervise our day-to-day management of ESG matters and take full responsibilities for the decision-making and reporting with regard to ESG-related work. In addition, under this ESG policy, our Board is required to evaluate our ESG risks to ensure that we have an appropriate and adequate ESG risk management and monitoring system in place, and our management team is tasked with confirming to our Board about the effectiveness of such system. Our Board is also required under the ESG policy to regularly examine and evaluate the implementation of our ESG policies and any possible deficiencies and make comprehensive public disclosures on ESG matters on an annual basis. Our Board will also review the ESG policy to ensure its effectiveness and discuss and approve any revision that may be required from time to time.
RISK MANAGEMENT AND INTERNAL CONTROL
We have devoted ourselves to establishing and maintaining risk management and internal control systems consisting of policies and procedures that we consider to be appropriate for our business operations, and we are dedicated to continuously improving these systems.
We have adopted and implemented comprehensive risk management policies in various aspects of our business operations, such as financial reporting, internal control, regulatory compliance, and human resources.
Financial Reporting Risk Management
We have in place a set of accounting policies in connection with our financial reporting risk management, such as financial reporting management policies, budget management policies, treasury management policies, financial statements preparation policies and finance department and staff management policies. We have various procedures and information technology systems in place to implement our accounting policies, and our finance department reviews our management accounts based on such procedures. We also provide regular training to our finance department employees to ensure that they understand our financial management and accounting policies and implement them in our daily operations.
Internal Control Risk Management
We have designed and adopted strict internal procedures to ensure the compliance of our business operations with the relevant rules and regulations. Our legal, finance and other departments work closely together to: (a) perform risk assessments and give advice on risk management strategies; (b) improve business process efficiency and monitor internal control effectiveness; and (c) promote risk awareness throughout our company.
In accordance with our internal procedures, our in-house legal and finance departments review due diligence materials and contracts of suppliers and customers, and works with relevant business units to obtain and maintain requisite governmental approvals or consents, including preparing and submitting all necessary documents for filing with relevant government authorities within the prescribed regulatory timelines.
We continually review the implementation of our risk management policies and measures to ensure our policies and implementation are effective and sufficient.
Audit Committee Experience and Qualification and Board Oversight
We have established an audit committee to monitor the implementation of our risk management policies across our company on an ongoing basis to ensure that our internal control system is effective in identifying, managing and mitigating risks involved in our business operations.
The audit committee consists of three members, namely Ms. Lili Xu, Mr. Yonghua Zhu and Mr. Yongping Wang, all of whom are independent non-executive directors. Ms. Lili Xu is the chairperson of the audit

BUSINESS

committee. For the professional qualifications and experiences of the members of our audit committee, see “Directors and Senior Management.”
We also maintain an internal audit department which is responsible for reviewing the effectiveness of internal controls and reporting to the audit committee and senior management on any issues identified. Our internal audit department members hold regular meetings with management to discuss any internal control issues we face and the corresponding measures to implement toward resolving such issues. The internal audit department reports to the audit committee to ensure that any major issues identified are channeled to the committee on a timely basis. The audit committee then discusses the issues and reports to the board of directors, if necessary.
Ongoing Measures to Monitor the Implementation of Risk Management Policies
Our audit committee, internal audit department and senior management together monitor the implementation of our risk management policies on an ongoing basis to ensure our policies and implementation are effective and sufficient.
Complaint Handling
We provide contact information on the interfaces of our website, mini-programs and our products for our consumers to ask questions and solve potential problems. Our consumers can lodge any complaint they may have via email, telephone and other methods. Any complaint received will be handled by the relevant business department, including verification and response. We did not receive any material complaints from consumers or platform users and had no material product recalls during the Track Record Period and up to the Latest Practicable Date.
Regulatory Compliance and Legal Risk Management
Compliance risk refers to the risk of being subject to legal and regulatory sanctions, and the risk of major financial and reputational losses as a result of our failure to comply with relevant laws, regulations, rules and guidelines. Meanwhile, legal risk refers to the risk of legal liability arising from violations of laws and regulations, breaches of contracts, infringements on the legal rights of others or otherwise in connection with any contract or business activity in which we are involved.
In order to manage our compliance and legal risk exposures effectively, we have designed and adopted strict internal procedures to ensure the compliance of our business operations with the relevant rules and regulations. We maintain internal procedures to ensure that we have obtained all material requisite licenses, permits and approvals for our business operation, and our legal team conduct regular reviews to monitor the status and effectiveness of those licenses and approvals. Our in-house legal department works with relevant business departments to obtain requisite governmental approvals or consents, including preparing and submitting all necessary documents for filing with relevant government authorities within the prescribed regulatory timelines. As of December 31, 2021, our legal team consisted of 18 employees who had more than 4 years of experience on average practicing PRC law.
PROPERTIES AND FACILITIES
Our corporate headquarters is located in Guangzhou, China, where we lease office space with an area of approximately 30,600 square meters. We generally make rental payments on a monthly or quarterly basis. In addition, as of December 31, 2021, we had also leased office space of approximately 7,500 square meters in 13 other cities in China and approximately 3,500 square meters in 8 countries and regions overseas. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth. As of December 31, 2021, we had leased a number of warehouses inside China with a total size of approximately 18,700 square meters and 8 warehouses outside of China. Ownership certificates or other similar proof of certain leased properties have not been provided to us by the relevant lessors, and the lease agreements for some of our leased properties in China have not been registered with the relevant PRC government authorities. See “Risk Factors — Risks Related to Our Business

BUSINESS

and Industry — Our leased property interest may be defective and such defects may negatively affect our right to such leases.” As of December 31, 2021, we owned apartment units in Guangzhou with a total area of approximately 9,491 square meters for employee dormitory, and had purchased a parcel of land in Guangzhou of approximately 6,557 square meters for our headquarters building project.
Our servers are primarily hosted at internet data centers owned by major internet data center providers in China. We believe that our current facilities are adequate and that we will be able to obtain additional facilities, principally through leasing, to accommodate any future expansion plans.
COMPLIANCE AND LEGAL PROCEEDINGS
Legal Proceedings
From time to time, we may become involved in legal proceedings in the ordinary course of our business. During the Track Record Period and up to the Latest Practicable Date, we had not been involved in any actual or pending legal, arbitration or administrative proceedings (including any bankruptcy or receivership proceedings) that we believe would have a material adverse effect on our business, results of operations, financial condition or reputation and compliance. For potential impact of legal or administrative proceedings on us, see “Risk Factors — Risks Related to Our Business and Industry — We may, from time to time, be subject to legal proceedings during the course of our business operations. Our directors, management, shareholders and employees may also from time to time be subject to legal proceedings, which could adversely affect our reputation and results of operations.”
Compliance
During the Track Record Period and up to the Latest Practicable Date, we had not been and were not involved in any material noncompliance incidents that have led to fines, enforcement actions, or other penalties that we believe would, individually or in the aggregate, have a material adverse effect on our business, financial condition, and results of operations.
Licenses and Permits
As of the Latest Practicable Date, we had obtained all requisite licenses, permits, approvals, and certificates from the relevant government authorities that are material for our business operations.
We have not experienced any material difficulties in renewing material licenses, permits or certificates during the Track Record Period and up to the Latest Practicable Date and do not expect there to be any material difficulties in renewing them upon their expiry, if applicable, as long as we comply with the relevant legal requirements and all necessary steps to submit the relevant applications in accordance with the requirements and schedule prescribed by the applicable PRC laws and regulations.
During the Track Record Period and up to the Latest Practicable Date, we had not been penalized by any government authorities for non-compliance relating to material licenses, permits or certificates. For more information about the laws and regulations to which we are subject, see “Regulations.”

FINANCIAL INFORMATION

The following section sets forth supplemental financial information for the fiscal years ended June 30, 2019, 2020, and 2021 and the six months ended December 31, 2021, including certain new disclosures made in connection with the Listing.

IMPACT OF COVID-19 ON OUR OPERATIONS AND FINANCIAL PERFORMANCE
The outbreak of COVID-19 has severely impacted China and the rest of the world. Our business and operations have also been affected as a result. In an effort to contain the spread of COVID-19 and its variants, many countries, including China, have taken precautionary measures, such as imposing travel restrictions, quarantining individuals infected with or suspected of having COVID-19, encouraging employees of enterprises to work remotely, and cancelling public activities, among others. To protect the health and well-being of our employees and consumers and in support of efforts to control the spread of the outbreak, we closed or reduced working hours at our headquarters and offices and made remote working arrangements in early 2020. Our headquarters and offices had been reopened in an orderly manner, and the majority of MINISO stores in China were open and operating under normal business hours by June 30, 2020. During the period from July 2020 to December 2021, the emergence of new variants of COVID-19 in China adversely impacted our store operations, which caused temporary store closures and reduced operating hours on occasion, as a result of governmental restrictions in public places to reduce the spread of virus. As the COVID-19 situation continues to evolve globally and new variants have emerged, MINISO stores in overseas markets have also been impacted by temporary store closures, reduced opening hours and/or reduced consumer traffic from late March 2020 to December 2021. As of December 31, 2021, about 4% of MINISO stores in overseas markets were temporarily closed. For those stores that resumed operations, a majority of them were half-opened or had operating hours reduced due to regional resurgences of COVID-19. Such negative impact of COVID-19 also adversely affected our store network expansion.
The recent outbreak of the Delta and Omicron variants of COVID-19 in several provinces in China has caused disruptions to the operation of our logistics and transportation service providers, which has also negatively impacted our product shipment and delivery. As a result, delivery of products from warehouses to MINISO stores and delivery of products from China to overseas markets were delayed. We and our overseas distributors incurred increased costs on product delivery.
In terms of financial results, negative impact of COVID-19 on our business operations has resulted in a decrease in our revenue generated from overseas operations and slower sales growth in China. Our revenue generated from international markets decreased by 3.2% from RMB3,030.9 million in the fiscal year ended June 30, 2019 to RMB2,934.9 million in the fiscal year ended June 30, 2020, and further decreased by 39.3% to RMB1,780.5 million (US$279.4 million) in the fiscal year ended June 30, 2021. Our revenue generated from international markets increased by 64.9% from RMB813.2 million in the six months ended December 31, 2020 to RMB1,340.6 million (US$210.4 million) in the six months ended December 31, 2021. In China, although our sales growth in 2021 was also negatively affected by the outbreaks of the Delta variant and Omicron variant of COVID-19 in certain provinces, we managed to realize a growth in revenue from China of 20.6% from RMB6,044.1 million in the fiscal year ended June 30, 2020 to RMB7,291.2 million (US$1,144.2 million) in the fiscal year ended June 30, 2021. Our revenue generated from China also increased by 14.9% from RMB3,556.7 million in the six months ended December 31, 2020 to RMB4,086.3 million (US$641.2 million) in the six months ended December 31, 2021.
While the duration of the pandemic, disruption to our business and related financial impact cannot be reasonably estimated at this time, we currently expect that our consolidated results of operations for the rest of fiscal year ended June 30, 2022 will continue to be negatively affected with potential continuing impact of COVID-19. See “Risk Factors — Risks Related to Our Business and Industry — Our operations have been and may continue to be affected by COVID-19 pandemic.”
As of December 31, 2021, we had cash, cash equivalents, restricted cash and other investments of RMB5,367.1 million (US$842.2 million). In the fiscal year ended June 30, 2019, 2020 and 2021, we had net cash generated from operating activities of RMB1,038.5 million, RMB826.5 million and RMB916.3 million

FINANCIAL INFORMATION

(US$143.8 million), respectively. We believe our liquidity is sufficient to successfully navigate an extended period of uncertainty.
DESCRIPTION OF MAJOR COMPONENTS OF OUR RESULTS OF OPERATIONS
The following table sets forth a summary of our consolidated statements of profit or loss for the periods indicated in absolute amounts. This information should be read together with our consolidated financial statements and related notes included elsewhere in this document. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.
	For the fiscal year ended June 30,				For the six months ended December 31,
	2019	2020	2021		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
				(Unaudited)
	(in thousands)
Continuing operations:
Revenue	9,394,911	8,978,986	9,071,659	1,423,542	4,369,860	5,426,908	851,600
Cost of sales	(6,883,931)	(6,246,488)	(6,640,973)	(1,042,114)	(3,204,716)	(3,835,566)	(601,884)
Gross profit	2,510,980	2,732,498	2,430,686	381,428	1,165,144	1,591,342	249,716
Other income	10,468	37,208	52,140	8,182	43,804	18,586	2,917
Selling and distribution expenses(1)	(818,318)	(1,190,477)	(1,206,782)	(189,370)	(627,492)	(725,622)	(113,866)
General and administrative expenses(1)	(593,205)	(796,435)	(810,829)	(127,237)	(441,163)	(432,696)	(67,899)
Other net income/(loss)	24,423	45,997	(40,407)	(6,341)	(70,755)	45,964	7,213
Credit loss on trade and other receivables	(90,124)	(25,366)	(20,832)	(3,269)	(17,387)	(19,091)	(2,996)
Impairment loss on non-current assets	(27,542)	(36,844)	(2,941)	(462)	—	(9,536)	(1,496)
Operating profit	1,016,682	766,581	401,035	62,931	52,151	468,947	73,589
Finance income	7,311	25,608	40,433	6,345	23,044	26,437	4,149
Finance costs	(25,209)	(31,338)	(28,362)	(4,451)	(13,860)	(17,266)	(2,709)
Net finance (costs)/income	(17,898)	(5,730)	12,071	1,894	9,184	9,171	1,440
Fair value changes of paid-in capital subject to redemption and other preferential rights/ redeemable shares with other preferential rights	(709,780)	(680,033)	(1,625,287)	(255,043)	(1,625,287)	—	—
Share of loss of equity-accounted investee,net of tax	—	—	(4,011)	(629)	—	(8,162)	(1,281)
Profit/(loss) before taxation	289,004	80,818	(1,216,192)	(190,847)	(1,563,952)	469,956	73,748
Income tax expense	(279,583)	(210,949)	(213,255)	(33,464)	(91,615)	(131,338)	(20,610)

FINANCIAL INFORMATION

	For the fiscal year ended June 30,				For the six months ended December 31,
	2019	2020	2021		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
				(Unaudited)
	(in thousands)
Profit/(loss) for the year/period from continuing operations	9,421	(130,131)	(1,429,447)	(224,311)	(1,655,567)	338,618	53,138
Discontinued operations:
Loss for the year/period from discontinued operations, net of tax	(303,830)	(130,045)	—	—	—	—	—
(Loss)/profit for the year/period	(294,409)	(260,176)	(1,429,447)	(224,311)	(1,655,567)	338,618	53,138

Note:
(1)
Equity-settled share-based payment expenses were allocated as follows:

	For the fiscal year ended June 30,				For the six months ended December 31,
	2019	2020	2021		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
				(Unaudited)
	(in thousands)
Equity-settled share-based payment expenses:
Selling and distribution expenses	33,097	127,743	131,215	20,591	90,715	32,368	5,079
General and administrative expenses	88,961	236,637	150,104	23,555	125,662	18,032	2,830
Total	122,058	364,380	281,319	44,146	216,377	50,400	7,909
Revenue
We primarily derive our revenue from sales of lifestyle and pop toy products through sales to MINISO Retail Partners, sales to offline distributors, retail sales in directly operated stores and through online channels. Other sources of revenue mainly include license fees from MINISO Retail Partners and distributors, and sales-based royalties and sales-based management and consultation service fees income from MINISO Retail Partners. The following table sets forth the components of our revenue by amounts and percentages of our total revenue broken down by revenue source for the periods presented:

FINANCIAL INFORMATION

	For the fiscal year ended June 30,							For the six months ended December 31,
	2019		2020		2021			2020		2021
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
							(Unaudited)
	(in thousands, except for percentages)
Revenue:
Sales of lifestyle and pop toy products	8,464,669	90.1	8,055,414	89.7	8,036,676	1,261,130	88.5	3,873,195	88.6	4,817,611	755,988	88.8
License fees, sales-based royalties, and management and consultation service fees	612,602	6.5	587,644	6.6	658,378	103,314	7.3	319,252	7.3	367,766	57,711	6.8
Others	317,640	3.4	335,928	3.7	376,605	59,098	4.2	177,413	4.1	241,531	37,901	4.4
Total	9,394,911	100.0	8,978,986	100.0	9,071,659	1,423,542	100.0	4,369,860	100.0	5,426,908	851,600	100.0
The following table sets forth the components of our revenue by amounts and percentages of our total revenue broken down by brand for the periods presented:
	For the fiscal year ended June 30,							For the six months ended December 31,
	2019		2020		2021			2020		2021
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
							(Unaudited)
	(in thousands, except for percentages)
Revenue:
MINISO brand	9,143,883	97.3	8,721,620	97.1	8,735,947	1,370,861	96.3	4,237,663	97.0	5,074,106	796,238	93.5
TOP TOY brand	—	—	—	—	98,241	15,416	1.1	2,617	0.1	240,328	37,713	4.4
Others	251,028	2.7	257,366	2.9	237,471	37,265	2.6	129,580	2.9	112,474	17,649	2.1
Total	9,394,911	100.0	8,978,986	100.0	9,071,659	1,423,542	100.0	4,369,860	100.0	5,426,908	851,600	100.0
The following table breaks down our revenue by geographic region for the periods presented:
	For the fiscal year ended June 30,							For the six months ended December 31,
	2019		2020		2021			2020		2021
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
							(Unaudited)
	(in thousands, except for percentages)
Revenue:
China	6,363,998	67.7	6,044,100	67.3	7,291,219	1,144,152	80.4	3,556,678	81.4	4,086,285	641,227	75.3
Asian countries excluding China	1,738,348	18.5	1,428,035	15.9	961,622	150,899	10.6	424,878	9.7	571,636	89,702	10.5
Americas	1,049,334	11.2	1,221,058	13.6	584,630	91,741	6.4	277,743	6.4	595,630	93,467	11.0
Europe	124,600	1.3	172,169	1.9	117,214	18,393	1.3	64,260	1.5	119,013	18,676	2.2
Others	118,631	1.3	113,624	1.3	116,974	18,357	1.3	46,301	1.0	54,344	8,528	1.0
Total	9,394,911	100.0	8,978,986	100.0	9,071,659	1,423,542	100.0	4,369,860	100.0	5,426,908	851,600	100.0
Cost of Sales
Our cost of sales mainly consists of cost of inventories. Cost of inventories accounted for 100.0%, 100.0%, 99.1%, 99.2% and 98.1% of our total cost of sales for the fiscal year ended June 30, 2019, 2020 and 2021 and the six months ended December 31, 2020 and 2021. Cost of inventories comprises carrying amount of inventories sold and inventory write-down. Other than cost of inventories, cost of sales also include logistics

FINANCIAL INFORMATION

expenses and depreciation and amortization expense. Our cost of sales was RMB6,883.9 million, RMB6,246.5 million, RMB6,641.0 (US$1,042.1 million), RMB3,204.7 million, and RMB3,835.6 million (US$601.9 million) in the fiscal years ended June 30, 2019, 2020, 2021 and the six months ended December 31, 2020 and 2021, respectively.
Gross Profit and Margin
The following table sets forth our gross profit and gross margin for the periods presented:
	For the fiscal year ended June 30,				For the six months ended December 31,
	2019	2020	2021		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
				(Unaudited)
	(in thousands, except for percentages)
Gross profit	2,510,980	2,732,498	2,430,686	381,428	1,165,144	1,591,342	249,716
Gross margin (%)	26.7	30.4	26.8	26.8	26.7	29.3	29.3
Other Income
Other income consists of tax refund, government grants and income from depositary bank. Government grants mainly represented unconditional cash awards granted by the local authorities in China. There is no assurance that we will continue to receive any government grants in the future. The following table sets forth the breakdown of our other income by type for the periods presented:
	For the fiscal year ended June 30,				For the six months ended December 31,
	2019	2020	2021		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
				(Unaudited)
	(in thousands)
Tax refund	1,203	606	1,279	201	203	1,610	253
Government grants	9,265	36,602	46,587	7,311	42,344	13,920	2,184
Income from depositary bank	—	—	4,274	670	1,257	3,056	480
Total	10,468	37,208	52,140	8,182	43,804	18,586	2,917
Selling and Distribution Expenses
Selling and distribution expenses primarily consist of (i) payroll and employee benefits, which cover salaries, wages and bonus, contributions to social security contribution plan, welfare expenses, and equity-settled share-based payment expenses, (ii) rental and related expenses, (iii) depreciation and amortization expenses, (iv) promotion and advertising expenses, (v) licensing expenses, (vi) logistics expenses, and (vii) travelling expenses. Our selling and distribution expenses were RMB818.3 million, RMB1,190.5 million, RMB1,206.8 million (US$189.4 million), RMB627.5 million, and RMB725.6 million (US$113.9 million) in the fiscal years ended June 30, 2019, 2020, 2021 and the six months ended December 31, 2020 and 2021, respectively.

FINANCIAL INFORMATION

	For the fiscal year ended June 30,				For the six months ended December 31,
	2019	2020	2021		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
				(Unaudited)
	(in thousands)
Payroll and employee benefits	346,871	435,093	436,750	68,536	238,120	235,997	37,033
Equity-settled share-based payment expenses	33,097	127,743	131,215	20,590	90,715	32,368	5,079
Other payroll and employee benefits	313,774	307,350	305,535	47,945	147,405	203,629	31,954
Rental and related expenses	31,469	37,956	7,143	1,121	10,598	3,077	483
Depreciation and amortization	154,453	214,509	209,003	32,797	100,770	117,519	18,441
Licensing expenses	21,851	109,488	88,063	13,819	43,114	73,946	11,604
Promotion and advertising expenses	85,611	128,447	214,788	33,705	95,643	137,067	21,509
Logistics expenses	105,940	154,763	138,804	21,781	78,949	83,204	13,057
Travelling expenses	28,553	42,697	40,049	6,285	21,293	28,578	4,485
Other expenses	43,570	67,524	72,182	11,327	39,005	46,234	7,254
Total	818,318	1,190,477	1,206,782	189,370	627,492	725,622	113,866
General and Administrative Expenses
General and administrative expenses primarily consist of (i) payroll and employee benefits, which cover salaries, wages and bonus, contributions to social security contribution plan, welfare expenses, and equity-settled share-based payment expenses, (ii) depreciation and amortization expenses, (iii) travelling expenses, (iv) IT service fees, and (v) professional service fees. Our general and administrative expenses were RMB593.2 million, RMB796.4 million, RMB810.8 million (US$127.2 million), RMB441.2 million, and RMB432.7 million (US$67.9 million) in the fiscal years ended June 30, 2019, 2020, 2021 and the six months ended December 31, 2020 and 2021, respectively.
	For the fiscal year ended June 30,				For the six months ended December 31,
	2019	2020	2021		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
				(Unaudited)
	(in thousands)
Payroll and employee benefits	348,622	549,802	479,435	75,234	285,277	215,596	33,832
Equity-settled share-based payment expenses	88,961	236,637	150,104	23,555	125,662	18,032	2,830
Other payroll and employee benefits	259,661	313,165	329,331	51,679	159,615	197,564	31,002
Depreciation and amortization	37,325	54,160	56,016	8,790	24,613	65,107	10,217
Travelling expenses	31,549	26,593	12,917	2,027	6,802	8,822	1,384
IT service fees	22,424	25,123	52,618	8,257	16,995	36,550	5,735
Professional service fees	26,331	39,325	70,598	11,078	44,548	23,150	3,633
Other expenses	126,954	101,432	139,245	21,851	62,928	83,471	13,098
Total	593,205	796,435	810,829	127,237	441,163	432,696	67,899

FINANCIAL INFORMATION

Other Net Income/(Loss)
Other net income/(loss) mainly consists of net foreign exchange gain and investment income from certain financial assets we invested in. See note 9 to Accountants’ Report in Appendix I to this document for more information.
Taxation
Our income tax expense represented a significant portion of our profit before taxation for the fiscal years ended June 30, 2019, 2020 and 2021 and for the six months ended December 31, 2021, primarily because of the occurrence of two large non-tax deductible expense items in those periods, namely fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights and equity-settled share- based payment expenses. For the fiscal year ended June 30, 2021 and for the six months ended December 31, 2021, equity-settled share-based payment expenses and the effect of unused tax losses not recognized significantly contributed to our income tax expense. Our fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights totaled RMB709.8 million, RMB680.0 million, RMB1,625.3 million (US$255.0 million), RMB1,625.3 million, and nil in the fiscal years ended June 30, 2019, 2020, 2021 and the six months ended December 31, 2020 and 2021, respectively. Our equity-settled share-based payment expenses totaled RMB122.1 million, RMB364.4 million, RMB281.3 million (US$44.1 million), RMB216.4 million, and RMB50.4 million (US$7.9 million) in the fiscal years ended June 30, 2019, 2020, 2021 and the six months ended December 31, 2020 and 2021, respectively. The effect of unused tax losses not recognized was RMB73.0 million (US$11.5 million) and RMB10.1 million (US$1.6 million) in the fiscal year ended June 30, 2021 and the six months ended December 31, 2021.
Cayman Islands
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation.
British Virgin Islands
Our BVI subsidiaries and all dividends, interest, rents, royalties, compensation and other amounts paid by our BVI subsidiaries to persons who are not resident in the BVI and any capital gains realised with respect to any shares, debt obligations, or other securities of our BVI subsidiaries by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.
Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiaries are subject to Hong Kong profits tax at the rate of 16.5% on their taxable income generated from the operations in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first HKD2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates.
China
Under the Corporate Income Tax (“CIT”) Law, our subsidiaries established in the PRC are subject to a unified statutory CIT rate of 25%. A subsidiary established in Hengqin New Area of Zhuhai, a pilot free trade zone in the PRC, met the criteria for a preferential income tax rate of 15%.
United States
Under the United States Internal Revenue Code, our subsidiaries established in United States are subject to a Federal CIT rate of 21% and variable state income and franchise tax, depending on which state the

FINANCIAL INFORMATION

subsidiaries has nexus with. Most of subsidiaries in the United States are operating in the state of California, and thus they will be subject to state income tax rate of 8.84%.
Indonesia
Our subsidiary incorporated in Indonesia elected to pay profit tax at 0.5% of gross revenue for the fiscal years ended December 31, 2018 and 2019. In the following years, our subsidiary is subject to the prevailing statutory tax rate on taxable income. In response to the COVID-19 outbreak, the statutory tax rate will be progressively lowered to 22% for the fiscal years ended or ending December 31, 2020 and 2021, and 20% starting from fiscal year ending December 31, 2022 onwards.
India
Under the Income Tax Act 1961 enacted in India, our subsidiary incorporated India is subject to a profit tax rate of 26%.
Canada
Under the Canadian federal and provincial tax rules, our subsidiaries incorporated in Canada are subject to the combined Canadian federal and provincial statutory income tax rates ranging from 23% to 31% depending on the location of the operation.
Singapore
Under the Income Tax Act enacted in Singapore, the subsidiaries incorporated in Singapore are subject to a tax rate of 17% on its chargeable income.
DISCONTINUED OPERATIONS
In May 2019, our board of directors approved a plan to dispose of the NOME business, Minihome business, MINISO African business and MINISO German business within one year, and the results of these operations are included as discontinued operations accordingly. We continued to actively manage these operations until the disposal transactions completed. We completed the disposal of the NOME business, Minihome business and MINISO African business during the period from December 2019 to March 2020, and the MINISO German business in April 2020. The NOME business was disposed to Mr. Guofu Ye. The NOME business, which had over 200 stores, was operated under the NOME brand and engaged in the sales of clothing products and other lifestyle items, and was in competition with another company which operated similar business under the same brand. As of the date of this document, all of the NOME stores have been closed. Our loss from discontinued operations, net of tax was RMB303.8 million, RMB130.0 million, nil, nil, and nil in the fiscal years ended June 30, 2019, 2020, 2021 and the six months ended December 31, 2020 and 2021.
NON-IFRS FINANCIAL MEASURE
In evaluating our business, we consider and use adjusted net profit as a supplemental measure to review and assess our operating performance. The presentation of this non-IFRS financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define adjusted net profit as profit/(loss) excluding (i) fair value changes of paid-in capital subject to redemption and other preferential rights or redeemable shares with other preferential rights, (ii) loss from discontinued operations, net of tax, (iii) equity-settled share-based payment expenses, (iv) employee compensation expenses related to non-forfeitable dividends related to unvested restricted shares, and (v) impairment loss on non-current assets.
We present adjusted net profit because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net profit enables our management to assess our operating results without considering the impacts of the aforementioned non-cash and other adjustment items

FINANCIAL INFORMATION

that we do not consider to be indicative of our operating performance in the future. Accordingly, we believe that the use of this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.
This non-IFRS financial measure is not defined under IFRS and is not presented in accordance with IFRS. The non-IFRS financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit is that it does not reflect all items of income and expense that affect our operations.
Further, this non-IFRS measure may differ from the non-IFRS information used by other companies, including peer companies, and therefore its comparability may be limited.
The non-IFRS financial measure should not be considered in isolation or construed as an alternative to profit/(loss) or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review our historical non-IFRS financial measure in light of the most directly comparable IFRS measure, as shown below. The non-IFRS financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.
The following table reconciles our adjusted net profit for the fiscal years ended June 30, 2019, 2020, 2021 and for the six months ended December 31, 2020 and 2021 to the most directly comparable financial measure calculated and presented in accordance with IFRS, which is loss for the year.
	For the fiscal year ended June 30,				For the six months ended December 31,
	2019	2020	2021		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
				(Unaudited)
	(in thousands)
Reconciliation of (loss)/profit for the year/period to adjusted net profit:
(Loss)/profit for the year/period	(294,409)	(260,176)	(1,429,447)	(224,311)	(1,655,567)	338,618	53,138
Add back:
Fair value changes of paid-in capital subject to redemption and other preferential rights or redeemable shares with other preferential rights	709,780	680,033	1,625,287	255,043	1,625,287	—	—
Loss for the period from discontinued operations, net of tax	303,830	130,045	—	—	—	—	—
Equity-settled share-based payment expenses	122,058	364,380	281,319	44,145	216,377	50,400	7,909
Employee compensation expenses related to non- forfeitable dividends related to unvested restricted shares	—	19,664	—	—	—	—	—
Impairment loss on non-current assets	27,542	36,844	2,941	462	9,536	—	1,496
Adjusted net profit	868,801	970,790	480,100	75,339	186,097	398,554	62,543

FINANCIAL INFORMATION

PERIOD TO PERIOD COMPARISON OF RESULTS OF OPERATIONS
Six months ended December 31, 2021 compared to six months ended December 31, 2020
Revenue
Our revenue increased by 24.2% from RMB4,369.9 million in the six months ended December 31, 2020 to RMB5,426.9 million (US$851.6 million) in the six months ended December 31, 2021, mainly attributable to an increase in revenue generated from sales of lifestyle products and pop toys, which increased by 24.4% from RMB3,873.2 million in the six months ended December 31, 2020 to RMB4,817.6 million (US$756.0 million) in the six months ended December 31, 2021. The increase in revenue generated from sales of lifestyle products and pop toys was mainly due to (i) an increase in the number of MINISO stores and TOP TOY stores, (ii) gradual recovery of business operations of MINISO stores from the COVID-19 pandemic in overseas markets in the second half of 2021 compared to the second half of 2020, and (iii) increases in revenue from online sales and other sales channels such as through Weixin as a result of our continued efforts in e-commerce initiative.
In terms of geographical locations, the increase in our revenue from the six months ended December 31, 2020 to the six months ended December 31, 2021 was mainly attributable to the growth of our operations in China and overseas markets. Revenue generated from our operations in China was RMB4,086.3 million (US$641.2 million) in the six months ended December 31, 2021, increasing by 14.9% from RMB3,556.7 million in the six months ended December 31, 2020. Revenue generated from international markets also increased by 64.9% from RMB813.2 million in the six months ended December 31, 2020 to RMB1,340.6 million (US$210.4 million) in the six months ended December 31, 2021, primarily because the operations of MINISO stores in overseas markets gradually recovered from the COVID-19 pandemic.
During the period, the total number of MINISO stores, including those in China and international markets, increased from 4,514 as of December 31, 2020 to 5,045 as of December 31, 2021. Our revenue per MINISO store, which is calculated by dividing the revenue of MINISO brand by the average number of MINISO stores of the relevant period, increased by 6.8% from RMB970.2 thousand in the six months ended December 31, 2020 to RMB1,036.2 thousand (US$162.6 million) in the six months ended December 31, 2021. The increase in revenue per MINISO store was mainly due to an improved recovery of sales in international markets. See “Risk Factors — Risks Related to Our Business and Industry — Our revenue per MINISO store has experienced, and may continue to experience, significant fluctuation from period to period.”
Cost of sales
Our cost of sales increased by 19.7% from RMB3,204.7 million in the six months ended December 31, 2020 to RMB3,835.6 million (US$601.9 million) in the six months ended December 31, 2021, primarily due to an increase in cost of inventories, which increased by 18.3% from RMB3,179.5 million in the six months ended December 31, 2020 to RMB3,762.6 million (US$590.4 million) in the six months ended December 31, 2021. The increase in cost of inventories is consistent with the growth of our revenue. To a lesser extent, logistics expenses also increased from RMB23.9 million in the six months ended December 31, 2020 to RMB67.5 million (US$10.6 million) in the six months ended December 31, 2021 primarily due to the growth of our sales from e-commerce channels as the products sold through such channels need to be shipped to customers.
Gross profit and gross margin
Gross profit increased by 36.6% from RMB1,165.1 million in the six months ended December 31, 2020 to RMB1,591.3 million (US$249.7 million) in the six months ended December 31, 2021, and gross margin increased from 26.7% to 29.3% during the same period. The increase in gross profit and gross margin was mainly driven by (i) an increase in revenue contribution from our international operations, which generally have a higher gross margin than our operations in China. International operations contributed 24.7% of our total revenue in the six months ended December 31, 2021, compared to 18.6% in the six months ended

FINANCIAL INFORMATION

December 31, 2020, and (ii) expanded co-branded IP product offering and its associated higher gross margin in the six months ended December 31, 2021.
Other income
Our other income decreased by 57.6% from RMB43.8 million in the six months ended December 31, 2020 to RMB18.6 million (US$2.9 million) in the six months ended December 31, 2021, primarily due to a decrease in government grants. There are different types of government grants and the amount of which generally fluctuates from period to period.
Selling and distribution expenses
Our selling and distribution expenses increased by 15.6% from RMB627.5 million in the six months ended December 31, 2020 to RMB725.6 million (US$113.9 million) in the six months ended December 31, 2021. Excluding equity-settled share-based payment expenses, our selling and distribution expenses increased by 29.2% from RMB536.8 million to RMB693.3 million (US$108.8 million) during the same period. Such increase was mainly due to increased other payroll and employee benefits, licensing expenses and promotion and advertising expenses that were in line with our revenue growth and our efforts in improving brand awareness for both MINISO and TOP TOY.
General and administrative expenses
Our general and administrative expenses decreased by 1.9% from RMB441.2 million in the six months ended December 31, 2020 to RMB432.7 million (US$67.9 million) in the six months ended December 31, 2021. Excluding equity-settled share-based payment expenses, our general and administrative expenses increased by 31.4% from RMB315.5 million to RMB414.7 million (US$65.1 million) during the same period, which was primarily due to increased other payroll and employee benefits and increased depreciation and amortization expenses of land use right related to the our headquarters building project, partially offset by decreased professional service fees.
Other net income/(loss)
Our other net income was RMB46.0 million (US$7.2 million) in the six months ended December 31, 2021, compared to other net loss of RMB70.8 million in the six months ended December 31, 2020. This change was mainly attributable to (i) decreased net foreign exchange loss in the six months ended December 31, 2021 due to less volatility of the exchange rate between RMB and US dollar, and (ii) increased investment income from wealth management products we invested in. See note 9 to Accountants’ Report in Appendix I to this document for more information.
Credit loss on trade and other receivables
Our credit loss on trade and other receivables was RMB17.4 million and RMB19.1 million (US$3.0 million) in the six months ended December 31, 2020 and 2021, respectively. See note 34 to Accountants’ Report in Appendix I to this document for details of our credit risk and assessment of credit loss.
Impairment loss on non-current assets
Our impairment loss on non-current assets was nil and RMB9.5 million (US$1.5 million) in the six months ended December 31, 2020 and 2021, respectively. We recorded impairment loss on non-current assets of directly operated stores in the six months ended December 31, 2021.
Operating profit
As a result of the foregoing, we recorded operating profit of RMB468.9 million (US$73.6 million) in the six months ended December 31, 2021, compared to RMB52.2 million in the six months ended December 31, 2020.

FINANCIAL INFORMATION

Net finance (costs)/income
We had a net finance income of RMB9.2 million (US$1.4 million) in both the six months ended December 31, 2020 and the six months ended December 31, 2021.
Fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights
Our fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights were a loss of RMB1,625.3 million in the six months ended December 31, 2020 and nil in the six months ended December 31, 2021. The change was primarily due to the conversion of preferred shares into Class A ordinary shares upon the completion of our initial public offering in the United States and the termination of preferential rights attached to those preferred shares.
Share of loss of equity-accounted investee, net of tax
Our share of loss of equity-accounted investee, net of tax was a loss of RMB8.2 million (US$1.3 million) in the six months ended December 31, 2021, compared to nil in the six months ended December 31, 2020. We had share of loss of equity-accounted investee, net of tax in the six months ended December 31, 2021 due to our investment into and share of loss of a company then controlled by our Controlling Shareholders. This company was established to acquire the land use right of a parcel of land in Guangzhou for the purpose of establishing a new headquarters building for our Group.
Income tax expense
We recorded income tax expense of RMB131.3 million (US$20.6 million) in the six months ended December 31, 2021, compared to RMB91.6 million in the six months ended December 31, 2020.
Profit/(Loss) for the period
As a result of the foregoing, we recorded a profit of RMB338.6 million (US$53.1 million) in the six months ended December 31, 2021, compared to a loss of RMB1,655.6 million in the six months ended December 31, 2020. In particular, we recorded a large amount of loss related to fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights in the six months ended December 31, 2020.
DISCUSSION OF CERTAIN KEY ITEMS OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table sets forth our current assets and current liabilities as of the dates indicated:
	As of June 30,				As of December 31,		As of February 28,
	2019	2020	2021		2021		2022
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
						(Unaudited)
Current assets
Other investments	356,265	—	102,968	16,158	208,289	32,685	228,288	35,823
Inventories	1,308,957	1,395,674	1,496,061	234,765	1,360,994	213,570	1,139,964	178,885
Trade and other receivables	830,751	729,889	824,725	129,417	1,113,506	174,733	1,263,392	198,254
Cash and cash equivalents	1,546,280	2,853,980	6,771,653	1,062,620	5,151,456	808,376	5,074,113	796,239
Restricted cash	8,917	7,056	3,680	577	7,347	1,153	16,136	2,532
Assets held for sale	460,549	—	—	—	—	—	—	—
Total current assets	4,511,719	4,986,599	9,199,087	1,443,537	7,841,592	1,230,517	7,721,893	1,211,733

FINANCIAL INFORMATION

	As of June 30,				As of December 31,		As of February 28,
	2019	2020	2021		2021		2022
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
						(Unaudited)

Current liabilities
Loans and borrowings	2,750	401,182	13,669	2,145	5,182	813	5,311	833
Trade and other payables	2,363,739	2,419,795	2,809,182	440,822	3,189,086	500,437	2,693,730	422,705
Contract liabilities	243,873	218,287	266,919	41,885	276,537	43,395	320,766	50,335
Lease liabilities	186,737	224,080	321,268	50,414	268,425	42,122	290,216	45,541
Deferred income	—	—	6,060	951	5,980	938	5,744	901
Current taxation	84,216	46,299	65,757	10,319	81,822	12,840	32,431	5,089
Liabilities directly associated with the assets held for sale	364,664	—	—	—	—	—	—	—
Total current liabilities	3,245,979	3,309,643	3,482,855	546,536	3,827,032	600,545	3,348,198	525,404
Net Current Assets	1,265,740	1,676,956	5,716,232	897,001	4,014,560	629,972	4,373,695	686,329

We have net current assets as of each balance sheet dates above. The significant increase in net current assets from RMB1,677.0 million as of June 30, 2020 to RMB5,716.2 million (US$897.0 million) as of June 30, 2021 was primarily due to an increase in cash and cash equivalents mainly as a result of the proceeds we received from our initial public offering in the United States. The decrease in net current assets from RMB5,716.2 million (US$897.0 million) as of June 30, 2021 to RMB4,014.6 million (US$630.0 million) as of December 31, 2021 was primarily due to a decrease in our cash and cash equivalents, which was mainly because we invested our cash in our headquarters building project.
Other Investments
Other investments represent our investments in financial assets measured at fair value through profit or loss. During the Track Record Period, we invested in three types of financial assets, i.e. (i) wealth management products offered by commercial banks, (ii) asset management scheme tailored to us and offered by an asset management company, and (iii) trust schemes managed by a trust company. The fair value of these financial assets was RMB356.3 million as of June 30, 2019, nil as of June 30, 2020, RMB103.0 million (US$16.2 million) as of June 30, 2021 and RMB208.3 million (US$32.7 million) as of December 31, 2021. See note 20 to Accountants’ Report in Appendix I to this document for details of these financial assets and movements as of different balance sheet dates.
Fair value measurement
To provide an indication of the reliability of the inputs used in determining fair value, we have classified our financial instruments into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:
•
Level 1 valuations:   Fair value measured using only Level 1 inputs, i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date;

•
Level 2 valuations:   Fair value measured using Level 2 inputs, i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available; and

•
Level 3 valuations:   Fair value measured using significant unobservable inputs.

Other investments in Level 2 as of June 30, 2019 represented investments in wealth management products and an asset management scheme. The fair value of these investments was determined by discounting the

FINANCIAL INFORMATION

expected future return using expected return rates currently available for instruments with similar terms, credit risk, remaining terms and other market data. Other investments in Level 2 as of June 30, 2021 represented investments in trust investment schemes. The fair value of these investments was determined by referencing to the fair value quoted by the trust company that established and managed the investments and using expected return rates currently available for instruments with similar terms, credit risk, remaining terms and other market data.
Cash management policy
We believe we can make better use of our cash by making appropriate investments in short-term investment products, which generate income without interfering with our business operation or capital expenditures. Our investment decisions with respect to financial products are made on a case-by-case basis and after due and careful consideration of a number of factors, including, but not limited to, the market conditions, the economic developments, the anticipated investment conditions, the investment cost, the duration of the investment and the expected benefit and potential loss of the investment. We have established a set of internal control measures which allow us to achieve reasonable returns on our investment while mitigating our exposure to high investment risks. These policies and measures were formulated by our senior management.
According to our internal policies, a proposal to invest in financial products must be reviewed and approved by our chief financial officer. In assessing a proposal to invest in financial products, a number of criteria must be met, including but not limited to the following:
•
we should generally only invest in short-term financial products with low risks;

•
the proposed investment must not interfere with our business operation or capital expenditures; and

•
the financial products should be issued by a reputable financial institution.

We believe that our internal policies regarding financial products and the related risk management mechanism are adequate. We may continue to purchase financial products that meet the above criteria as part of our treasury management where we believe it is prudent to do so after the Listing.
Inventories
Our inventories primarily consist of finished goods. Our inventories increased by 6.6% from RMB1,309.0 million as of June 30, 2019 to RMB1,395.7 million as of June 30, 2020, primarily due to a lower level of inventory turnover rate as a result of the negative impact of the COVID-19 pandemic. Our inventories increased by 7.2% from RMB1,395.7 million as of June 30, 2020 to RMB1,496.1 million (US$234.8 million) as of June 30, 2021, primarily because we purchased more products from suppliers, which is in line with our revenue growth. Our inventories decreased from RMB1,496.1 million (US$234.8 million) as of June 30, 2021 to RMB1,361.0 million (US$213.6 million) as of December 31, 2021, primarily because we conducted sales promotions at the end of the year.
The following table sets forth the turnover days of our inventories for the periods indicated:
	For the Fiscal Year Ended June 30,			For the Six Months Ended December 31,
	2019	2020	2021	2021
Inventory turnover days(1)	63	78	79	68

(1)
Inventory turnover days for a period equals the average of the opening and closing inventories balance divided by cost of inventories for that period and multiplied by 360 days for a fiscal year and 180 days for a six months period.

Our inventory turnover days increased from 63 days for the fiscal year ended June 30, 2019 to 78 days for the fiscal year ended June 30, 2020, primarily due to the adverse impact of the COVID-19 pandemic on the

FINANCIAL INFORMATION

sales of our products mainly in overseas markets and on our supply chain. Our inventory turnover days remained relatively stable at 78 days for the fiscal year ended June 30, 2020 and 79 days for the fiscal year ended June 30, 2021. Our inventory turnover days decreased from 79 days for the fiscal year ended June 30, 2021 to 68 days for the six months ended December 31, 2021, primarily because we conducted sales promotions at the end of the year, which reduced our inventories.
RMB1,125.0 million, or 82.7%, of our inventories as of December 31, 2021 had been sold as of February 28, 2022.
Trade and Other Receivables
Our trade and other receivables mainly consists of trade receivables and miscellaneous expenses paid on behalf of franchisees. The following table sets forth a breakdown of our trade and other receivables as of the dates indicated:
	As of June 30,				As of December 31,
	2019	2020	2021		2021
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Trade receivables	409,059	329,875	374,828	58,819	435,744	68,378
Less: loss allowance	(91,726)	(43,183)	(59,827)	(9,388)	(77,064)	(12,093)
Trade receivables, net of loss allowance	317,333	286,692	315,001	49,431	358,680	56,285
Amounts due from related parties	140,659	14,065	1,791	281	5,024	788
Miscellaneous expenses paid on behalf of franchisees	112,588	197,473	192,072	30,140	211,617	33,207
Value-added tax recoverable	98,805	49,687	79,590	12,489	157,373	24,695
Rental deposits	57,925	63,882	94,423	14,817	111,473	17,493
Receivables due from online payment platforms and banks(1)	31,432	16,498	33,309	5,227	117,285	18,405
Prepayments for inventories	30,927	65,502	38,758	6,082	46,813	7,346
Prepayments for licensing expenses	2,971	—	11,503	1,805	23,105	3,626
Others	38,111	36,090	58,278	9,145	82,136	12,888
Total	830,751	729,889	824,725	129,417	1,113,506	174,733

(1)
Receivables from online payment platforms mainly represented the proceeds of online sales through e-commerce platforms collected by and retained in third-party online payment platforms. Withdrawal of the balances retained in online payment platforms can be made anytime upon our instructions. The amounts also included those due from banks for offline sales made through customer credit/debit cards and other online payment platforms that require overnight processing by the collection banks.

Our trade and other receivables decreased by 12.1% from RMB830.8 million as of June 30, 2019 to RMB729.9 million as of June 30, 2020, primarily because the COVID-19 pandemic negatively affected our revenue for the fiscal year ended June 30, 2020 and our trade and other receivables decreased accordingly.
Our trade and other receivables increased by 13.0% from RMB729.9 million as of June 30, 2020 to RMB824.7 million (US$129.4 million) as of June 30, 2021, primarily due to an increase in revenue generated from overseas market.
Our trade and other receivables increased from RMB824.7 million (US$129.4 million) as of June 30, 2021 to RMB1,113.5 million (US$174.7 million) as of December 31, 2021, primarily due to an increase in receivables from online payment platforms and banks as we conducted sales promotions at the end of the year and the payments made by customers through third-party online payment platforms and through credit/debit cards were not immediately received by us until after the year end.

FINANCIAL INFORMATION

Our trade receivables are derived mainly from credit sales to certain distributors. For these distributors, we allow a credit term of 30 to 180 days. For other distributors, we generally require them to make part or all payments in advance for their product procurement. The following table sets forth the turnover days of our trade receivables for the periods indicated:
	For the Fiscal Year Ended June 30,			For the Six Months Ended December 31,
	2019	2020	2021	2021
Trade receivables turnover days(1)	18	15	14	13

(1)
Trade receivables turnover days for a period equals the average of the opening and closing trade receivables divided by revenue for that period and multiplied by 360 days for a fiscal year and 180 days for a six months period.

Our trade receivable turnover days decreased from 18 days for the fiscal year ended June 30, 2019 to 15 days for the fiscal year ended June 30, 2020, primarily due to the portion of revenue generated from credit sales to certain distributors decreased, which resulted in a decrease in the amount of trade receivables.
The following table sets forth an aging analysis of our trade receivables (net of loss allowance) based on the invoice date as of the dates indicated:
	As of June 30,				As of December 31,
	2019	2020	2021		2021
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Within 90 days	244,851	162,719	231,643	36,350	254,186	39,887
91 to 180 days	37,034	44,804	35,853	5,626	59,884	9,397
181 to 360 days	24,538	61,521	24,603	3,861	32,995	5,178
361 to 540 days	10,910	13,503	18,553	2,911	9,164	1,438
Over 540 days	—	4,145	4,349	683	2,451	385
Total	317,333	286,692	315,001	49,431	358,680	56,285
RMB173.9 million, or 39.9%, of our trade receivables as of December 31, 2021 had been settled as of February 28, 2022.
Trade and Other Payables
Our trade and other payables mainly consist of trade payables and deposits. Deposits represent deposits received from suppliers, distributors and franchisees. All of the other trade payables, other payables, accruals and amounts due to related parties or franchisees are expected to be settled within one year or are repayable on demand. The following table sets forth a breakdown of our trade and other payables as of the dates indicated:

FINANCIAL INFORMATION

	As of June 30,				As of December 31,
	2019	2020	2021		2021
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Trade payables	591,342	483,278	624,688	98,027	734,202	115,212
Payroll payable	45,931	38,363	63,621	9,984	95,054	14,916
Accrued expenses	43,615	108,351	155,698	24,432	195,949	30,749
Other taxes payable	16,622	39,936	20,633	3,238	110,943	17,409
Deposits	1,527,852	1,655,763	1,833,516	287,719	1,875,173	294,256
Amount due to related parties	27,823	17,664	7,490	1,175	12,804	2,009
Others	110,554	76,440	103,536	16,247	164,961	25,886
Total	2,363,739	2,419,795	2,809,182	440,822	3,189,086	500,437
Our trade and other payables was RMB2.4 billion as of June 30, 2019, which remained stable at RMB2.4 billion as of June 30, 2020. The increase in deposits was primarily due to an increased number of MINISO stores in our store network. The increase in deposits was partially offset by a decrease in trade payables, which was primarily because we reduced purchases amount from suppliers as a result of the negative impact of the COVID-19 pandemic.
Our trade and other payables increased by 16.1% from RMB2.4 billion as of June 30, 2020 to RMB2.8 billion (US$440.8 million) as of June 30, 2021, primarily due to (i) an increase in trade payables as a result of increased purchases from suppliers, which was in line with increased revenue for the fiscal year ended June 30, 2021 compared to revenue for the fiscal year ended June 30, 2020, (ii) an increase in deposits as a result of an increased number of MINISO stores in our store network.
Our trade and other payables increased from RMB2.8 billion (US$440.8 million) as of June 30, 2021 to RMB3.2 billion (US$500.4 million) as of December 31, 2021, primarily due to (i) an increase in trade payables as a result of increased purchases from suppliers, which was in line with our revenue growth for the six months ended December 31, 2021, and (ii) an increase in other tax payables mainly as a result of a deed tax of RMB51.9 million paid for the land use right we acquired for our headquarters building project.
We generally are granted by our suppliers with a credit period of 30 to 60 days. The following table sets forth an aging analysis of our trade payables as of the dates indicated:
	As of June 30,				As of December 31,
	2019	2020	2021		2021
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Within 1 month	561,654	403,969	558,743	87,679	694,020	108,907
1 to 3 months	12,077	65,646	41,176	6,461	19,778	3,104
3 months to 1 year	17,611	6,963	10,322	1,620	7,354	1,154
Over 1 year	—	6,700	14,447	2,267	13,050	2,047
Total	591,342	483,278	624,688	98,027	734,202	115,212
RMB701.5 million, or 95.5%, of our trade payables as of December 31, 2021 had been settled as of February 28, 2022.
Contract Liabilities
Our current contract liabilities primarily consists of advance payments received from customers for purchase of goods from us and license fees we received. We normally request 20% to 100% advance payment

FINANCIAL INFORMATION

for purchase of goods from certain overseas distributors prior to our delivery of goods, which gives rise to contract liabilities at the start of a sales order, until the revenue of sales of products recognized on the corresponding sale order exceeds the amount of payments received in advance. With respect to license fees, unamortized portion of upfront license fees received was recognized as contract liability. Our current contract liabilities as of June 30, 2019, 2020 and 2021 and December 31, 2021 were relatively stable and amounted to RMB243.9 million, RMB218.3 million RMB266.9 million (US$41.9 million) and RMB276.5 million (US$43.4 million).
KEY FINANCIAL RATIOS
The following table sets forth our key financial ratios for the year/period indicated:
	For the Fiscal Years Ended June 30,			For the Six Months Ended December 31,
	2019	2020	2021	2020	2021
Gross margin (%)(1)	26.7	30.4	26.8	26.7	29.3
Adjusted net margin (%)(2)	9.2	10.8	5.3	4.3	7.3

Notes:
(1)
Gross margin equals gross profit divided by revenues for the year/period and multiplied by 100%.

(2)
Adjusted net margin equals adjusted profit divided by revenues for the year/period and multiplied by 100%. See “— Non IFRS Financial Measure.”

Adjusted Net Margin
Adjusted net margin increased from 9.2% for the fiscal year ended June 30, 2019 to 10.8% for the fiscal year ended June 30, 2020, primarily due to the growth of our gross margin.
Adjusted net margin decreased from 10.8% for the fiscal year ended June 30, 2020 to 5.3% for the fiscal year ended June 30, 2021, primarily due to (i) the decrease in our gross margin; and (ii) negative impact of the COVID-19 pandemic mainly in overseas markets. During the pandemic, we experienced a decrease in sales in overseas markets but had to incur general operating expenses in the meanwhile.
Adjusted net margin increased from 4.3% for the six months ended December 31, 2020 to 7.3% for the six months ended December 31, 2021, primarily due to a gradual recovery from the COVID-19 pandemic in overseas market, a more stable supply chain and our efforts in cost control.
LIQUIDITY AND CAPITAL RESOURCES
During the Track Record Period and up to the Latest Practicable Date, our primary sources of liquidity had been cash flows from operating activities and financing activities. We completed our initial public offering in the United States in October 2020, where we raised approximately US$625.3 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. Our cash and cash equivalents from continuing operations were RMB1,546.3 million, RMB2,854.0 million, RMB6,771.7 million (US$1,062.6 million) and RMB5,151.5 million (US$808.4 million) as of June 30, 2019, 2020 and 2021 and December 31, 2021, respectively. Cash and cash equivalents from continuing operations comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash.
As of December 31, 2021, we had a loan from non-controlling shareholders with a principal amount of RMB4.8 million (US$0.7 million) that is maturing in April 2022.

FINANCIAL INFORMATION

Based on our current cash and cash equivalents, anticipated cash flows from operations and the net proceeds from the Global Offering, our Directors are of the view that we will have sufficient funds to meet our working capital and capital expenditure requirements for at least the next 12 months from the date of this document.
Based on the review of financial documents and other due diligence documents, discussion with the Directors and the Directors’ confirmation, the Joint Sponsors concur with the Directors’ view. In utilizing the proceeds from public offerings, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of the Global Offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”
We may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our Shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
Cash Flows
The following table sets forth a summary of our cash flows for the periods indicated:
	For the fiscal year ended June 30,				For the six months ended December 31,
	2019	2020	2021		2021
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Net cash generated from operating activities	1,038,471	826,484	916,320	143,791	731,741	114,826
Net cash (used in)/generated from investing activities	(210,915)	462,815	(518,797)	(81,411)	(1,836,613)	(288,205)
Net cash generated from/(used in) financing activities	619,858	(117,706)	3,536,184	554,904	(496,714)	(77,945)
Net increase in cash and cash equivalents	1,447,414	1,171,593	3,933,707	617,284	(1,601,586)	(251,324)
Cash and cash equivalents at beginning of year/period as presented in the consolidated statement of cash flows	228,106	1,686,218	2,853,980	447,852	6,771,653	1,062,620
Effect of movements in exchange rates on cash held	10,698	(3,831)	(16,034)	(2,516)	(18,611)	(2,920)
Cash and cash equivalents at end of year/period as presented in the consolidated statement of cash flows	1,686,218	2,853,980	6,771,653	1,062,620	5,151,456	808,376
Cash and cash equivalents of discontinued operations	(139,938)	—	—	—	—	—
Cash and cash equivalents at end of year/period as presented in the consolidated statement of financial position	1,546,280	2,853,980	6,771,653	1,062,620	5,151,456	808,376
Net cash generated from operating activities
Net cash generated from operating activities for the six months ended December 31, 2021 was RMB731.7 million (US$114.8 million). This amount was primarily attributable to profit of RMB338.6 million (US$53.1 million) for the six months from continuing operations, as adjusted by certain non-cash items, primarily consisting of (i) equity-settled share-based payment expenses of RMB50.4 million (US$7.9 million), (ii) depreciation and amortization of RMB182.6 million (US$28.7 million), and (iii) interest on lease liabilities of RMB16.9 million (US$2.7 million), and changes in certain working capital accounts that affected operating cash flows, primarily consisting of (i) a RMB300.7 million (US$47.2 million) increase in trade and other payables, (ii) a RMB135.1 million (US$21.2 million) decrease in inventories, and (iii) a RMB272.2 million

FINANCIAL INFORMATION

(US$42.7 million) increase in trade and other receivables. The increase in trade and other payables was mainly due to the increase in deposits as a result of an increased number of stores. The increase in trade and other receivables was primarily due to increases in trade receivables, value-added tax recoverable and receivables due from online payment platforms and banks. The decrease in inventories was primarily because we conducted sales promotions at the end of the year.
Net cash (used in)/generated from investing activities
Net cash used in investing activities for the six months ended December 31, 2021 was RMB1,836.6 million (US$288.2 million), consisting primarily of payments for purchases of property, plant, equipment, intangible assets of RMB228.6 million (US$35.9 million), payment for acquisition of land use right of RMB891.4 million (US$139.9 million), purchase of other investments of RMB9,213.0 million (US$1,445.7 million) and cash acquired from acquisition of a subsidiary of RMB683.5 million (US$107.3 million), partially offset by proceeds for disposal of other investments of RMB9,113.0 million (US$1,430.0 million).
Net cash generated from/(used in) financing activities
Net cash used in financing activities for the six months ended December 31, 2021 was RMB496.7 million (US$77.9 million), primarily due to payment of capital element and interest of lease liabilities of RMB163.7 million (US$25.7 million), and dividend payment of RMB306.3 million (US$48.1 million).
INDEBTEDNESS
The following table sets forth the breakdown of our indebtedness as of the dates indicated:
	As of June 30,				As of December 31,		As of February 28,
	2019	2020	2021		2021		2022
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
							(Unaudited)
Loans and borrowings	8,060	416,389	20,594	3,232	11,551	1,812	11,589	1,819
Lease liabilities	496,570	602,974	804,412	126,230	679,729	106,665	719,851	112,960
Total	504,630	1,019,363	825,006	129,462	691,280	108,477	731,440	114,779
Loans and Borrowings
The following table sets forth the breakdown of our loans and borrowings as of the dates indicated:
	As of June 30,				As of December 31,		As of February 28,
	2019	2020	2021		2021		2022
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
							(Unaudited)
Non-current liabilities
Unsecured bank loans from US banks	—	9,777	—	—	—	—	—	—
Borrowings from non-controlling interest shareholders	5,310	5,430	6,612	1,038	6,369	999	6,278	986
Other borrowings	—	—	313	49	—	—	—	—
Total	5,310	15,207	6,925	1,087	6,369	999	6,278	986

FINANCIAL INFORMATION

	As of June 30,				As of December 31,		As of February 28,
	2019	2020	2021		2021		2022
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
							(Unaudited)
Current liabilities
Current portion of unsecured bank loans from US banks	—	—	8,921	1,400	—	—	—	—
Current portion of borrowings from non-controlling interest shareholders	—	—	4,748	745	4,882	766	5,014	787
Unsecured bank loans from PRC banks	—	400,000	—	—	—	—	—	—
Other borrowings	2,750	1,182	—	—	300	47	297	46
Total	2,750	401,182	13,669	2,145	5,182	813	5,311	833

Our subsidiaries in the United States obtained unsecured bank loans in April 2020 with an aggregated amount of US$1,381,000 (equivalent to RMB9,777,000 on June 30, 2020 and RMB8,921,000 on June 30, 2021). These loans bear an interest rate of 0.98% per annum with a term of two years. The loans were obtained under a Coronavirus relief program in the United States. Under the relief program, loan forgiveness will be provided for documented payroll costs and covered rent payments and utilities that qualify the relevant requirements. As of June 30, 2020 and 2021, we were not qualified for the loan forgiveness. During the six months ended December 31, 2021, we became qualified for a loan forgiveness for an amount of US$1,320,000 (equivalent to RMB8,550,000) and recognized such amount in the consolidated statement of profit or loss. The remaining loan balance of US$80,000 was repaid in September 2021.
The long-term borrowings from non-controlling interest shareholders outstanding as of June 30, 2019 and 2020 represented a loan with a principal amount of IDR10,600,000,000 (equivalent to RMB5,172,000 on June 30, 2019 and RMB5,289,000 on June 30, 2020) and bearing an interest rate of 6% per annum. The loan has a term of five years. The loan was classified as current liability as of June 30, 2021 and December 31, 2021, equivalent to RMB4,748,000 and RMB4,755,000 on June 30, 2021 and December 31, 2021 respectively.
The long-term borrowings from non-controlling interest shareholders outstanding as of June 30, 2021 and December 31, 2021 represented two loans:
(i)
A loan obtained in a subsidiary acquired during the year ended June 30, 2021 with principal amount of SGD1,350,000 (equivalent to RMB6,484,000 on June 30, 2021). The loan bears an interest rate of 3% per annum and as agreed with the lender. As agreed with the lender, the loan is not required to be repaid until certain performance conditions are met by the subsidiary. As of June 30, 2021 and December 31, 2021, such performance conditions were not expected to be met within one year.

(ii)
A loan with principal amount of US$20,000 (equivalent to RMB141,000 and RMB128,000 on June 30, 2020 and 2021, respectively) and bearing interest rate of 9% per annum. The loan was with a term of 5 years and will expire in December 2022. The loan was reclassified as current liabilities as of December 31, 2021.

The unsecured bank loans from PRC banks outstanding as of June 30, 2020 under current liabilities included the following three loans, which were fully repaid in July 2020:
(i)
an unsecured loan of RMB50,000,000 obtained from a commercial bank in China on December 17, 2019, with a term of 1 year and bearing an interest rate of 4.15% per annum;

(ii)
an unsecured loan of RMB150,000,000 obtained from a commercial bank in China on March 16, 2020, with maturity date at September 12, 2020 and bearing an interest rate of 3.70% per annum; and

FINANCIAL INFORMATION

(iii)
an unsecured loan of RMB200,000,000 obtained from a commercial bank in China on February 28, 2020, with a term of one year and bearing an interest rate of 3.85% per annum. The loan was subject to the fulfilment of covenants relating to certain financial ratios of MINISO Guangzhou. As of June 30, 2020, MINISO Guangzhou did not meet certain financial ratios and the loan has become repayable on demand.

See note 26 to Accountants’ Report in Appendix I to this document for more information.
Lease Liabilities
Our lease liabilities are in relation to properties that we lease primarily for our office premises, directly operated stores and warehouses. The following table sets forth our lease liabilities as of the dates indicated:
	As of June 30,				As of December 31,		As of February 28,
	2019	2020	2021		2021		2022
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
							(Unaudited)

Current	186,737	224,080	321,268	50,414	268,425	42,122	290,216	45,541
Non-current	309,833	378,894	483,144	75,816	411,304	64,543	429,635	67,419
Total	496,570	602,974	804,412	126,230	679,729	106,665	719,851	112,960
See note 28 to Accountants’ Report in Appendix I to this document for more information.
Except as discussed above, as of February 28, 2022, we did not have any material mortgages, charges, debentures, loan capital, debt securities, loans, bank overdrafts or other similar indebtedness, finance lease or hire purchase commitments, liabilities under acceptances (other than normal trade bills), acceptance credits, which are either guaranteed, unguaranteed, secured or unsecured, or guarantees or other contingent liabilities.
CONTINGENT LIABILITIES
Commitment of Tax Payments
In connection with the acquisition of land use right and the construction of the headquarters building in Guangzhou, we committed to pay a certain amount of tax levies to a local government in Guangzhou for a five-year period starting from January 1, 2021. If we fail to meet such commitment, we will have to compensate the shortfall. On January 25, 2021, MINISO Guangzhou provided a performance guarantee of RMB160,000,000 issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2021, which was valid from April 1, 2021 to March 31, 2022. Our Directors have assessed that, based on the projection of and actual relevant taxes and surcharges paid and payable during the calendar year of 2021 we are expected to meet and have met the commitment for the calendar year of 2021 and thus it is not probable that we need to make such compensation to the local government under the above performance guarantee. No provision has therefore been made in respect of this matter as of June 30, 2021 or December 31, 2021.
Lawsuit regarding Employees’ Compensation Dispute
During the fiscal year ended June 30, 2020, certain former employees (“Plaintiffs”) of our overseas subsidiaries in the U.S. filed a complaint regarding employees’ compensation dispute. In response to this matter, we retained attorneys to engage in settlement discussions with the Plaintiffs. As of June 30, 2020 and 2021, the negotiation results and the expected settlement amount could not be reasonably estimated as the discussions were still in progress. No provision has therefore been made in respect of this matter as of June 30, 2020 or 2021. During the six months ended December 31, 2021, the parties entered into a settlement agreement

FINANCIAL INFORMATION

which is subject to court approval. A provision amounting to US$1,250,000 (equivalent to RMB8,090,000) was made based on the expected settlement amount accordingly.
Save as disclosed above, as of June 30, 2019, 2020 and 2021 and December 31, 2021, we did not have any material contingent liabilities.
CAPITAL EXPENDITURES
Our capital expenditures are primarily incurred for the purposes of building our new headquarters project, purchasing IT systems and renovating MINISO stores that we directly operated. Our capital expenditures were RMB116.1 million, RMB57.0 million, RMB180.3 million (US$28.3 million) and RMB1,120.0 million (US$175.7 million) in the fiscal years ended June 30, 2019, 2020, 2021 and in the six months ended December 31, 2021, respectively. We intend to fund our future capital expenditures with our existing cash balance, short-term investments and anticipated cash flows from operations. We will continue to make well- planned capital expenditures to meet the expected growth of our business.
CONTRACTUAL OBLIGATIONS
Capital Commitments
The following table sets forth our capital commitments as of the dates indicated:
	As of June 30,				As of December 31,
	2019	2020	2021		2021
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Contracted purchase of software	14,627	13,531	5,182	813	1,821	286
Contracted purchase of property	—	—	101,779	15,971	—	—
Contracted purchase of construction projects	—	—	—	—	852,834	133,828
Contracted purchase of property improvements	—	—	21,679	3,402	—	—
Contracted for	14,627	13,531	128,640	20,186	854,655	134,114
Authorized but not contracted for construction projects	—	—	—	—	15,713	2,466
Total	14,627	13,531	128,640	20,186	870,368	136,580
DIVIDENDS
We are a holding company incorporated under the laws of the Cayman Islands. In order for us to distribute any dividends to our shareholders, we may rely on dividends distributed by our PRC subsidiaries for our cash requirements. PRC laws require that dividends be paid by PRC companies only out of the profit for the year calculated according to PRC accounting principles, which differ in many aspects from the generally accepted accounting principles in other jurisdictions, including IFRS. PRC laws also require a PRC company to set aside at least 10% of its after-tax profits, if any, to fund its statutory reserves, which are not available for distribution as cash dividends. Dividend distribution to our Shareholders is recognized as a liability in the period in which the dividends are approved by our Shareholders or Directors, where appropriate. On August 19, 2021, our Directors declared a cash dividend in the amount of US$0.156 per ADS, or US$0.039 per ordinary share, payable as of the close of business on September 9, 2021 to shareholders of record as of the close of business on August 31, 2021. The aggregate amount of cash dividends paid was approximately US$47.2 million, which was funded by surplus cash on our balance sheet. During the Track Record Period, no other dividends have been paid or declared by us.
DISTRIBUTABLE RESERVES
As of December 31, 2021, we had distributable reserves of RMB6,647.1 million (US$1,043.0 million).

CONNECTED TRANSACTIONS

The following section sets forth sets forth supplemental information concerning connected transactions pursuant to the Hong Kong Listing Rules.
OUR CONNECTED PERSONS
The table below sets forth parties who will become our connected persons upon Listing and the nature of their relationship with our Company. We have entered into certain transactions which will constitute our continuing connected transactions following the Listing with the following connected persons:
Name	Connected relationship
Mr. Ye	the chairman of the Board, an executive Director, the chief executive officer and a Controlling Shareholder of our Company
Haydon (Shanghai) Technology Co., Ltd. (黑洞(上海)科技有限公司) (“Haydon SH”)	a company ultimately controlled by Mr. Ye, and hence an associate of Mr. Ye (as defined in Rule 14A.12(c) of the Listing Rules)
Wow Color Beauty (Guangdong) Technology Limited (色界美妝(廣東)科技有限公司) (“Wow Color Beauty”)	a company ultimately controlled by Mr. Ye, and hence an associate of Mr. Ye (as defined in Rule 14A.12(c) of the Listing Rules)
Henhaohe Tea Guangdong Limited (很好喝茶飲(廣東)有限公司) (“HHH Tea”)	a company ultimately controlled by Mr. Ye, and hence an associate of Mr. Ye (as defined in Rule 14A.12(c) of the Listing Rules)
Guangzhou Chuyunju Catering Service Co., Ltd. (廣州市楚雲居餐飲服務有限公司) (“Chuyunju Catering”)	a company ultimately controlled by Mr. Ye, and hence an associate of Mr. Ye (as defined in Rule 14A.12(c) of the Listing Rules)
MINISO Lifestyle Negeria Limited (“MINISO Nigeria”)	a company controlled by YGF MC Limited, which is wholly-owned by Mr. Ye, and hence an associate of Mr. Ye (as defined in Rule 14A.12(c) of the Listing Rules)
SUMMARY OF OUR CONTINUING CONNECTED TRANSACTIONS
We have entered into the following transactions that will constitute continuing connected transactions under Rule 14A.31 of the Listing Rules upon Listing:
	Applicable Listing Rule	Waiver sought	Proposed annual cap for the fiscal year endingJune 30,
Transaction			2022	2023	2024
			(RMB’000)
Fully-exempt continuing connected transactions
1. Procurement of lifestyleproducts by our Group	Rule 14A.76(1)	N/A	N/A	N/A	N/A
2. Provision of catering services to our Group	Rule 14A.76(1)	N/A	N/A	N/A	N/A
3. IP licensing, sales and distribution of products by our Group	Rule 14A.76(1)	N/A	N/A	N/A	N/A
Partially-exempt continuing connected transactions
4. Provision of IT support and consulting services by our Group	Rule 14A.35	Announcement	22,791	9,000	9,000
	Rule 14A.76(2)
	Rule 14A.105

CONNECTED TRANSACTIONS

FULLY-EXEMPT CONTINUING CONNECTED TRANSACTIONS
1. Procurement of Lifestyle Products by our Group
On [•], 2022, MINISO (Guangzhou) Co., Ltd. (for itself and on behalf of other members of our Group) entered into a framework agreement (the “Procurement of Lifestyle Products Framework Agreement”) with Haydon SH and Wow Color Beauty, respectively, in relation to the procurement of lifestyle products by our Group, with effect from the Listing. Pursuant to the Procurement of Lifestyle Products Framework Agreement, each of Haydon SH and Wow Color Beauty will sell certain lifestyle products, consisting of mainly cosmetics and personal care products, to us in the ordinary and usual course of business and is on normal commercial terms or better. Both of Haydon SH and Wow Color Beauty have been providing a steady supply and large volume of lifestyle products for our sales historically. We expect to continue to procure lifestyle products from each of Haydon SH and Wow Color Beauty following the Listing. The initial term of the Procurement of Lifestyle Products Framework Agreement will commence on the Listing Date and end on June 30, 2024 (both days inclusive).
Since the highest of the applicable percentage ratios in respect of this transaction is expected to be, on an annual basis, less than 0.1%, pursuant to Rule 14A.76(1) of the Listing Rules, the sales of lifestyle products contemplated under the Procurement of Lifestyle Products Framework Agreement constitutes de minimis transaction which will be fully exempt from the annual reporting, annual review, announcement and independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.
2. Provision of Catering Services to our Group
On [•], 2022, MINISO (Guangzhou) Co., Ltd. (for itself and on behalf of other members of our Group) entered into a framework agreement (the “Catering Services Framework Agreement”) with Chuyunju Catering to regulate the provision of catering services to our Group, with effect from the Listing. Pursuant to the Catering Services Framework Agreement, Chuyunju Catering will provide catering services to us for our employees and our events. It is conducted in the ordinary and usual course of business and is on normal commercial terms or better. For catering services provided to our employees, the fees will be determined based on a standard minimum price per meal determined multiplied by the number of meals consumed by our employees for the month. For catering services provided to our guests, the fees will be based on the prevailing market rate for the meals. The initial term of the Catering Services Framework Agreement will commence on the Listing Date and end on June 30, 2024 (both days inclusive).
Since the highest of the applicable percentage ratios in respect of this transaction is expected to be, on an annual basis, less than 0.1%, pursuant to Rule 14A.76(1) of the Listing Rules, the provision of catering services contemplated under the Catering Services Framework Agreement constitutes de minimis transaction which will be fully exempt from the annual reporting, annual review, announcement and independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.
3. IP Licensing, Sales and Distribution of Products by our Group
On [•], 2022, MINISO Hong Kong Limited (for itself and on behalf of other members of our Group) entered into a framework agreement (the “IP Licensing, Sales and Distribution Framework Agreement”) with MINISO Nigeria to grant to MINISO Nigeria (i) exclusive licenses for the use of certain intellectual property rights in Nigeria owned by MINISO Hong Kong Limited, including but not limited to trademarks, particular package and decoration, patents, technical know-how and operation standard (the “Licensed IP Rights”) that are owned by us charged by a one-off license fee based on the term of the licensing arrangement; and (ii) an exclusive right to establish MINISO stores in Nigeria as a distributor of our Group, with effect from the Listing Date.
MINISO Nigeria will use the Licensed IP Rights within the scope specified in the IP Licensing, Sales and Distribution Framework Agreement. In addition, under the agreement, MINISO Hong Kong Limited will sell and distribute to MINISO Nigeria the products under the brand of MINISO, including products which comprise intellectual property licensed by external IP licensors collaborating with the brand of MINISO (the

CONNECTED TRANSACTIONS

“IP Licensed Products”). For details of the licence agreement and sales and distribution agreement our Company typically enter with our overseas distributors, please see the section headed “Business — Our Store Network — Store Operation Overseas”.
As the Licensed IP Rights has obtained wide consumer and social recognition with substantial reputation and goodwill in the “MINISO” brand, the Directors consider that granting of the Licensed IP Rights to MINISO Nigeria, being our distributor, will enable MINISO Nigeria to leverage on the popularity and reputation of our Group, thereby further promote the sale of IP Licensed Products and contribute to the growth of our business. The initial term of the IP Licensing, Sales and Distribution Framework Agreement will commence on the Listing Date and end on June 30, 2024 (both days inclusive).
Since the highest of the applicable percentage ratios in respect of this transaction is expected to be, on an annual basis, less than 0.1%, pursuant to Rule 14A.76(1) of the Listing Rules, the transactions under the IP Licensing, Sales and Distribution Framework Agreement constitute de minimis transactions and are fully exempt from the annual reporting, annual review, announcement and independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.
PARTIALLY-EXEMPT CONTINUING CONNECTED TRANSACTIONS
4. Provision of IT Support and Consulting Services by our Group
On [•], 2022, MINISO Digital Technology (Guangzhou) Co., Ltd. (創優數字科技(廣州) 有限公司) (“MINISO Digital”) (for itself and on behalf of other members of our Group) entered into a framework agreement (the “IT Support and Consulting Services Framework Agreement”) with each of (i) Haydon SH, (ii) Wow Color Beauty and (iii) HHH Tea, respectively, in relation to the provision of IT system implementation, authorization of use of software, operation and maintenance, information technology consultation and data analysis services (the “IT Support and Consulting Services”) by our Group, with effect from the Listing Date.
The initial term of the IT Support and Consulting Services Framework Agreement will commence on the Listing Date and end on June 30, 2024 (both days inclusive). Separate underlying agreements will be entered into which will set out the precise scope of services, service fees calculation, method of payment and other details of the service arrangement in the manner provided in the IT Support and Consulting Services Framework Agreement.
Pursuant to the IT Support and Consulting Services Framework Agreement, we will continue to provide IT Support and Consulting Services to each of (i) Haydon SH, (ii) Wow Color Beauty and (iii) HHH Tea. Haydon SH, Wow Color Beauty and HHH Tea will in return pay us a service fee for the IT Support and Consulting Services provided.
Reasons for the transactions
Throughout the years, we have developed our own customized IT system and team of support professionals tailored for a mass network of retail produce sales, which has enabled us to effectively monitor various operational metrics for both our supply chain and customer base and allowed us to conduct data analysis to further satisfy our business needs and goals.
To leverage on our existing IT infrastructure and capability and in order to fully utilize any spare capacity of our IT system, we have respectively entered into the IT Support and Consulting Services Framework Agreement with Haydon SH, Wow Color Beauty and HHH Tea, which can benefit from the IT infrastructure and system we have established. Our Directors consider that the provision of IT Support and Consulting Services by MINISO Digital would benefit our Group through facilitating full utilization of our IT capacities and receiving service fee payment from the service recipients to reduce our unit IT costs on a larger scale, especially during our non-peak season. It would also enable them to reduce the initial IT system set-up cost by leveraging on our readily available IT infrastructure and to receive reliable ongoing IT Support and Consulting Services suited to their needs as retail product sellers.

CONNECTED TRANSACTIONS

Pricing policy
The service fees to be charged by us for provision of IT Support and Consulting Services to Haydon SH, Wow Color Beauty and HHH Tea comprise of (a) an initial one-off set-up cost, (b) a maintenance fee, determined based on the utilization rate of the IT Support and Consulting Services in each service period and the costs of provision of such services, and (c) a service fee margin determined based on peer profit margin of similar IT Support and Consulting Services provided by independent third parties service providers.
We will only enter into a specific service agreement under the IT Support and Consulting Services Framework Agreement if (i) the terms and conditions are fair and reasonable and based on normal or no less favorable commercial terms as compared to our provision of similar IT Support and Consulting Services to other customers who are independent third parties; and (ii) it is in the best interests of our Company and the Shareholders as a whole.
Historical amounts, annual caps and basis of annual caps
For the three fiscal years ended June 30, 2019, 2020 and 2021 and for the six months ended December 31, 2021, the amounts of IT Support and Consulting Services provided to Haydon SH, Wow Color Beauty and HHH Tea, on an aggregated basis, amounted to nil, nil, approximately RMB13.00 million and RMB13.95 million, respectively.
For the fiscal years ending June 30, 2022, 2023 and 2024, the relevant annual caps for the provision of IT Support and Consulting Services are expected to be RMB22.791 million, RMB9 million and RMB9 million, respectively. One-off set up fees have been collected in the six months ended December 31, 2021, which leads to an increased estimate for the annual cap for the fiscal year ending June 30, 2022, as compared to the ongoing service and maintenance fees for 2023 and 2024.
The annual caps were determined taking into account the following key factors:
(a)
the aforesaid historical transaction amounts and the existing agreements and projects between our Group and each of Haydon SH, Wow Color Beauty and HHH Tea, respectively;

(b)
the expected increase in demand (in particular for the fiscal year ending June 30, 2022) of Haydon SH, Wow Color Beauty and HHH Tea for our IT Support and Consulting Services based on their business needs; and

(c)
the resources budgeted by us for the provision of IT Support and Consulting Services.

Based on the above, our Directors consider that the proposed annual caps are fair and reasonable.

SUBSTANTIAL SHAREHOLDERS

The following section sets forth updated information concerning substantial shareholders subsequent to the filing of our 2021 Form 20-F.
So far as our Directors are aware, immediately following the completion of the Global Offering and assuming the Presumptions, the following persons will have interests and/or short positions (as applicable) in the Shares or underlying Shares which would fall to be disclosed to the Company and the Stock Exchange pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or, will be, directly or indirectly, interested in 10% or more of the issued voting rights of our Company or any other member of our Group:
Name of substantial shareholders	Capacity/Nature of Interest	Number of Shares(1)	Approximate percentage of shareholding in each class of share of our Company after the Global Offering(1)
YYY MC Limited(2)	Beneficial interest	257,849,197	[20.19]%
YYY Development Limited(2)	Interest in controlled corporation	257,849,197	[20.19]%
YGF MC Limited(3)	Beneficial interest	203,265,382	[15.92]%
Mini Investment Limited(4)	Beneficial interest	328,290,482	[25.71]%
YGF Development Limited(4)	Interest in controlled corporation	328,290,482	[15.92]%
Mr. Ye(2)(3)(4)(5)	Interest in controlled	789,405,061	[61.82]%
	corporations/founder of a discretionary
	trust/beneficiary of a trust/interest of
	spouse
Ms. Yang(2)(3)(4)(5)	Interest in controlled	789,405,061	[61.82]%
	corporations/founder of a discretionary
	trust/beneficiary of a trust/interest of
	spouse

Notes:
(1)
The table assumes (i) the Global Offering becomes unconditional and the Offer Shares are issued pursuant to the Global Offering, (ii) the Over-allotment Option is not exercised and no Shares are issued under the 2020 Share Incentive Plan, and (iii) no Shares are issued or cancelled and no other potential change to the share capital materialize as described in “Share Capital — Potential changes to share capital”.

(2)
YYY MC Limited is wholly-owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yang is both the settlor and protector of YYY Trust and is deemed to be the controlling person of the YYY Trust. Under the SFO, Ms. Yang is deemed to be interested in all the interests in our Company held by YYY MC Limited. An agreement has been entered in March 2022, pursuant to which the 257,849,197 class A ordinary shares held by YYY MC Limited are subject to share pledge to Haitong International Capital (HK) Limited. Haitong International Capital (HK) Limited is a fellow subsidiary of one of our Joint Sponsors, Haitong International Capital Limited.

(3)
YGF MC Limited is wholly-owned by Mr. Ye.

(4)
Mini Investment Limited is wholly-owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Ye is both the settlor and the protector of YGF Trust and is deemed to be the controlling person of the YGF Trust. Under the SFO, Mr. Ye is deemed to be interested in all the interests in our Company held by Mini Investment Limited.

(5)
Mr. Ye and Ms. Yang are spouses, and are therefore deemed to be interested in the equity interests held by each other.

DIRECTORS AND SENIOR MANAGEMENT

The following section sets forth updated information concerning directors and senior management subsequent to the filing of our 2021 Form 20-F.
DIRECTORS
Our Board consists of six Directors, comprising three executive Directors and three independent non-executive Directors. The following table provides certain information about the Directors:
Name	Age	Position	Date of joining our Group	Date of appointment as a Director	Roles and responsibilities
YE Guofu (葉國富)	44	Executive Director, Chairman of the Board and Chief Executive Officer	December 2013	January 2020	Responsible for the overall strategy, business development and management of our Group
LI Minxin (李敏信)	50	Executive Director and Executive Vice President	December 2013	February 2020	Responsible for the overall strategy, legal and business development of our Group
ZHANG Saiyin (張賽音)	42	Executive Director, Chief Financial Officer and Executive Vice President	July 2017	February 2020	Responsible for the overall strategy, the accounting, internal controls functions, and the capital markets activities of our Group
XU Lili (徐黎黎)	40	Independent non-executive Director(1)	October 2020	October 2020	Supervising and providing professional opinion and judgment to the Board and serving as chairwoman and/or members of certain committees of the Board
ZHU Yonghua (朱擁華)	41	Independentnon-executive Director(1)	October 2020	October 2020	Supervising andproviding professional opinion and judgment the Board and serving as chairman and/or members of certain committees of the Board
WANG Yongping (王永平)	53	Independent non-executive Director(1)	November 2021	November 2021	Providing independent opinion and judgment to the Board and serving as chairman and/or members of certain committees of the Board

Note:
(1)
Ms. Xu, Mr. Zhu and Mr. Wang are our independent directors under applicable U.S. regulations and are also independent non-executive directors for the purpose of the Listing Rules. We have determined that Ms. Xu qualifies as an “audit committee financial expert” under the applicable rules of the SEC and has the appropriate professional accounting or financial management experience.

Save as disclosed below, none of the Directors had held any directorships in listed companies during the three years immediately prior to the Latest Practicable Date, there is no other information in respect of the Directors to be disclosed pursuant to Rules 13.51(2)(a) to (v) of the Listing Rules, and there is no other matter that needs to be brought to the attention of Shareholders or potential investors.

DIRECTORS AND SENIOR MANAGEMENT

Executive Directors
Mr. YE Guofu (葉國富), aged 44, is our executive Director and founder, and has served as the chairman of the Board since February 2020 and the chief executive officer of our Company since February 2020. Mr. Ye is responsible for the overall strategy, business development and management of our Group.
Mr. Ye founded Miniso Corporation, the predecessor of our Group, in August 2009 and has since then served as the chief executive officer of Miniso Corporation until August 2018. After Miniso Guangzhou, our PRC holding entity before we established our offshore holding structure, was established in October 2017, Mr. Ye has since then been serving as a director and the general manager of Miniso Guangzhou. Mr. Ye accumulated immense mastery in trendy fashion during the period of Chinese economic transformation and seized the opportunity to improve the social quality consumption patterns, bringing a new business model in China.
Mr. Ye received his junior college diploma in economic management from Zhongnan University of Economics and Law in China in July 2001.
Mr. LI Minxin (李敏信), aged 50, is our executive Director and has served as an executive vice president of our Company since February 2020. Mr. Li is responsible for the overall strategy, legal and business development of our Group.
DIRECTORS AND SENIOR MANAGEMENT
Mr. Li served as an executive vice president in charge of business development at Miniso Corporation, the predecessor of our Group, from February 2010 to August 2018. After Miniso Guangzhou was established in October 2017, Mr. Li has been served as an executive vice president of Miniso Guangzhou in charge of business development from August 2018 and served as a director of Miniso Guangzhou from December 2018 to March 2020. Before that, Mr. Li operated his own franchisee business in the apparel industry and accumulated substantial industry experience.
Mr. ZHANG Saiyin (張賽音), aged 42, is our executive Director and has served as the chief financial officer and executive vice president of our Company since February 2020. Mr. Zhang is responsible for the overall strategy, the accounting, internal controls functions, and the capital markets activities of our Group.
Mr. Zhang will be appointed as an independent non-executive director of ClouDr Group Limited, a chronic condition management solution provider in China, upon its listing on the Main Board of the Stock Exchange. Mr. Zhang joined Miniso Corporation in July 2017 and served as the chief financial officer and a vice president of Miniso Corporation from July 2017 to October 2018. After Miniso Guangzhou was established, Mr. Zhang served as a director of Miniso Guangzhou from December 2018 to March 2020 and have been serving as the chief financial officer and an executive vice president of Miniso Guangzhou since October 2018. Prior to joining our Group, Mr. Zhang served as the assistant general manager and the chief financial officer of China Resources Textiles (Holdings) Company Limited, a company engaging in producing, processing and distribution of textile products and brand garments, from June 2015 to July 2017 and served multiple finance leadership roles at the same companies from April 2011 to May 2015. Prior to that, Mr. Zhang served as a manager of the finance department at Shenzhen Jinjia Color Printing Group Co., Ltd. (SZSE: 2191), a company engaging in the production and distribution of cigarette label products and the development and manufacture of package printing materials listed on the Shenzhen Stock Exchange, from September 2009 to March 2011. Mr. Zhang served as a senior auditor at the Shenzhen office of Deloitte Touche Tohmatsu Limited from July 2005 to September 2009. Prior to that, Mr. Zhang served in overseas investment and financing department at ZTE Corporation (SZSE: 0063; HKEX: 0763), a company providing integrated telecommunications and information technology solutions worldwide listed on the Shenzhen Stock Exchange and the Main Board of the Stock Exchange, from March 2004 to July 2005.
Mr. Zhang received his bachelor’s degree in accounting from Huazhong Agricultural University in China in June 2002 and his master’s degree in accounting and finance from University of Birmingham in the United Kingdom in September 2003. Mr. Zhang is also a member of Association of Chartered Certified Accountants Southern China Steering Team since July 1, 2020.

DIRECTORS AND SENIOR MANAGEMENT

Independent Non-Executive Directors
Ms. XU Lili (徐黎黎), aged 40, has served as our independent director since October 2020 and was re-designated as an independent non-executive Director with effect from the Listing Date.
Ms. Xu has served as an independent director of Yalla Group Limited (NYSE: YALA), a social networking and entertainment platform company listed on the New York Stock Exchange, since February 2021. In addition, Ms. Xu has served as the chief financial officer of ClouDr Group Limited, a chronic condition management solution provider in China, since October 2020. Prior to that, Ms. Xu served as the chief financial officer of Tongdao Liepin Group (HKEX: 6100), a company engaging in the provision of a variety of talent acquisition services to individual, businesses and head hunters listed on the Main Board of the Stock Exchange, from March 2014 to September 2020 and an executive director from March 2018 to September 2020. Prior to that, Ms. Xu held various positions at General Electric Company (NYSE: GE), a high-tech industrial company listed on the New York Stock Exchange, including as the chief financial officer of GE Power Generation Services China, from January 2005 to March 2014.
Ms. Xu received a bachelor’s degree in international business from Nanjing University in China in June 2003 and a master of science degree in local economic development from the London School of Economics and Political Science in the United Kingdom in November 2004. Ms. Xu is a public accountant certified by the Board of Accountancy of Washington State of the United States since June 2012.
Mr. ZHU Yonghua (朱擁華), aged 41, has served as our independent director since October 2020 and was re-designated as an independent non-executive Director with effect from the Listing Date.
Mr. Zhu has been the founding partner of Long-Z (formerly Meituan DragonBall Capital), a venture capital fund, since January 2017 in charge of the overall investment of Long-Z. Mr. Zhu served as an executive director of the department of investment in modern agriculture and food at Legend Holdings Corporation (HKEX: 3396), a leading industrial investment and operations company in China listed on the Main Board of the Stock Exchange, from November 2014 to December 2016. Mr. Zhu worked at Tiantu Capital, an investment management company, from 2007 to October 2014.
Mr. Zhu received a master’s degree in finance from Newcastle University in the United Kingdom in December 2005.
Mr. WANG Yongping (王永平), aged 53, has served as our independent director since November 2021 and was re-designated as an independent non-executive Director with effect from the Listing Date.
Mr. Wang has served as the president of China Commercial Real Estate Association since August 2016 and as a vice chairman of the Commerce Economy Association of China since April 2018. Mr. Wang has also served as an independent director of Easyhome New Retail Group Co., Ltd. (SZSE: 0785) (“Easyhome”), a China-based company engaging in investment, development, merchandize distributorship, marketing and service of the home building material industry and listed on the Shenzhen Stock Exchange, since December 2019, and an independent non-executive director of SCE Intelligent Commercial Management Holdings Limited (HKEX: 0606) (“SCE”), a China-based investment holding company that mainly provides integrated property management services listed on the Main Board of the Stock Exchange, since June 2021. From April 2017 to May 2020, he served as an independent director at Winner Technology Co., Inc. (SZSE: 300609) (“Winner Technology”), a data operation services provider listed on the Shenzhen Stock Exchange.
Mr. Wang was an independent director of Shanghai Youyouto Investment Development Co., Ltd. (“Shanghai Youyouto”), a limited liability company established in the PRC principally engaged in the operation of children’s indoor amusement park, from March 2016 to March 2019, where he was primarily responsible for providing independent advice on its operations and management. Shanghai Youyouto was declared bankrupt on December 22, 2020 and is currently in the process of liquidation. Mr. Wang confirmed that he was not involved in the management and operation of the business of Shanghai Youyouto. During his directorship with Shanghai Youyouto, Mr. Wang attended the meetings of Shanghai Youyouto as its independent director whenever notified and had reviewed meeting proposals and resolutions provided to him

DIRECTORS AND SENIOR MANAGEMENT

in relation to the composition of the board of directors, appointment of new directors and amendment of Shanghai Youyouto’s articles of association. Mr. Wang confirmed that he had not breached his fiduciary duties and duties of due diligence during his directorship with Shanghai Youyouto. Mr. Wang further confirmed that to the best of his knowledge and belief, as of the Latest Practicable Date, no claims had been made against him and he was not aware of any threatened or potential claims made against him and there are no outstanding claims and/or liabilities as a result of the liquidation of Shanghai Youyouto.
Before joining our Group, Mr. Wang held various senior management positions in several national commercial real estate institutions. Mr. Wang served as director at Beijing Sperry Real Estate Brokerage Co., Ltd. from March 2014 to February 2020. He also served as an executive general manager mainly responsible for its daily management at Zhongshang Lianmeng (Beijing) Real Estate Consulting Co., Ltd. from April 2011 to December 2020. Mr. Wang served as an executive vice secretary-general, vice chairman and secretary-general at China Federation of Urban Commercial Outlets Construction Administration from November 2003 to July 2010. He served as a director at Zhongshang Lianmeng (Beijing) Commercial Investment Co., Ltd. from September 2011 to July 2017. Mr. Wang also served as an executive editor-in-chief and editor-in-chief at Journal of Commercial Economics from May 2002 to September 2018 and as a reporter and a chief reporter, mainly responsible for business news gathering and editing at China Business Herald from September 1990 to April 2002.
Mr. Wang received his bachelor’s degree in economics from Hangzhou College of Commerce (now known as Zhejiang Gongshang University) in China in July 1990.
In respect of the liquidation of Shanghai Youyouto, having taking into account (i) Mr. Wang’s confirmations above; (ii) no search results have been found in public domain that Mr. Wang was subject to any sanction, public reprimand or any limitation which would affect his suitability to act as a director; (iii) Mr. Wang’s confirmation that he has never been involved in any legal proceedings in the PRC, Hong Kong and any other jurisdictions; and (iv) Mr. Wang’s experience acting as director in other listed companies during or after the period when Mr. Wang was an independent director of Shanghai Youyouto, including an independent director of Winner Technology from April 2017 to May 2020, an independent director of Easyhome since December 2019 and an independent director of SCE since June 2021, our Directors are of the view that the bankruptcy of Shanghai Youyouto should not negatively affect Mr. Wang’s suitability to act as our independent non-executive Director.

DIRECTORS AND SENIOR MANAGEMENT

SENIOR MANAGEMENT
The following table provides information about members of the senior management of our Company:
Name	Age	Position	Date of joining our Group	Date of appointment as an executive officer	Roles and responsibilities
YE Guofu (葉國富)	44	Executive Director,Chairman ofthe Board andChief ExecutiveOfficer	December 2013	February 2020	Responsible for the overall strategy,business developmentand management of ourGroup
LI Minxin (李敏信)	50	ExecutiveDirector andExecutive VicePresident	December 2013	February 2020	Responsible for theoverall strategy, legaland businessdevelopment of ourGroup
ZHANG Saiyin (張賽音)	42	ExecutiveDirector, ChiefFinancialOfficer andExecutive VicePresident	July 2017	February 2020	Responsible for theoverall strategy, theaccounting, internalcontrols functions, andthe capital marketsactivities of our Group
DOU Na(竇娜)	37	Executive Vice President	December 2013	February 2020	Responsible for product design anddevelopment of ourGroup
YANG Yunyun (楊雲雲)	45	Vice President	December 2013	February 2020	Responsible for risk management of ourGroup
Mr. YE Guofu (葉國富), aged 44, is our executive Director, chairman of the Board and the chief executive officer. For further details, please see the paragraphs headed “— Executive Directors” in this section.
Mr. LI Minxin (李敏信), aged 50, is our executive Director and executive vice president. For further details, please see the paragraphs headed “— Executive Directors” in this section.
Mr. ZHANG Saiyin (張賽音), aged 42, is our executive Director, chief financial officer and executive vice president. For further details, please see the paragraphs headed “— Executive Directors” in this section.
Ms. DOU Na (竇娜), aged 37, has served as an executive vice president of our Company since February 2020. Ms. Dou is responsible for product design and development of our Group.
Ms. Dou served as a director of Miniso Corporation from August 2018 to September 2020 and an executive vice president of Miniso Corporation from September 2009 to August 2018 in charge of product design and development. After Miniso Guangzhou was established, Ms. Dou has served as an executive vice president of Miniso Guangzhou in charge of product development since August 2018 and as a director of Miniso Guangzhou from December 2018 to March 2020.
Ms. Dou received her specialist degree in clinical medicine from Wuhan University in China in July 2004 and her bachelor’s degree in product design from Jiangnan University in China in June 2020.
Ms. YANG Yunyun (楊雲雲), aged 45, has served as a vice president of our Company since February 2020. Ms. Yang is responsible for the risk management of our Group.
Ms. Yang served as a director of Miniso Corporation from August 2018 to September 2020 and an executive vice president of the risk management center of Miniso Corporation from September 2009 to August 2018. After Miniso Guangzhou was established, Ms. Yang has served as an executive vice president of Miniso Guangzhou in charge of risk management since August 2018 and as a director of Miniso Guangzhou from December 2018 to March 2020.

DIRECTORS AND SENIOR MANAGEMENT

Ms. Yang completed a specialist online course on mental health education at Beijing Normal University in July 2020.
COMPANY SECRETARIES
Mr. ZHANG Jingjing (張靖京) has been appointed as a joint company secretary with effect from the Listing Date. Mr. Zhang currently serves as our director of capital markets and his responsibilities mainly cover investor relations, corporate strategy and investment. Mr. Zhang has over 10 years of experience in capital markets. Before joining us, he served in various roles in investor relations area at several TMT companies in China, including Qutoutiao Inc. (NASDAQ: QTT) and Weibo Corp. (NASDAQ: WB). Mr. Zhang received his dual bachelor degrees in World History and Business Administration from Nankai University in June 2011 and is currently an MBA candidate of the finance executive program at China Europe International Business School. Mr. Zhang is a Chartered Financial Analyst and a non-practicing member of the Chinese Institute of Certified Public Accountants.
Ms. WONG Hoi Ting (黃凱婷) has been appointed as a joint company secretary with effect from the Listing Date. Ms. Wong is an assistant manager of the listing services department of TMF Hong Kong Limited, responsible for providing corporate secretarial and compliance services to listed companies. She has over 8 years of experience in the corporate secretarial field. Ms. Wong is an associate of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom. Ms. Wong holds a bachelor of social sciences from Lingnan University in Hong Kong in October 2009 and a master of science in professional accounting and corporate governance from City University of Hong Kong in Hong Kong in July 2014.
CORPORATE GOVERNANCE
Audit Committee
Our audit committee is in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code set out in Appendix 14 to the Listing Rules, except for the terms of reference required by paragraphs C.3.3 and C.3.7 of the Corporate Governance Code. However, the charter of our audit committee complies with the rules of NYSE and the rules of the SEC. The primary duties of the Company’s are, among other things, to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters, review the adequacy of our internal control over financial reporting, and review all related party transactions for potential conflict of interest situations and approving all such transactions. The audit committee comprises three independent non-executive Directors, namely Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping. Ms. Xu, being the chairwoman of the committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.
Compensation Committee
Our compensation committee is in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code set out in Appendix 14 to the Listing Rules, except for the terms of reference required by paragraph B.1.2 of the Corporate Governance Code. However, the charter of our compensation committee complies with the rules of NYSE. The primary duties of the compensation committee are to review and make recommendations to the Board of Directors with respect to director compensation, evaluate the performance of our chief executive officer and chief financial officer and review and make recommendations to the Board regarding the terms of their compensation, and review and approve the compensation of our other executive officers and senior management. The compensation committee comprises Mr. ZHU Yonghua, Ms. XU Lili, Mr. WANG Yongping and Mr. YE Guofu. Mr. Zhu is the chairman of the committee.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee complies with the requirements in respect of nomination committees in the Corporate Governance Code set out in Appendix 14 to the Listing Rules.

DIRECTORS AND SENIOR MANAGEMENT

The primary duties of the nominating and corporate governance committee are, among other things:
(a)
in respect of its nomination functions, to develop and recommend to the Board criteria for board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board’s committees, and develop and recommend to the Board a set of corporate governance guidelines; and

(b)
in respect of its corporate governance functions, to ensure that our Company is operated and managed for the benefit of all shareholders and to ensure our Company’s compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of our Company.

The nominating and corporate governance committee comprises Mr. WANG Yongping, Ms. XU Lili, Mr. ZHU Yonghua and Mr. YE Guofu. Mr. Wang is the chairman of the committee.
Corporate Governance Code
We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of our Shareholders. In order to accomplish this, save as disclosed below, we expect to comply with the Corporate Governance Code set out in Appendix 14 of the Listing Rules after the Listing.
Pursuant to code provision A.2.1 of the Corporate Governance Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. We do not have a separate chairman and chief executive officer and Mr. YE Guofu currently performs these two roles. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within our Group and enables more effective and efficient overall strategic planning for our Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable our Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of our Company if and when it is appropriate taking into account the circumstances of the Group as a whole. For further information relating to our Company’s corporate governance measures, please see the section headed “Relationship with the Controlling Shareholders — Corporate Governance Measures.”
Management Presence
According to Rule 8.12 of the Listing Rules, we must have sufficient management presence in Hong Kong. This normally means that at least two of our executive Directors must be ordinarily resident in Hong Kong.
Since the principal business operations of our Group are conducted in Mainland China, members of our senior management are, and are expected to continue to be, based in Mainland China. Further, as our executive Directors have a vital role in our Group’s operations, it is crucial for them to remain in close proximity to our Group’s central management located in Mainland China. Our Company does not and, for the foreseeable future, will not have a sufficient management presence in Hong Kong. We have applied for, and the Stock Exchange [has granted], a waiver from compliance with Rule 8.12 of the Listing Rules. For further details, see “Waivers and Exceptions — Management Presence in Hong Kong.”
Board Diversity
Our Company [has adopted] a board diversity policy which sets out the approach to achieve diversity of the Board. Our Company recognizes and embraces the benefits of having a diverse Board and sees increasing diversity at the Board level, including gender diversity, as an essential element in maintaining our Company’s competitive advantage and enhancing its ability to attract, retain and motivate employees from the widest possible pool of available talent. In particular, our Company currently has one female Director, alongside five male Directors and will continue to work towards enhancing the gender diversity of the Board. Pursuant to

DIRECTORS AND SENIOR MANAGEMENT

the board diversity policy, in reviewing and assessing suitable candidates to serve as a director of the Company, the nominating and corporate governance committee will consider a number of aspects, including but not limited to gender, age, cultural and educational background, professional qualifications, skills, knowledge, and industry and regional experience. Pursuant to the board diversity policy, the nominating and corporate governance committee will discuss periodically and when necessary, agree on the measurable objectives for achieving diversity, including gender diversity, on the Board and recommend them to the Board for adoption.
DIRECTORS’ REMUNERATION
Our Directors and senior management receive remuneration, including basic salaries, housing fund, allowances and benefits in kind, employer’s contributions to a retirement benefit scheme, discretionary bonuses and share-based compensation expenses.
The aggregate amount of remuneration (including directors’ fees, salaries, allowances and other benefits, discretionary bonuses, retirement scheme contributions and equity-settled share-based payments) for our Directors for the fiscal years ended June 30, 2019, 2020 and 2021 and the six months ended December 31, 2021 was approximately RMB36.4 million, RMB81.5 million, RMB43.8 million and RMB5.1 million, respectively.
The aggregate amount of remuneration (including salaries, allowances and other benefits, discretionary bonuses, retirement scheme contributions and equity-settled share-based payments) for the five highest paid individuals who are not our Directors for the fiscal years ended June 30, 2019, 2020 and 2021 and the six months ended December 31, 2021 was approximately RMB36.5 million, RMB92.6 million, RMB49.4 million and RMB2.4 million, respectively.
Save as disclosed above, no other payments have been paid or are payable, in respect of the fiscal years ended June 30, 2019, 2020 and 2021 and the six months ended December 31, 2021 by our Company to our Directors. No remuneration was paid to our Directors or the five highest paid individuals as an inducement to join, or upon joining, our Group. No compensation was paid to, or receivable by, our Directors or past directors for the Track Record Period for the loss of office as director of any member of our Group or of any other office in connection with the management of the affairs of any member of our Group. None of our Directors waived any emoluments during the same period.
See paragraphs headed “Statutory and General Information — 2020 Share Incentive Plan” in Appendix IV for details regarding the incentive plans for our Directors and the senior management.
COMPLIANCE ADVISOR
We have appointed [Haitong International Capital Limited] as our compliance advisor (the “Compliance Advisor” pursuant to Rule 3A.19 of the Listing Rules. The Compliance Advisor will provide us with guidance and advice as to compliance with the requirements under the Listing Rules and applicable Hong Kong laws. Pursuant to Rule 3A.19 of the Listing Rules, the Compliance Advisor will advise our Company, among others, in the following circumstances:
(a)
before the publication of any regulatory announcement, circular, or financial report;

(b)
where a transaction, which might be a notifiable or connected transaction, is contemplated, including share issues and share repurchases;

(c)
where we propose to use the proceeds of the Global Offering in a manner different from that detailed in this document or where the business activities, development or results of our Company deviate from any forecast, estimate or other information in this document; and

(d)
where the Stock Exchange makes an inquiry to our Company regarding unusual movements in the price or trading volume of its listed securities or any other matters in accordance with Rule 13.10 of the Listing Rules.

The term of appointment of the Compliance Advisor shall commence on the Listing Date and end on the date on which our Company distributes to Shareholders the annual report of our financial results for the first full financial year commencing after the Listing Date and such appointment may be subject to extension by mutual agreement.

REGULATION

This section sets out a summary of the most significant aspects of laws and regulations in the PRC and Hong Kong that are material to our business operations.
PRC
REGULATIONS RELATING TO FOREIGN INVESTMENT
The establishment, operation and management of our PRC companies are governed by the PRC Company Law (《中華人民共和國公司法》), as most recently amended in 2018, which applies to all PRC companies including foreign-invested companies, except where foreign-investment related laws provide otherwise.
On March 15, 2019, the National People’s Congress approved the Foreign Investment Law (《中華人民共和國外商投資法》), which sets out the regulatory framework for foreign investments and pursuant to which (i) foreign natural persons, enterprises or other organizations (collectively, the “foreign investors”) shall not invest in any sector prohibited as specified in the negative list for access of foreign investment, (ii) for any sector restricted by the negative list, foreign investors shall conform to the investment conditions provided in the negative list, and (iii) sectors not included in the negative list shall be managed under the principle of treating domestic investments and foreign investments equally. It, together with its implementation rules, also sets forth necessary mechanisms to facilitate, protect and manage foreign investments and proposes to establish a foreign investment information report system where foreign investors or foreign-funded enterprises shall submit investment information to the competent departments of commerce through the enterprise registration system and the enterprise credit information publicity system.
The Measures for Foreign Investment Information Reporting (《外商投資信息報告辦法》), which was promulgated on December 30, 2019 and came into effect on January 1, 2020, sets out the details of the foreign investment information report system. Beginning January 1, 2020, with respect to foreign investors carrying out investment activities directly or indirectly in the PRC, foreign investors or foreign-funded enterprises shall submit investment information to the commerce authorities in accordance with these measures.
According to the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition) (《外商投資准入特別管理措施(負面清單) (2021年版)》) promulgated on December 27, 2021, our business does not fall under such categories where foreign investment is restricted or prohibited.
REGULATIONS RELATING TO OUR INDUSTRY AND PRODUCTS
Regulations Relating to Food Sales
According to the Food Safety Law of the PRC (《中華人民共和國食品安全法》), which was effective on June 1, 2009 and last amended on April 29, 2021, the PRC government implements a licensing system for food manufacturing and food business operations. Whoever engages in food production or sale or catering services shall obtain a permit in accordance with the law. However, a permit is not required for the sale of edible agricultural products and prepacked food. The sale of prepacked food shall be reported to the local food safety regulatory department.
Regulations Relating to Cosmetics Sales
The Cosmetics Supervision and Administration Regulation (《化妝品監督管理條例》) promulgated by the State Council, as effective on January 1, 2021, requires that cosmetics operators shall establish and implement the inspection and recording system for the purchased goods to verify the market entity registration certificates, cosmetics registration or record-filing status and the ex-factory inspection conformity certificates of the suppliers, as well as truthfully record and keep the relevant vouchers.
Regulations Relating to Medical Devices Sales
Pursuant to the Regulation on the Supervision and Administration of Medical Devices (《醫療器械監督管理條例》), as effective on April 1, 2000 and last amended on February 9, 2021, and the Measures for the

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Supervision and Administration of the Operation of Medical Devices (《醫療器械經營監督管理辦法》), as effective on October 1, 2014 and last amended on March 10, 2022, medical devices are administered by categorization according to their risk levels, no license or filing is required for the sale of Class I medical devices, filing is required for the sale of Class II medical devices, and a license is required for the sale of Class III medical devices. A purchase inspection recording system for the medical devices is required for purchased medical devices operators, and a recording system for sale is required for wholesalers of Class II and Class III medical devices and retailers of Class III medical devices also.
Regulations Relating to Sales of Our Products
According to the Anti-unfair Competition Law (《反不正當競爭法》) promulgated on September 2, 1993 and last amended on April 23, 2019, when trading in the market, business operators should abide by the principles of voluntariness, equality, fairness, honesty and credibility, and abide by laws and recognized business ethics. Unfair competition refers to a business operator, in violation of the Anti-unfair Competition Law, disrupts the competition order and infringes the legitimate rights and interests of other business operators or consumers. A business operator in violation of the Anti-unfair Competition Law may be subject to civil liability and administrative penalties. A business operator whose legitimate rights and interests are damaged by any act of unfair competition may file a lawsuit.
According to the Advertising Law of the PRC (《中華人民共和國廣告法》), which was promulgated on October 27, 1994 and last amended on April 29, 2021, advertisement shall be expressed in a true, legitimate, healthy manner, and shall not contain false or misleading content, or defraud or mislead consumers. The Advertising Law of the PRC forbids the usage of certain words or phrases in advertisements, such as “national,” “supreme,” or “best” and provides a more detailed definition of “false advertisement”. Advertisers, advertising agents and advertisement publishers shall abide by the laws, regulations and the principles of justice, honesty and fair competition when carrying out advertising activities.
According to the E-Commerce Law (《電子商務法》) promulgated on August 31, 2018, e-commerce operators include operators of e-commerce platforms, business operators on e-commerce platforms, and other e-commerce operators that sell commodities or offer services on websites they develop themselves or through other network services. Unless otherwise provided, e-commerce operators shall complete the market entity registration. Commodities sold or services offered by e-commerce operators shall meet the requirements to safeguard personal safety and property security and the requirements on environmental protection, and they shall not supply or offer any commodity or service prohibited by laws and administrative regulations. An e-commerce operator shall also: (i) continuously display and update its business license information and administrative license or relevant information which indicates that it does not need to complete the market entity registration in a prominent position on its homepage or provide the link to the aforesaid information, (ii) disclose information about commodities or services in a comprehensive, truthful, accurate and timely manner so as to safeguard the consumers’ right to know and right of choice, and (iii) deliver commodities or services according to its promises or the ways and time limits as agreed upon with consumers, and bear the likely risks and responsibilities when commodities are in transit except when consumers choose a separate logistics service provider.
Regulations Relating to Fire Prevention
According to the Fire Prevention Law of the PRC (《中華人民共和國消防法》), which was promulgated on April 29, 1998 and last amended on April 29, 2021, the constructor or user entity shall be subject to fire protection inspection before a public gathering place is put into use or opens for business. Any construction illegally putting into use or operating a public gathering place without being permitted by the fire and rescue department or without conforming to the use and operation conditions as the constructor or user undertakes upon inspection, may be ordered to stop construction, stop use, stop production or business operation, and be imposed a fine ranging from RMB30,000 to RMB300,000.
Regulations Relating to Data, Cyber and Information Security
On May 28, 2020, the National People’s Congress issued the PRC Civil Code (《中華人民共和國民法典》), which took effect on January 1, 2021. In accordance with the PRC Civil Code, natural person’s personal

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information shall be protected by law, and the processing of personal information shall be subject to the principle of legitimacy, rightfulness and necessity, with no excessive processing.
On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law (《網絡安全法》), which became effective on June 1, 2017. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard cyber security in conducting business and providing services. For the construction and operation of the network or the provision of services through the network, technical and other necessary measures shall be taken as required by law and the compulsory requirements of national standards to ensure the safe and stable operation of the network, respond to cyber security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. Network operators shall not collect personal information irrelevant to their services. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators shall take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner.
The PRC Data Security Law (《中華人民共和國數據安全法》) was released by the National People’s Congress Standing Committee on June 10, 2021 and became effective on September 1, 2021. The PRC Data Security Law stipulates the measures to support and promote data security and development, to establish and optimize the national data security management system, and to clarify organizations’ and individuals’ responsibilities in data security. According to the PRC Data Security Law, data processing activities shall be carried out in accordance with PRC laws and regulations, establishing and improving the data security management system of the whole process, organizing and carrying out data security education and training, and taking corresponding technical measures and other necessary measures to safeguard data security. Where data processing activities are carried out through the Internet and other information networks, the above-mentioned data security protection obligations shall be fulfilled on the basis of the hierarchical network security protection system. In carrying out data processing activities, risk monitoring shall be strengthened, and remedial measures shall be taken immediately when data security defects, loopholes and other risks are found. In the event of a data security incident, the processors of data shall take immediate measures to deal with it, inform the user in time and report to the competent authorities in accordance with relevant provisions. Any organization or individual carrying out data processing activities that violates the PRC Data Security Law shall bear the corresponding civil, administrative or criminal liability depending on the specific circumstances.
The Personal Information Protection Law (《個人信息保護法》, the “PIPL”) was released by the National People’s Congress Standing Committee on August 20, 2021 and became effective on November 1, 2021. The PIPL stipulates the scope of personal information and the ways of processing personal information, establishes rules for processing personal information and for providing personal information to overseas recipients, and clarifies the individual’s rights and the processor’s obligations in the process of personal information processing. The PIPL applies to (i) the processing within the territory of the PRC of natural persons’ personal information; or (ii) the processing outside the territory of the PRC over personal information of natural persons within the PRC, provided that such information is processed (a) for the purpose of providing products or services to domestic natural persons, (b) to analyze or assess the conduct of domestic natural persons, or (c) under any other circumstances as prescribed by laws and administrative regulations. The PIPL requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transmission, and security.
On December 28, 2021, the CAC, together with other relevant departments, jointly promulgated the Cybersecurity Review Measures (《網絡安全審查辦法》), which became effective from February 15, 2022. According to the Cybersecurity Review Measures, a network platform operator who possesses personal information of more than one million users shall apply for cybersecurity review before the listing of the network platform operator’s securities abroad, and the relevant governmental authorities may initiate

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cybersecurity review if such governmental authorities consider relevant network products or services and data processing affect or may affect national security. We do not think listing in Hong Kong is listing abroad.
On November 14, 2021, the CAC released the Regulations on the Administration of Cyber Data Security (Draft for Comments) (《網絡數據安全管理條例(徵求意見稿)》) (“Draft Regulations”), which stipulates that a data processor who processes personal information of more than one million users seeking to list abroad or a data processor seeking to list in Hong Kong which affects or may affect national security is required to apply for cybersecurity review under relevant rules and regulations. However, the Draft Regulations do not provide the standard to determine the circumstances that would be determined to “affect or may affect national security.” As of the Latest Practicable Date, it had not been formally adopted and is subject to further guidance.
Regulations Relating to Overseas Listing
On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (《國務院關於境內企業境外發行證券和上市的管理規定(草案徵求意見稿)》) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (《境內企業境外發行證券和上市備案管理辦法(徵求意見稿)》) (together, “Draft Regulations on Listing”), which set out the new regulatory requirements and filing procedures for Chinese companies seeking direct or indirect listing in overseas markets. The Draft Regulations on Listing, among others, provide that (i) Chinese companies that seek to offer and list securities in overseas markets shall fulfill the filing procedures with and report relevant information to the CSRC, and that an initial filing shall be submitted within three working days after the application for an initial public offering is submitted, and a second filing shall be submitted after the listing is completed, and (ii) in the event that Chinese companies that have directly or indirectly listed securities in overseas markets intend to conduct follow-on offerings in overseas markets, such companies shall fulfill the filing procedures with and report relevant information to the CSRC, and such filing shall be submitted within three working days after such follow-on offering is completed. Moreover, an overseas offering and listing is prohibited if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security as reviewed and determined by competent PRC authorities, (iii) it has material ownership disputes over equity, major assets, and core technology, (iv) in recent three years, the Chinese operating entities and their controlling shareholders and actual controllers have committed relevant prescribed criminal offenses or are currently under investigations for suspicion of criminal offenses or severe violations, (v) the directors, supervisors, or senior management have been subject to administrative punishment for severe violations, or are currently under investigations for suspicion of criminal offenses or severe violations, or (vi) it has other circumstances as prescribed by the State Council. Uncertainties exist regarding the final form of these regulations as well as the interpretation and implementation thereof after promulgation.
HONG KONG
There is no specific statutory requirement for our Group to obtain any licence to carry out our business in Hong Kong other than the requirement to have a business registration certificate under the Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong). Our Group does not import any food, dutiable commodities under the Dutiable Commodities Ordinance (Cap. 109) or any prohibited articles under the Import and Export Ordinance (Cap. 60) in or into Hong Kong. Below is a summary of the laws and regulations in Hong Kong which are material to our Group’s business.
Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)
For our Group’s operations in Hong Kong, we are required to apply for business registration and display a valid business registration certificate at the place of business under the Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong).
We held valid business registration certificates throughout the Track Record Period and as at the Latest Practicable Date.

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Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong)
The Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) governs the formation, performance and remedies of contract for the sale of goods in Hong Kong and the transfer of title of goods sold. The ordinance also sets out certain implied terms or conditions and warranties generally relating to the safety and suitability of goods supplied under a contract of sale for goods in Hong Kong, including:
(a)
where there is a sale of goods by description, the goods shall correspond with the description;

(b)
where the seller sells goods in the course of a business, the goods shall be of a merchantable quality, i.e. (a) as fit for the purpose or purposes for which the goods of that kind are commonly bought; (b) of such standard of appearance and finish; (c) as free from defects (including minor defects); (d) as safe; and (e) as durable, as it is reasonable to expect having regard to any description applied to them, the price (if relevant) and all the other relevant circumstances;

(c)
where the seller sells goods in the course of a business and the buyer makes known to the seller (whether expressly or by implication) any particular purpose for which the goods are being bought, the goods supplied under the contract shall be reasonably fit for that purpose.

Under section 55 of the Sale of Goods Ordinance, where there is a breach of warranty by the seller, the buyer is not, by reason only of such breach of warranty, entitled to reject the goods, but he may set up against the seller the breach of warranty in diminution or extinction of the price, or maintain an action against the seller for damages for the breach of warranty.
Consumer Goods Safety Ordinance (Chapter 456 of the Laws of Hong Kong)
The Consumer Goods Safety Ordinance (Chapter 456 of the Laws of Hong Kong) imposes a duty on manufacturers, importers and suppliers of consumer goods (i.e. goods which are ordinarily supplied for private use or consumption) to ensure that the consumer goods they supplied are safe.
Under section 6 of the Ordinance, a person shall not supply, manufacture or import into Hong Kong consumer goods, unless the consumer goods comply with the general safety requirement as provided under the ordinance or with the applicable safety standard(s) or safety specification(s) as approved by the Secretary for Commerce and Economic Development for the particular consumer goods. A person who contravenes section 6 commits and offence and is liable to (i) on first conviction, to a level 6 fine of HK$100,000 and imprisonment for 1 year; (ii) on subsequent convictions, to a fine of HK$500,000 and to imprisonment for 2 years; and (iii) where the offence is a continuing offence, in addition to the fine specified in (i) and (ii), the person shall be liable to a fine of HK$1,000 for each day the offence continued. (iii) Where the Commissioner of Customs and Excise reasonably believes that the consumer goods is non-compliant with the approved standard or a safety standard or safety specification established by regulation, the Commissioner is empowered under the Ordinance to (i) serve a prohibition notice prohibiting a person from supplying those consumer goods for a specified period not exceeding 6 months; and (ii) serve a recall notice requiring the immediate withdrawal of any consumer goods if there is a significant risk that the consumer goods will cause a serious injury and do not comply with the approved standard or a safety standard or safety specification established by regulation. Any person who is served with a notice and fails or refuses to comply with the notice commits an offence and is liable to a fine of up to HK$500,000 and to imprisonment for 2 years and, where the offence is a continuing offence, a fine of HK$1,000 for each day the offence continued.
Trade Description Ordinance (Chapter 362 of the Laws of Hong Kong)
The Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) aims to prohibit false trade description, false, misleading or incomplete information, false marks and misstatements in respect of goods and services provided in the course of trade. The definition of trade description under section 2 of the ordinance covers a broad range of matters including but not limited to: quantity, method of manufacture, composition, fitness for purpose, availability, compliance with a standard specified or recognised by any person, price, approval by any person, a person by whom they have been acquired, the goods being of same kind as goods supplied to a person, place or date of manufacture, etc.

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Section 2 also provides that a trade description which is false to a material degree or which, though not false, is misleading, that is to say, likely to be taken for a trade description of a kind that would be false to a material degree, would be regarded as a false trade description.
Section 7 provides that it is an offence for any person who, in the course of any trade or business, applies a false trade description to any goods or supplies or offer to supply any goods to which a false description is applied. Section 7A provides that it is an offence for a trader who applies a false trade description to a service supplied or offered to be supplied to a consumer, or supplies or offers to supply to a consumer a service to which a false trade description is applied. Section 12 further prohibits any person from importing or exporting any goods to which a false trade description or forged trade mark is applied.
Sections 13E, 13F, 13G, 13H and 13I of the ordinance provide that a trader commits an offence if the trader engages, in relation to a consumer, in a commercial practice that is a misleading omission, or is aggressive, or constitutes bait advertising, or constitutes a bait and switch, or wrongly accepting payment for a product.
Any person who commits an offence under sections 7, 7A, 13E, 13F, 13G, 13H or 13I shall be liable, on conviction on indictment, to a fine of HK$500,000 and to imprisonment for 5 years, and on summary conviction, to a level 6 fine of HK$100,000 and imprisonment for 2 years.
Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong)
The Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong) makes provision in respect of the registration of trade marks and provides for connected matters.
The ordinance provides that a person infringes a registered trade mark if he uses in the course of trade or business a sign which is:
(a)
identical to the registered trade mark in relation to goods or services which are identical to those for which it is registered;

(b)
identical to the registered trade mark in relation to goods or services which are similar to those for which it is registered and such use is likely to cause confusion on the part of the public;

(c)
similar to the registered trade mark in relation to goods or services which are identical to or similar to those for which it is registered and such use is likely to cause confusion on the part of the public; or

(d)
identical or similar to the registered trade mark in relation to goods or services which are not identical or similar to those for which the trademark is registered, and the trade mark is entitled to protection under the Paris Convention as a well-known trade mark, and such use, being without due cause, takes unfair advantage of or is detrimental to the distinctive character or repute of a trade mark.

The ordinance further provides that the owner of a trade mark may bring infringement proceedings against the infringer for damages, injunction, accounts or any other relief available in law.
Import and Export Ordinance (Chapter 60 of the Laws of Hong Kong)
The Import and Export Ordinance (Chapter 60 of the Laws of Hong Kong) stipulates that all cargo which is imported or exported shall be recorded in a manifest which shall contain such particulars as the Commissioner of Customs and Excise may prescribe.
Import and Export (Registration) Regulations (Chapter 60E of the Laws of Hong Kong) provides that every person who imports or exports any article other than an exempted article shall lodge an accurate and complete import or export declaration relating to such article using services provided by a specific body with the Commissioner of Customs and Excise within 14 days after the importation or exportation of the article. Our Group imports products in Hong Kong. Any person who fails or neglects to declare within 14 days after importation or exportation without reasonable excuse is liable to a fine of HK$1,000 upon summary

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conviction and HK$100 in respect of every day such declaration has not been lodged. Penalty of up to HK$200 shall also be payable for late lodgement of a declaration.
Competition Ordinance (Chapter 619 of the Laws of Hong Kong)
The Competition Ordinance (Chapter 619 of the Laws of Hong Kong) is intended to, among others, prohibit conduct that prevents, restricts or distorts competition in Hong Kong, and prohibit mergers that substantially lessen competition in Hong Kong. There are three competition rules under the Competition Ordinance, namely, the First Conduct Rule, the Second Conduct Rule and the Merger Rule.
The First Conduct Rule prohibits anti-competitive agreements if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong. The Second Conduct Rule prohibits abuse of market power if the object or effect of the conduct is to prevent, restrict or distort competition in Hong Kong. The Merger Rule prohibits anti-competitive mergers and acquisitions, and currently only applies to mergers involving carrier licence holders within the meaning of the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong).
Penalties for infringement of the First Conduct Rule and the Second Conduct Rule that may be imposed by the Competition Tribunal includes pecuniary penalty that may amount to 10% of the turnover of the companies concerned for up to 3 years in which the contravention occurs (section 93), disqualification order against a director (section 101) and prohibition order (section 151A) etc. Further, pursuant to section 67 of the Competition Ordinance, if the Competition Commissioner has reasonable cause to believe that (i) a contravention of the First Conduct Rule has occurred and the contravention involves serious anti-competitive conduct; or (ii) a contravention of the Second Conduct Rule has occurred, the Commissioner may, instead of commencing proceedings, issue an infringement notice to the person against whom it proposes to bring proceedings, offering not to bring those proceedings on the condition that the person makes a commitment to comply with the requirements of the notice. Pursuant to section 68, such person is not obliged to make a commitment to comply with the requirements of the infringement notice, but if he does not make the commitment within the compliance period, the Competition Commissioner may bring proceedings against that person in the Competition Tribunal in relation to the alleged contravention of the conduct rule.
Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)
Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), for a company carrying on a trade, profession or business in Hong Kong, its assessable profits arising in or derived from Hong Kong shall be chargeable to profits tax.
The Inland Revenue Ordinance also provides for the obligation to do the followings:
(a)
to keep sufficient records of the company’s income and expenditure to enable the assessable profit to be readily ascertained for at least 7 years;

(b)
to inform the Inland Revenue Department of its chargeability to tax;

(c)
to submit tax return as required; and

(d)
to inform the Inland Revenue Department of the commencement and cessation of employment of its employees.